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As Filed Pursuant to Rule 424(b)(1)
Registration No. 333-144366

PROSPECTUS

TransDigm Inc.

OFFER TO EXCHANGE

Up to $300,000,000 aggregate principal amount of its 7 3/4% Senior Subordinated Notes due 2014 registered under the Securities Act of 1933 for
any and all outstanding 7 3/4% Senior Subordinated Notes due 2014 that were issued on February 7, 2007

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  We are offering to exchange new registered 7 3/4% senior subordinated notes due 2014, which we refer to herein as the "exchange notes," for all of our outstanding unregistered 7 3/4% senior subordinated notes due 2014 that were issued on February 7, 2007, which we refer to herein as the "original notes." We refer herein to the exchange notes and the original notes, collectively, as the "notes."

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  The exchange offer expires at 5:00 p.m., New York City time, on August 17, 2007, unless extended.

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  The exchange offer is subject to customary conditions that we may waive.

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  All outstanding original notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for the exchange notes.

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  Tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

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  We believe that the exchange of original notes for exchange notes should not be a taxable exchange for U.S. federal income tax purposes.

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  We will not receive any proceeds from the exchange offer.

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  The terms of the exchange notes to be issued are substantially identical to the terms of the original notes, except that the exchange notes will not have transfer restrictions and you will not have registration rights.

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  If you fail to tender your original notes, you will continue to hold unregistered securities and it may be difficult for you to transfer them.

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  There is no established trading market for the exchange notes, and we do not intend to apply for listing of the exchange notes on any securities exchange or market quotation system.

        See "Risk Factors" beginning on page 19 for a discussion of matters you should consider before you participate in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 20, 2007.

        This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. We will provide this information to you at no charge upon written or oral request directed to Chief Financial Officer, TransDigm Inc., 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114 (telephone number (216) 706-2939). In order to ensure timely delivery of this information, any request should be made by August 10, 2007, five business days prior to the expiration date of the exchange offer.

        No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prosecutes or in our affairs since the date hereof.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resales. See "Plan of Distribution."

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NOTICE TO INVESTORS

        This prospectus contains summaries of the terms of certain agreements that we believe to be accurate in all material respects. However, we refer you to the actual agreements for complete information relating to those agreements. All summaries of such agreements contained in this prospectus or incorporated by reference into this prospectus are qualified in their entirety by this reference. To the extent that any such agreement is attached as an exhibit to this registration statement, we will make a copy of such agreement available to you upon request.

        The notes will be available in book-entry form only. The notes exchanged pursuant to this prospectus will be issued in the form of one or more global certificates, which will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in its name or in the name of Cede & Co., its nominee. Beneficial interests in the global certificates will be shown on, and transfer of the global certificates will be effected only through, records maintained by DTC and its participants. After the initial issuance of the global certificates, notes in certificated form will be issued in exchange for global certificates only in the limited circumstances set forth in the indenture, dated as of June 23, 2006 and supplemented as of November 2, 2006, February 7, 2007 and June 29, 2007, or the Indenture, governing the notes. See "Book-Entry, Delivery and Form."

NOTICE TO NEW HAMPSHIRE RESIDENTS

        NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1955, AS AMENDED, WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission, or the SEC, that are incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including the financial statements and the related notes appearing elsewhere in this prospectus or incorporated by reference in this prospectus, before you decide to participate in the exchange offer. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the "Risk Factors" and other sections of this prospectus and in the documents incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "we," "us," "our" and "the Company" refer to TransDigm Group Incorporated, TransDigm Inc. and its subsidiaries.

        As more fully described below under the heading "Financing Transactions," on February 7, 2007, we completed the acquisition of Aviation Technologies, Inc., or ATI, and related financing transactions. The acquisition of ATI and the related financing transactions are sometimes collectively referred to in this prospectus as the "Financing Transactions." Except as the context otherwise requires, all pro forma data gives effect to the Financing Transactions.

        We and ATI have historically reported our financial results based on different fiscal year-ends. References to the Company's "fiscal year" mean the year ending or ended September 30. For example, "fiscal year 2006" or "fiscal 2006" means the period from October 1, 2005 to September 30, 2006. However, references to ATI's fiscal year mean the year ending or ended December 31.

Our Company

        We believe we are a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Our business is well diversified due to the broad range of products we offer to our customers. Some of our more significant product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include ignition systems and components, gear pumps, mechanical/electro-mechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold-open rods and locking devices, engineered connectors, engineered latches and cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors, aircraft audio systems, specialized cockpit displays and specialized valving. Each of these product offerings consists of many individual products that are typically customized to meet the needs of a particular aircraft platform or customer.

        For fiscal year 2006, we generated net sales of $435.2 million and net income of $25.1 million. In addition, for fiscal year 2006, our EBITDA was $134.3 million, or 30.9% of net sales, our EBITDA As Defined was $194.4 million, or 44.7% of net sales, and our capital expenditures were $8.4 million, or 1.9% of net sales. For the twenty-six week period ended March 31, 2007, we generated net sales of $267.1 million and net income of $41.8 million. In addition, during the same period, our EBITDA was $117.4 million, or 44.0% of net sales, our EBITDA As Defined was $124.5 million, or 46.6% of net sales, and our capital expenditures were $4.2 million, or 1.6% of net sales.

        As described in more detail below, on February 7, 2007, we completed the Financing Transactions. For the twelve-month period ended September 30, 2006, our pro forma net sales would have been $540.1 million and our pro forma net income would have been $16.4 million. In addition, for the twelve-month period ended September 30, 2006, our pro forma EBITDA would have been $160.9 million, or 29.8% of pro forma net sales, and our pro forma EBITDA As Defined would have been $228.5 million, or 42.3% of pro forma net sales. For the twenty-six week period ended March 31, 2007, our pro forma net sales would have been $304.9 million and our pro forma net income would have been $23.6 million. During this same period, our pro forma EBITDA would have been $102.8 million, or 33.7% of pro forma net sales, and our pro forma EBITDA As Defined would have been $136.0 million, or 44.6% of pro forma net sales.

        We estimate that over 90% of our net sales for fiscal year 2006 were generated by proprietary products for which we own the design. In addition, for fiscal year 2006, we estimate that we generated approximately 75% of our net sales from products for which we are the sole source supplier. The ATI business has similar characteristics, with approximately 90% of its net sales for its fiscal year ended December 31, 2006 being generated by its proprietary products, and approximately 85% of its net sales during this period being generated from products for which it is the sole source supplier.

        Most of our products generate significant aftermarket revenue. Once our parts are designed into and sold as original equipment on an aircraft, we generate net sales from recurring aftermarket consumption over the life of that aircraft. This installed base and our sole source provider position typically generate a long-term stream of aftermarket revenues over the estimated 30-year life of an individual aircraft. We estimate that approximately 60% of our net sales in fiscal year 2006 were generated from aftermarket sales, the vast majority of which come from the commercial and military aftermarkets. These aftermarket revenues have historically produced a higher gross margin and been more stable than sales to original equipment manufacturers, or OEMs.  Similarly, we estimate that approximately 50% of ATI's net sales for its fiscal year ended December 31, 2006 were generated from aftermarket sales.

        We provide components for a large, diverse installed base of aircraft and, therefore, we are not overly dependent on any single airframe. For example, we estimate that sales to support any single OEM airframe production requirement did not exceed 4% of our net sales for fiscal year 2006, and sales to support any single aftermarket airframe platform did not exceed 5% of our net sales for this same period.

Organizational and Related Matters

Organizational Matters

        TransDigm Inc. was formed in July 1993 in connection with the acquisition of certain companies from IMO Industries Inc. TransDigm Group Incorporated, or TD Group, was formed in July 2003 at the direction of Warburg Pincus Private Equity VIII, L.P., or Warburg Pincus, to facilitate the acquisition of TransDigm Holding Company, or TransDigm Holdings. On July 22, 2003, TD Acquisition Corporation, a newly formed, wholly-owned subsidiary of TD Group, was merged with and into TransDigm Holdings with TransDigm Holdings continuing as the surviving corporation. Contemporaneously with the completion of that merger, a newly formed, wholly-owned subsidiary of TD Acquisition Corporation was merged with and into TransDigm Inc., with TransDigm Inc. continuing as the surviving corporation. These mergers are sometimes referred to in this prospectus as the "Mergers." Upon the completion of the Mergers, TransDigm Holdings became a wholly-owned subsidiary of TD Group, and TransDigm Inc. continued to be a wholly-owned subsidiary of TransDigm Holdings. In an effort to simplify our organizational structure, on June 26, 2006, TransDigm Holdings was merged with and into TransDigm Inc., with TransDigm Inc. continuing as the surviving corporation. TransDigm Holdings did not conduct any operations and did not have any significant assets other than its ownership interest in TransDigm Inc. Accordingly, as of the date of this prospectus, TransDigm Inc. is a wholly-owned subsidiary of TD Group.

Intercompany Transactions

        As a result of the acquisitions that we have made over the past several years, our organizational structure included numerous legal entities. In June 2007, we underwent a comprehensive restructuring in an effort to simplify our organizational structure, streamline our tax compliance activities and achieve certain state tax savings. We effected the following intercompany transactions in June 2007:

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  The assets of the AeroControlex Group division of TransDigm Inc. were transferred to AeroControlex Group, Inc., a newly formed, wholly-owned subsidiary of TransDigm Inc.;

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  West Coast Specialties, Inc. was merged with and into Avtech Corporation with Avtech Corporation continuing as the surviving corporation;

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  Christie Electric Corp. was merged with and into MarathonNorco Aerospace, Inc. with MarathonNorco Aerospace, Inc. continuing as the surviving corporation;

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  ZMP, Inc. was merged with and into Adams Rite Aerospace, Inc. with Adams Rite Aerospace, Inc. continuing as the surviving corporation;

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  DAC Realty Corp. was merged with and into Avionic Instruments LLC with Avionic Instruments LLC continuing as the surviving entity;

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  Sweeney Engineering Corp. was merged with and into TransDigm Inc. with TransDigm Inc. continuing as the surviving corporation; the Sweeney assets were then transferred to AeroControlex Group, Inc. along with the other assets of the AeroControlex Group division of TransDigm Inc. as described above;

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  Avionic Instruments Inc. was converted into a Delaware limited liability company;

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  Champion Aerospace Inc. was converted into a Delaware limited liability company;

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  Transicoil Corp. was converted into a Delaware limited liability company; and

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  CDA InterCorp was converted into a Florida limited liability company.

In June 2007, in accordance with the terms of the Indenture and the senior secured credit facility of TransDigm Inc., or the senior secured credit facility, AeroControlex Group, Inc. entered into a supplemental indenture and a joinder agreement pursuant to which it became a guarantor in respect of the obligations of TransDigm Inc. under the Indenture and the senior secured credit facility.

TD Group's Public Offerings

        On March 20, 2006, certain of TD Group's stockholders and certain members of our management sold an aggregate of 12,597,756 shares of TD Group's common stock in an underwritten initial public offering, or the initial public offering, at a price of $21.00 per share. TD Group did not offer any shares of common stock for sale in the initial public offering and it did not receive any of the proceeds from the sale of shares by the selling stockholders. TD Group's common stock is listed on The New York Stock Exchange, or the NYSE, under the trading symbol "TDG."

        On May 25, 2007, certain of TD Group's stockholders and certain members of our management sold an aggregate of 11,500,000 shares of TD Group's common stock in an underwritten public offering at a public offering price of $35.25 per share. As a result of this offering, as of May 25, 2007, TD Group is no longer a "controlled company" for the purposes of the NYSE listing requirements.

Industry and Market Overview

        We primarily compete in the commercial and military aerospace industry. The commercial aftermarket, where we have historically derived the largest percentage of our net sales, has generally been more stable and has exhibited more consistent growth compared to the commercial OEM market, which has historically exhibited cyclical swings due to changes in production rates for new aircraft. We believe that over any extended period, commercial aftermarket revenue is driven primarily by the number of miles flown by paying customers of commercial airlines, which is known in the industry and referred to in this prospectus as revenue passenger miles, or RPMs, and by the size and age of the worldwide aircraft fleet.

        Historically, aftermarket and OEM sales in the military sector tend to follow defense spending. Military aftermarket revenue is driven primarily by the operational tempo of the military, while military OEM revenue is driven primarily by spending on new systems and platforms.

Our Competitive Strengths

        We believe our key competitive strengths include:

        Large and Growing Installed Product Base with Aftermarket Revenue Stream.    We provide components to a large and growing installed base of aircraft to which we supply aftermarket products. We estimate that our products are installed on more than 40,000 commercial transport, regional transport, military and general aviation fixed wing turbine aircraft and over 15,000 rotary wing aircraft.

        Diversified Revenue Base.    We believe that our diversified revenue base reduces our dependence on any particular product, platform or market segment and has been a significant factor in maintaining our financial performance. Our products are installed on almost all of the major commercial aircraft platforms now in production, including the Boeing 737, 747, 757, 767 and 777, the Airbus A300/310, A319/20/21 and A330/340, the Bombardier CRJ's and Challenger, the Embraer RJ's, the Cessna Citation family, the Raytheon Premier and Hawker and most Gulfstream airframes. Military platforms include aircraft such as the Boeing C-17, F-15 and F-18, the Lockheed Martin C-130J and F-16, the Northrop Grumman E2C (Hawkeye), the Joint Strikefighter and the Blackhawk, Chinook and Apache helicopters. We expect to continue to develop new products for military and commercial applications. For example, we have been certified to provide, and expect to receive additional certifications to provide, a range of components for the new Boeing 787 and Airbus A380 and A400M.

        Significant Barriers to Entry.    We believe that the niche nature of our markets, the industry's stringent regulatory and certification requirements, the large number of products that we sell and the investments necessary to develop and certify products create barriers to entry for potential competitors. We believe that because we strive to deliver products that meet or exceed our customers' expectations and performance standards, our customers have a reduced incentive to certify another supplier because of the cost and time of the certification process. In addition, concerns about safety and the indirect costs of flight delays if products are unavailable or undependable make our customers hesitant to switch to new suppliers.

        Strong Cash Flow Generation.    We have generated strong recurring operating cash flow as a result of our historically high margins and low capital expenditure requirements. We believe that our high margins are the result of the value we provide to our customers through our engineering, service and manufacturing capabilities, our focus on proprietary and high margin aftermarket business, our ability to generate profitable new business and our ability to consistently realize productivity savings. For fiscal years 2006, 2005 and 2004, our EBITDA As Defined margins were 44.7%, 43.9% and 46.3%, respectively. In addition, our low recurring capital expenditure requirements, which have historically been approximately 2% of net sales per year, coupled with our consistent installed revenue base, have historically provided us with a stable stream of cash flows.

        Consistent Track Record of Financial Success and Strong Growth.    From fiscal year 1994 to fiscal year 2006, our net sales grew at a Compound Annual Growth Rate, or CAGR, of 19.4%, and during this same period our EBITDA As Defined grew at a CAGR of 28.2%.

        Value-Driven Management Team with a Successful Track Record.    Our operations are managed by a very experienced, value-driven management team with a proven record of growing our business organically, reducing overhead, rationalizing costs and integrating acquisitions. In the aggregate, our management team owns approximately 11.7% of TD Group's common stock on a fully diluted basis, assuming the exercise of outstanding stock options.

Our Business Strategy

        Our business strategy is made up of two key elements: (1) a value-driven operating strategy focused around our three core value drivers; and (2) a selective acquisition strategy.

        Value-Driven Operating Strategy.    Our three core value drivers are:

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  Obtaining Profitable New Business.    We attempt to obtain profitable new business by using our technical expertise, application skill and our detailed knowledge of our customer base and the individual niche markets in which we operate. We develop reliable, high value-added products that meet our customers' specific new application requirements and/or solve problems with current applications. We have regularly been successful in identifying and developing both aftermarket and OEM products to drive our growth. We work closely with OEMs, airlines and other end users to identify components that are not meeting their performance or reliability expectations. We then attempt to develop products that meet or exceed their expectations. For example, Airbus S.A.S. selected us to design the security bolting system that has been installed on all Airbus cockpit doors to comply with the Federal Aviation Administration, or the FAA, and European regulatory requirements adopted after the events of September 11, 2001. In addition, we have been selected to design and produce the flight deck audio system for the Boeing 787 aircraft.

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  Improving Our Cost Structure.    We attempt to make improvements to our cost structure through detailed attention to the cost of each of the products that we offer and our organizational structure, with a focus on reducing the cost of each. By maintaining this detailed focus across each area of our company, we have been able to consistently improve our overall cost structure through all phases of the market cycles of the aerospace industry.

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  Providing Highly Engineered Value-Added Products to Customers.    We focus on the engineering, manufacturing and marketing of a broad range of highly engineered niche products that we believe provide value to our customers. We have been consistently successful in communicating to our customers the value of our products. This has generally enabled us to price our products to fairly reflect the value we provide and the resources required to do so.

        Selective Acquisition Strategy.    We selectively pursue the acquisition of proprietary component businesses when we see an opportunity to create value through the application of our three core value-driven operating strategies. The aerospace industry, in particular, remains highly fragmented, with many of the companies in the industry being small private businesses or small non-core operations of larger businesses. We have significant experience among our management team in executing acquisitions and integrating acquired businesses into our company and culture, having successfully acquired and integrated 19 businesses and/or product lines since our formation in 1993.

Financing Transactions

        On February 7, 2007, we completed the acquisition of ATI, which resulted in ATI becoming a wholly owned subsidiary of TransDigm Inc. Stockholders of ATI received cash in exchange for their shares of ATI. The aggregate purchase price paid by TransDigm Inc. in connection with the acquisition was $430.1 million, which included the amounts paid by TransDigm Inc. in connection with the repayment of ATI's outstanding indebtedness and the transaction expenses of ATI.

        ATI serves the aerospace and defense marketplace with a proprietary, sole source, custom engineered product offering through its wholly owned subsidiaries, Avtech Corporation and Transicoil LLC. Avtech Corporation has been an industry leader in the design, development and manufacture of electronic systems for the aerospace industry, focusing on audio and power systems, cabin and other lighting products and power control products. Transicoil LLC focuses on developing and manufacturing products involving micro-mechanics and sophisticated electronics primarily for aerospace and defense applications, including liquid crystal and other cockpit displays, clocks, motors and related components and instruments. We believe that the acquisition of ATI will expand our existing positions in aerospace motors and electrical power applications as well as open up a new growth platform in flight deck and cabin electronics products.

        ATI sells a significant amount of proprietary products with substantial aftermarket content. Approximately 90% of ATI's net sales for its fiscal year ended December 31, 2006 were generated from proprietary products and approximately 50% of ATI's net sales during this period were related to the aftermarket. In addition, approximately 80% of ATI's net sales for its fiscal year ended December 31, 2006 came from the commercial sector, with the remaining 20% of such net sales coming from the military sector. ATI has a diversified revenue base with its products installed on almost all of the major commercial platforms now in production, including the Boeing 737, 747, 757, 767 and 777, the Airbus A300/310, A319/20/21, the Bombadier CRJs and Challenger and the Embraer RJs, which reduces its dependence on any particular product or platform. In addition, ATI services most of the military platforms that we currently serve.

        We financed the ATI acquisition through additional borrowings under the senior secured credit facility, the issuance of the original notes and the use of a portion of our available cash balances. On January 25, 2007, we entered into an amendment to the senior secured credit facility which provided for, among other things, an additional term loan of $130 million. In addition, on February 7, 2007, we issued and sold $300 million of the original notes. The original notes were issued under the Indenture pursuant to which we previously issued $275 million in aggregate principal amount of our 7 3/4% senior subordinated notes due 2014, or the 2006 notes. The original notes and the 2006 notes are sometimes collectively referred to in this prospectus as the "senior subordinated notes." We used the net proceeds from the issuance and sale of the original notes, together with the net proceeds from the borrowing under the additional term loan under the senior secured credit facility and a portion of our existing cash balances, to fund our acquisition of ATI and to pay related transaction expenses.

SUMMARY OF THE EXCHANGE OFFER

        On February 7, 2007, we completed an offering of $300,000,000 aggregate principal amount of 7 3/4% senior subordinated notes due 2014, which we refer to herein as the "original notes," in a transaction exempt from registration under the Securities Act of 1933, as amended, or the Securities Act. In connection with the offering of the original notes, we entered into a registration rights agreement, dated as of February 7, 2007, with the initial purchasers of the original notes. In the registration rights agreement, we agreed to offer our new 7 3/4% senior subordinated notes due 2014, which will be registered under the Securities Act, and which we refer to herein as the "exchange notes," in exchange for the original notes. The exchange offer is intended to satisfy our obligations under the registration rights agreement. We also agreed to deliver this prospectus to the holders of the original notes. In this prospectus, we refer to the original notes and the exchange notes collectively as the "notes." You should read the discussions under the headings "Prospectus Summary—Summary of the Terms of the Exchange Notes" and "Description of the Exchange Notes" for information regarding the exchange notes.

The Exchange Offer	This is an offer to exchange $1,000 in principal amount of the exchange notes for each $1,000 in principal amount of original notes. The exchange notes are substantially identical to the original notes, except that the exchange notes generally will be freely transferable. Based upon interpretations by the staff of the Securities and Exchange Commission, or the SEC, set forth in no actions letters issued to unrelated third parties, we believe that you can transfer the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:
	•	acquire the exchange notes in the ordinary course of your business;
	•	are not and do not intend to become engaged in a distribution of the exchange notes;
	•	are not an "affiliate" (within the meaning of the Securities Act) of ours;
	•	are not a broker-dealer (within the meaning of the Securities Act) that acquired the original notes from us or our affiliates; and
	•	are not a broker-dealer (within the meaning of the Securities Act) that acquired the original notes in a transaction as part of its market-making or other trading activities.

If any of these conditions are not satisfied and you transfer any exchange note without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. See "The Exchange Offer—Purpose of the Exchange Offer."
Registration Rights Agreement
Under the registration rights agreement, we have agreed to use our reasonable best efforts to consummate the exchange offer or cause the original notes to be registered under the Securities Act to permit resales. If we are not in compliance with our obligations under the registration rights agreement, liquidated damages will accrue on the original notes in addition to the interest that otherwise is due on the original notes. If the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no liquidated damages will be payable on the original notes. The exchange notes will not contain any provisions regarding the payment of liquidated damages. See "The Exchange Offer—Liquidated Damages."
Minimum Condition	The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered in the exchange offer.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 17, 2007, unless we extend it.
Exchange Date
We will accept original notes for exchange at the time when all conditions of the exchange offer are satisfied or waived. We will deliver the exchange notes promptly after we accept the original notes.
Conditions to the Exchange Offer
Our obligation to complete the exchange offer is subject to certain conditions. See "The Exchange Offer—Conditions to the Exchange Offer." We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of certain specified events.
Withdrawal Rights
You may withdraw the tender of your original notes at any time before the expiration of the exchange offer on the expiration date. Any original notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.
Procedures for Tendering Original Notes	See "The Exchange Offer—How to Tender."
United States Federal Income Tax Consequences
We believe that the exchange of the original notes for the exchange notes should not be a taxable exchange for U.S. federal income tax purposes, and holders will not recognize any taxable gain or loss as a result of such exchange.
Effect on Holders of Original Notes
If the exchange offer is completed on the terms and within the period contemplated by this prospectus, holders of original notes will have no further registration or other rights under the registration rights agreement, except under limited circumstances. See "The Exchange Offer—Other."
Holders of original notes who do not tender their original notes will continue to hold those original notes. All untendered, and tendered but unaccepted original notes, will continue to be subject to the transfer restrictions provided for in the original notes and the Indenture. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See "Risk Factors—Risks Associated with the Exchange Offer—You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer," "—Your ability to sell your original notes may be significantly more limited and the price at which you may be able to sell your original notes may be significantly lower if you do not exchange them for registered exchange notes in the exchange offer" and "The Exchange Offer—Other."
Appraisal Rights	Holders of original notes do not have appraisal or dissenters' rights under applicable law or the Indenture. See "The Exchange Offer—Terms of the Exchange Offer."
Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer.
Exchange Agent	The Bank of New York Trust Company, N.A., the trustee under the Indenture, is serving as the exchange agent in connection with this exchange offer.

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

Issuer	TransDigm Inc.
Exchange Notes	$300,000,000 in aggregate principal amount of 7 3/4% Senior Subordinated Notes due 2014.
Maturity Date	July 15, 2014.
Interest	7 3/4% per annum, payable semi-annually on January 15 and July 15.
Guarantees
The exchange notes will be fully and unconditionally guaranteed, on a joint and several and senior subordinated basis, by TD Group, our parent company, and, other than immaterial subsidiaries, all of our existing and future domestic subsidiaries. Our foreign subsidiaries will not guarantee the exchange notes. As of the date of this prospectus, we have only two foreign subsidiaries, which have minor assets and liabilities.
Ranking	The exchange notes will be our unsecured senior subordinated obligations. The exchange notes and guarantees will rank:
• junior to all of our and the guarantors' existing and future senior indebtedness, including any borrowings under the senior secured credit facility;
• equally with any of our and the guarantors' existing and future senior subordinated indebtedness; and
• senior to any of our and the guarantors' existing and future subordinated indebtedness.

As of March 31, 2007, the exchange notes would rank junior to approximately $780 million of senior indebtedness, all of which is secured, excluding amounts that may be drawn under the revolving credit line under the senior secured credit facility, which would all rank senior to the exchange notes.
Optional Redemption
We may redeem the exchange notes at any time and from time to time on or after July 15, 2009 in whole or in part in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption. We may also redeem the exchange notes at any time and from time to time prior to July 15, 2009 in whole or in part at a make-whole redemption price described in this prospectus, plus accrued and unpaid interest to the date of redemption. In addition, at any time and from time to time prior to July 15, 2009, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings at the redemption price described in this prospectus, plus accrued and unpaid interest to the date of redemption, provided that (i) at least $150.0 million of the aggregate principal amount of the notes remain outstanding immediately after the occurrence of each such redemption and

(ii) each such redemption occurs within 90 days after the date of the related equity offering. See "Description of the Exchange Notes—Optional Redemption."
Change of Control
If a change of control event occurs, each holder of exchange notes will have the right to require us to purchase all or a portion of its exchange notes at a purchase price equal to 101% of the principal amount of the exchange notes, plus accrued and unpaid interest to the date of purchase. See "Description of the Exchange Notes—Change of Control."
Certain Covenants	The Indenture contains covenants that, among other things, limit the ability of TransDigm Inc. and its restricted subsidiaries to:
	•	incur or guarantee additional indebtedness or issue preferred stock;
	•	pay distributions on, redeem or repurchase capital stock or redeem or repurchase subordinated debt;
	•	make investments;
	•	sell assets;
	•	enter into agreements that restrict distributions or other payments from restricted subsidiaries to TransDigm Inc.;
	•	incur or suffer to exist liens securing indebtedness;
	•	consolidate, merge or transfer all or substantially all of our assets;
	•	engage in transactions with affiliates;
	•	create unrestricted subsidiaries; and
	•	engage in certain business activities.

These limitation are subject to a number of important qualifications and exceptions, including a qualification that, upon the achievement of a specified financial threshold, will remove most of the limitations on the ability of TransDigm Inc. and its restricted subsidiaries to pay distributions on or redeem or repurchase capital stock, repurchase subordinated debt or make investments. See "Description of the Exchange Notes—Certain Covenants."
Covenant Suspension
At any time when the notes are rated investment grade by Moody's Investors Service, Inc. and Standard & Poor's and no default has occurred and is continuing under the Indenture, TransDigm Inc. and its restricted subsidiaries will not be subject to many of the foregoing covenants. However, if TransDigm Inc. and its restricted subsidiaries are not subject to such covenants and on any subsequent date, one or both of such rating agencies withdraws its investment grade ratings assigned to the notes or downgrades the rating assigned to the notes below an investment grade rating or if a default or event of default occurs and is continuing, then TransDigm Inc. and its restricted subsidiaries will again become subject to such covenants. See "Description of the Exchange Notes—Certain Covenants."

In addition, subject to certain exceptions, if either TransDigm Inc. or TD Group is acquired by an entity that has received an investment grade rating from both Moody's Investors Service, Inc. and Standard & Poor's and that files current and periodic reports with the SEC, the requirement in the Indenture that either TransDigm Inc. or TD Group file current and periodic reports with the SEC will be suspended. See "Description of the Exchange Notes—Certain Covenants."
Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer.
Trustee	The Bank of New York Trust Company, N.A. is the trustee for the holders of the exchange notes.
Governing Law	The exchange notes, the Indenture and the other documents for the offering of the exchange notes are governed by the laws of the State of New York.

        For additional information about the exchange notes, see the section of this prospectus entitled "Description of the Exchange Notes."

Regulatory Approvals

        Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Risk Factors

        Participating in the exchange offer involves certain risks. You should carefully consider the information under "Risk Factors" and all other information included in this prospectus before participating in the exchange offer.

Principal Offices

        Our executive offices are located at 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114 and our telephone number is (216) 706-2939. Our website address is http://www.transdigm.com. Our website and the information contained on, or that can be accessed through, our website are not part of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

        TD Group was formed in July 2003 under the name TD Holding Corporation to facilitate the consummation of the Mergers. TD Group does not have any operations other than through its ownership of its direct and indirect subsidiaries.

        The following table sets forth summary historical consolidated financial and other data of TD Group for the fiscal years ended September 30, 2006, 2005 and 2004, which have been derived from TD Group's audited consolidated financial statements. The following table also sets forth summary historical consolidated financial and other data of TD Group as of March 31, 2007 and for the twenty-six week periods ended March 31, 2007 and April 1, 2006, which have been derived from TD Group's unaudited condensed consolidated financial statements. Separate historical financial information for TransDigm Inc. is not presented since TD Group has no operations or assets separate from its investment in TransDigm Inc. and since the exchange notes will be fully and unconditionally guaranteed, on a joint and several and senior subordinated basis, by TD Group and, other than immaterial subsidiaries, all direct and indirect domestic subsidiaries of TransDigm Inc.

        On July 9, 2004, TransDigm Inc. acquired all of the outstanding capital stock of Avionic Instruments, Inc. On December 31, 2004, Skurka Aerospace Inc., or Skurka, acquired certain assets and assumed certain liabilities of Skurka Engineering Company. On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators Corporation. On June 30, 2005, Skurka acquired an aerospace motor product line from Eaton Corporation. On May 1, 2006, Skurka acquired certain assets and assumed certain liabilities of Electra-Motion, Inc. On June 12, 2006, TransDigm Inc. acquired all of the outstanding capital stock of Sweeney Engineering Corp. On October 3, 2006, TransDigm Inc. acquired all of the issued and outstanding capital stock of CDA InterCorp. On February 7, 2007, TransDigm Inc. completed the merger with ATI, resulting in ATI becoming a wholly-owned subsidiary of TransDigm Inc. The results of operations of the acquired entities, businesses and product line are included in TD Group's consolidated financial statements from the date of each of the acquisitions.

        We present in this prospectus certain financial information based on our EBITDA and EBITDA As Defined. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under accounting principles generally accepted in the United States of America, or GAAP, and neither of these financial measures should be considered an alternative to net income or operating cash flows determined in accordance with GAAP, and our calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies. While we believe that the presentation of EBITDA and EBITDA As Defined will enhance an investor's understanding of our operating performance, the use of EBITDA and EBITDA As Defined as analytical tools has limitations and you should not consider either of them in isolation, or as a substitute for an analysis of our results of operations as reported in accordance with GAAP. For a reconciliation of EBITDA and EBITDA As Defined to net income and for a description of the manner in which management uses these non-GAAP financial measures to evaluate our business, the economic substance behind management's decision to use these non-GAAP financial measures, the material limitations associated with the use of these non-GAAP financial measures and the manner in which management compensates for these limitations and the reasons why management believes these non-GAAP financial measures provide useful information to investors, please refer to footnotes 4 and 5 below.

        The information presented below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus or incorporated by reference in this prospectus. All amounts set forth below are in thousands, except per share data.

	Fiscal Years Ended September 30,			Twenty-Six Week Period Ended April 1, 2006	Twenty-Six Week Period Ended March 31, 2007
	2004	2005	2006
				(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$300,703	$374,253	$435,164	$208,416	$267,147
Gross profit(1)	136,505	184,270	221,290	105,720	138,705
Operating expenses:
Selling and administrative	31,201	38,943	48,309	25,516	26,707
Amortization of intangibles	10,325	7,747	6,197	3,266	5,010
Refinancing costs(2)	—	—	48,617	—	—

Income from operations(1)	94,979	137,580	118,167	76,938	106,988
Interest expense, net	74,675	80,266	76,732	39,181	40,396

Income before income taxes	20,304	57,314	41,435	37,757	66,592
Income tax provision	6,682	22,627	16,318	14,499	24,743

Net income	$13,622	$34,687	$25,117	$23,258	$41,849

Net earnings per share:
Basic earnings per share	$0.31	$0.78	$0.57	$0.53	$0.93
Diluted earnings per share	$0.29	$0.75	$0.53	$0.50	$0.87
Weighted-Average Shares Outstanding:
Basic	44,193	44,202	44,415	44,228	44,872
Diluted	46,300	46,544	47,181	46,893	47,897
As of March 31, 2007
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$64,795
Working capital(3)	237,422
Total assets	1,968,104
Long-term debt, including current portion	1,357,968
Stockholders' equity	412,193

	Fiscal Years Ended September 30,			Twenty-Six Week Period Ended April 1, 2006	Twenty-Six Week Period Ended March 31, 2007
	2004	2005	2006
				(unaudited)	(unaudited)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$111,139	$80,695	$3,058	$(61,072)	$55,400
Investing activities	(77,619)	(20,530)	(35,323)	(3,831)	(479,910)
Financing activities	(3,924)	(4,442)	(10,739)	(6,941)	428,088
Depreciation and amortization	18,303	16,956	16,111	8,152	10,428
Capital expenditures	5,416	7,960	8,350	3,831	4,205
Other Data:
EBITDA(4)(5)	$113,282	$154,536	$134,278	$85,090	$117,416
EBITDA, margin(6)	37.7%	41.3%	30.9%	40.8%	44.0%
EBITDA As Defined(4)(5)	$139,084	$164,240	$194,437	$92,916	$124,546
EBITDA As Defined, margin(6)	46.3%	43.9%	44.7%	44.6%	46.6%

(1)
Gross profit and income from operations include the effect of charges relating to purchase accounting adjustments to inventory associated with the acquisition of various businesses and a product line during the fiscal years ended September 30, 2006, 2005 and 2004 of $0.2 million, $1.5 million and $18.5 million, respectively, and the twenty-six week periods ended March 31, 2007 and April 1, 2006 of $2.5 million and $0, respectively.

(2)
Represents costs incurred in connection with the refinancing transactions completed in June 2006, including the premium paid to redeem the 8 3/8% senior subordinated notes of TransDigm Inc. of $25.6 million, the write off of debt issue costs of $22.9 million and other expenses of $0.1 million.

(3)
Computed as total current assets less total current liabilities.

(4)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA As Defined represents EBITDA plus, as applicable for the relevant period, inventory purchase accounting adjustments, acquisition integration costs, non-cash compensation and deferred compensation costs, one-time special bonus payments made to members of our management in November 2005, certain acquisition earnout costs, certain other non-cash and non-recurring expenses and certain costs and expenses incurred in connection with our financing activities and TD Group's initial public offering.

  We present EBITDA because we believe it is a useful indicator of our operating performance. Our management believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to measure a company's operating performance without regard to items such as interest expense, income tax expense and depreciation and amortization, which can vary substantially from company to company depending upon, among other things, accounting methods, book value of assets, capital structure and the method by which assets are acquired. We also believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance.

  Our management uses EBITDA As Defined to review and assess our operating performance and management team in connection with our employee incentive programs, the preparation of our annual budget and financial projections. Our management also believes that EBITDA As Defined is useful to investors because the revolving credit facility under the senior secured credit facility requires compliance, on a pro forma basis, with a first lien leverage ratio, which is measured based on our Consolidated EBITDA. The senior secured credit facility defines Consolidated EBITDA in the same manner as we have defined EBITDA As Defined.

  Although we use EBITDA and EBITDA As Defined as measures to assess the performance of our business and for the other purposes set forth above, the use of these non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

    •
    none of these measures reflects the significant interest expense, or the cash requirements necessary to service interest payments, on our indebtedness;

    •
    although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and none of these measures reflects any cash requirements for such replacements;

    •
    the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of these measures;

    •
    none of these measures includes the payment of taxes, which is a necessary element of our operations; and

    •
    EBITDA As Defined excludes the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions.

  Because of these limitations, EBITDA and EBITDA As Defined should not be considered as measures of discretionary cash available to us to invest in the growth of our business. Management compensates for these limitations by not viewing EBITDA or EBITDA As Defined in isolation, and specifically by using other GAAP measures, such as net income, net sales and operating profit, to measure our operating performance. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP and neither should be considered as an alternative to net income or cash flow from operations determined in accordance with GAAP, and our calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies.

(5)
The following is a reconciliation of EBITDA and EBITDA As Defined to net income:

	Fiscal Years Ended September 30,			Twenty-Six Week Period Ended April 1, 2006	Twenty-Six Week Period Ended March 31, 2007
	2004	2005	2006
				(unaudited)	(unaudited)
Net income	$13,622	$34,687	$25,117	$23,258	$41,849
Add:
Depreciation and amortization	18,303	16,956	16,111	8,152	10,428
Interest expense, net	74,675	80,266	76,732	39,181	40,396
Income tax provision	6,682	22,627	16,318	14,499	24,743

EBITDA	113,282	154,536	134,278	85,090	117,416
Add:
Inventory purchase accounting adjustments(a)	18,471	1,493	200	—	2,464
Acquisition integration costs(b)	1,162	1,363	1,032	380	1,479
Non-cash compensation and deferred compensation costs(c)	6,169	6,848	988	(1,382)	2,460
One-time special bonus payments(d)	—	—	6,222	6,222	—
Acquisition earnout costs(e)	—	—	450	224	425
Refinancing costs(f)	—	—	48,617	—	—
Non-recurring IPO expenses(g)	—	—	2,650	2,382	—
Other non-cash, non-recurring expenses(h)	—	—	—	—	302

EBITDA As Defined	$139,084	$164,240	$194,437	$92,916	$124,546

  (a)
  Represents the portion of the purchase accounting adjustments to inventory associated with the acquisitions of various businesses and a product line by TransDigm that were charged to cost of sales when the inventory was sold.

  (b)
  Represents costs incurred to integrate businesses and a product line into our operations and facility relocation costs.

  (c)
  Represents the expenses recognized by us under our stock compensation plans and our deferred compensation plans. The amount reflected above for the fiscal year ended September 30, 2006 and the twenty-six week period ended April 1, 2006 includes (i) a reversal of previously recorded amounts charged to expense of $3.8 million, resulting from the termination of two of our deferred compensation plans during such periods and (ii) expense recognized by us under a new deferred compensation plan adopted by us during such periods.

  (d)
  Represents the aggregate amount of one-time special bonuses paid on November 10, 2005 to members of our management.

  (e)
  Represents the amount recognized for the potential earnout payment to Howard Skurka pursuant to the terms of the retention agreement entered into with him in connection with Skurka's acquisition of substantially all of the assets of Skurka Engineering Company in December 2004.

  (f)
  Represents costs incurred in connection with the refinancing transactions completed in June 2006, including the premium paid to redeem the 8 3/8% senior subordinated notes of TransDigm Inc. of $25.6 million, the write off of debt issue costs of $22.9 million and other expenses of $0.1 million.

  (g)
  Represents non-recurring costs and expenses incurred by TD Group related to its initial public offering.

  (h)
  Represents the write-down of certain property to its fair value that has been reclassified as held for sale in fiscal 2007.

(6)
The EBITDA margin represents the amount of EBITDA as a percentage of net sales. The EBITDA As Defined margin represents the amount of EBITDA As Defined as a percentage of net sales.

RISK FACTORS

        Participating in the exchange offer involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus or incorporated by reference in this prospectus, before you decide to participate in the exchange offer. Any of the following risks, as well as other risks and uncertainties, could harm the value of the notes directly, or our business and financial results and thus indirectly cause the value of the notes to decline. The risks described below are not the only ones that could impact our company or the value of the notes. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations. As a result of any of these risks, known or unknown, you may lose all or part of your investment in the notes.

Risks Relating to the Notes

Our substantial indebtedness could adversely affect our financial health and could harm our ability to react to changes in our business and prevent us from fulfilling our obligations under our indebtedness, including the notes.

        We have a significant amount of indebtedness. As of March 31, 2007, our total indebtedness was approximately $1,358.0 million (including premium received, net of amortization, in connection with the issuance of the original notes), which was approximately 76.7% of our total capitalization. In addition, we may be able to incur substantial additional indebtedness in the future. For example, as of March 31, 2007, we had $198.4 million of unused commitments under our revolving loan facility. Although the senior secured credit facility and the Indenture contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these qualifications and exceptions could be substantial. If we incur additional debt, the risks associated with our substantial leverage would increase.

        Our substantial indebtedness could have important consequences to investors. For example, it could:

  •
  increase our vulnerability to general economic downturns and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate requirements;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants contained in the documents governing our indebtedness, among other things, our ability to borrow additional funds, make investments and incur liens.

        Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness, including the notes. We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under the senior secured credit facility or otherwise in amounts sufficient to enable us to service our indebtedness. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could harm our business, financial condition and results of operations.

        Our ability to make payments on our indebtedness, including the notes and amounts borrowed under the senior secured credit facility, and to fund our operations, will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under the senior secured credit facility or otherwise in amounts sufficient to enable us to service our indebtedness, including the notes and amounts borrowed under the senior secured credit facility, or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments, the Indenture and the senior secured credit facility may restrict us from adopting any of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms and would otherwise adversely affect the notes.

        See "Description of the Exchange Notes."

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries.

        Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the notes, our subsidiaries do not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the Indenture limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

The terms of the senior secured credit facility and the Indenture may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

        The senior secured credit facility and the Indenture contain a number of restrictive covenants that impose significant operating and financial restrictions on TD Group, TransDigm Inc. and its subsidiaries (in the case of the senior secured credit facility) and TransDigm Inc. and its subsidiaries (in the case of the Indenture) and may limit their ability to engage in acts that may be in our long-term best interests. The senior secured credit facility and Indenture include covenants restricting, among other things, the ability of TD Group, TransDigm Inc. and its subsidiaries (in the case of the senior secured credit facility) and TransDigm Inc. and its subsidiaries (in the case of the Indenture) to:

  •
  incur or guarantee additional indebtedness or issue preferred stock;

  •
  pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt;

  •
  make investments;

  •
  sell assets;

  •
  enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

  •
  incur or suffer to exist liens;

  •
  consolidate, merge or transfer all or substantially all of our assets;

  •
  engage in transactions with affiliates;

  •
  create unrestricted subsidiaries; and

  •
  engage in certain business activities.

        A breach of any of these covenants could result in a default under the senior secured credit facility or the Indenture. If any such default occurs, the lenders under the senior secured credit facility and the holders of the notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under the senior secured credit facility also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under the senior secured credit facility, the lenders under that facility will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash, and they will also have the right to prevent us from making debt service payments on the notes. If the debt under the senior secured credit facility or the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the notes and our other debt.

Many of the covenants in the Indenture will not be applicable during any period when the notes are rated investment grade by Moody's Investors Service, Inc. and Standard & Poor's and no default has occurred and is continuing.

        Many of the covenants contained in the Indenture will not be applicable during any period when the notes are rated investment grade by both Moody's Investors Service, Inc. and Standard & Poor's and no default has occurred and is continuing. These covenants restrict, among other things, the ability of TransDigm Inc. and its restricted subsidiaries to incur or guarantee additional indebtedness or issue preferred stock, to pay distributions on, redeem or repurchase capital stock or redeem or repurchase subordinated debt, sell assets, consolidate, merge or transfer all or substantially all of our assets and enter into certain other transactions. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, that the notes will maintain such ratings. However, suspension of these covenants will allow TransDigm Inc. and its restricted subsidiaries to engage in certain actions that would not have been permitted while these covenants were in force, and the effects of any such actions that TransDigm Inc. and its restricted subsidiaries take while these covenants are not in force will be permitted to remain in place even if the notes are subsequently downgraded below investment grade and the covenants are reinstated.

Your right to receive payments on the notes will be subordinated to the borrowings under the senior secured credit facility and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of the guarantors' existing senior indebtedness and possibly to all of the guarantors' future borrowings.

        The notes and the guarantees rank behind all of our and the guarantors' existing senior indebtedness, including the senior secured credit facility, and will rank behind all of our and the guarantors' future borrowings, in each case, except any future indebtedness that expressly provides that it ranks equal with, or junior in right of payment to, the notes and the guarantees, as applicable. As of March 31, 2007, the notes and the guarantees would have been subordinated to approximately $780 million of outstanding senior debt. In addition, as of March 31, 2007, approximately $198.4 million of borrowings were available under the revolving loan facility under the senior secured credit facility, subject to compliance with the covenants and conditions to borrowings under the senior secured credit facility, which borrowings would be senior to the notes and the guarantees. We also may be able to incur substantial additional indebtedness, including senior indebtedness, in the future.

        As a result of this subordination, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the senior debt of the guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.

        In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with the trade creditors and all other holders of our and the guarantors' senior subordinated indebtedness in the assets remaining after we and the guarantors have paid all of the senior indebtedness. However, because the Indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables or other unsecured, unsubordinated creditors in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior indebtedness.

The notes are not secured by our assets or those of the guarantors, and the lenders under the senior secured credit facility will be entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

        In addition to being subordinated to all our existing and future senior debt, the notes and the guarantees will not be secured by any of our assets or any of the assets of the guarantors. Our obligations under the senior secured credit facility are secured by, among other things, a first priority pledge of all of TransDigm Inc.'s and its subsidiaries' capital stock (subject to exceptions specified in the facility), substantially all of our assets and substantially all of the assets of the guarantors. If we become insolvent or are liquidated, or if payment under the senior secured credit facility or in respect of any other secured indebtedness is accelerated, the lenders under the senior secured credit facility or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to the senior secured credit facility or other secured debt). Upon the occurrence of any default under the senior secured credit facility (and even without accelerating the indebtedness under the senior secured credit facility), the lenders may be able to prohibit the payment of the notes and guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the Indenture. See "Description of the Exchange Notes—Ranking—Subordination; Payment of Notes."

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and if that occurs, you may not receive any payments on the notes.

        Our issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under federal and state fraudulent transfer and conveyance statutes if a bankruptcy, liquidation or reorganization case or a lawsuit, including circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or unpaid creditors of the guarantors. While the relevant laws may vary from state to state, under such laws the issuance of the notes and the guarantees and the application of the proceeds therefrom will be a fraudulent conveyance if (1) we issued the notes and the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of clause (2) only, one of the following is true:

  •
  we or any of the guarantors were or was insolvent, or rendered insolvent, by reason of such transactions;

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  we or any of the guarantors were or was engaged in a business or transaction for which our or the applicable guarantor's assets constituted unreasonably small capital; or

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  we or any of the guarantors intended to, or believed that we or it would, be unable to pay debts as they matured.

        If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the applicable guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any payment on the notes.

        The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

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  the sum of its debts was greater than the fair value of all its assets;

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  the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts and liabilities as they become due; or

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  it cannot pay its debts as they become due.

        A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its subsidiary guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the notes. Each subsidiary guarantee contains a provision intended to limit the subsidiary guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer laws.

An active trading market for the exchange notes may not develop.

        The exchange notes are a new issue of securities and there is no established trading market for the exchange notes. We do not intend to apply to list the exchange notes for trading on any securities exchange or to arrange for quotation on any automated dealer quotation system.

        As a result of this and the other factors listed below, an active trading market for the exchange notes may not develop, in which case the market price and liquidity of the exchange notes may be adversely affected.

        In addition, you may not be able to sell your exchange notes at a particular time or at a price favorable to you. Future trading prices of the exchange notes will depend on many factors, including:

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  our operating performance and financial condition;

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  our prospects or the prospects for companies in our industry generally;

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  the interest of securities dealers in making a market in the notes;

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  the market for similar securities; and

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  prevailing interest rates.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to disruptions. A disruption may have a negative effect on you as a holder of the exchange notes, regardless of our prospects or performance.

        Although the initial purchasers of the original notes have advised us that they intend to make a market in the notes, they are not obligated to do so. The initial purchasers may also discontinue any market making activities at any time, in their sole discretion, which could further negatively impact your ability to sell the exchange notes or the prevailing market price at the time you choose to sell.

We may not be able to fulfill our repurchase obligations in the event of a change of control.

        Except in limited circumstances specified in the Indenture, upon the occurrence of any change of control, we will be required to make a change of control offer to repurchase the notes. Upon the occurrence of a change of control, we would also be required to repay all of the indebtedness outstanding under the senior secured credit facility. Also, as the senior secured credit facility will generally prohibit us from purchasing any notes, if we do not repay all borrowings under the senior secured credit facility first or obtain the consent of the lenders thereunder, we will be prohibited from purchasing the notes upon a change of control.

        In addition, if a change of control occurs, there can be no assurance that we will have available funds sufficient to pay the change of control purchase price for any of the notes that might be delivered by holders of the notes seeking to accept the change of control offer and, accordingly, none of the holders of the notes may receive the change of control purchase price for their notes. Our failure to make the change of control offer or to pay the change of control purchase price when due would result in a default under the Indenture. See "Description of the Exchange Notes—Events of Default."

Risks Associated with the Exchange Offer

You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer.

        If you do not exchange your original notes for exchange notes in the exchange offer, your original notes will continue to be subject to the restrictions on transfer as stated in the legends on the original notes. In general, you may not offer, sell or otherwise transfer the original notes in the United States unless they are:

  •
  registered under the Securities Act:

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  offered or sold under an exemption from the Securities Act and applicable state securities laws; or

  •
  offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

        Currently, we do not anticipate that we will register the original notes under the Securities Act. Except for limited instances involving the initial purchasers or holders of original notes who are not eligible to participate in the exchange offer or who receive freely transferable exchange notes in the exchange offer, we will not be under any obligation to register the original notes under the Securities Act under the registration rights agreement or otherwise. Also, if the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no liquidated damages will be payable on your original notes.

Your ability to sell your original notes may be significantly more limited and the price at which you may be able to sell your original notes may be significantly lower if you do not exchange them for registered exchange notes in the exchange offer.

        To the extent that original notes are exchanged in the exchange offer, the trading market for the original notes that remain outstanding may be significantly more limited. As a result, the liquidity of the original notes not tendered for exchange in the exchange offer could be adversely affected. The extent of the market for original notes will depend upon a number of factors, including the number of holders of original notes remaining outstanding and the interest of securities firms in maintaining a market in the original notes. An issue of securities with a similar outstanding market value available for trading, which is called the "float," may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for original notes that are not exchanged in the exchange offer may be affected adversely to the extent that original notes exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the original notes that are not exchanged more volatile.

There are state securities law restrictions on the resale of the exchange notes.

        In order to comply with the securities laws of certain jurisdictions, the exchange notes may not be offered or resold by any holder, unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. Currently, we do not intend to register or qualify the resale of the exchange notes in any such jurisdictions. However, generally an exemption is available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws also may be available.

Some holders who exchange their original notes may be deemed to be underwriters.

        If you exchange your original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

We will not accept your original notes for exchange if you fail to follow the exchange offer procedures and, as a result, your original notes will continue to be subject to existing transfer restrictions and you may not be able to sell your original notes.

        We will issue exchange notes as part of the exchange offer only after a timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange. See "The Exchange Offer."

Risks Related to Our Business

Future terrorist attacks may have a material adverse impact on our business.

        Following the September 11, 2001 terrorist attacks, passenger traffic on commercial flights was significantly lower than prior to the attacks and many commercial airlines reduced their operating schedules. Overall, the terrorist attacks resulted in billions of dollars in losses to the airline industry. Any future acts of terrorism and any military response to such acts could result in further acts of terrorism and additional hostilities, including possible retaliatory attacks on sovereign nations, as well as financial, economic and political instability. While the precise effects of any such terrorist attack, military response or instability on our industry and our business is difficult to determine, it could result in further reductions in the use of commercial aircraft. If demand for new aircraft and spare parts decreases, demand for certain of our products would also decrease.

Our business is sensitive to the number of flight hours that our customers' planes spend aloft, the size and age of the worldwide aircraft fleet and our customers' profitability. These items are, in turn, affected by general economic conditions.

        Our business is directly affected by, among other factors, changes in RPMs, the size and age of the worldwide aircraft fleet and, to a lesser extent, changes in the profitability of the commercial airline industry. RPMs and airline profitability have historically been correlated with the general economic environment, although national and international events also play a key role. For example, RPMs declined primarily as a result of increased security concerns among airline customers following the events of September 11, 2001. In addition, in recent years, the airline industry has been severely affected by the downturn in the global economy, higher fuel prices, the Severe Acute Respiratory Syndrome, or SARS, epidemic and the conflicts in Afghanistan and Iraq. As a result of the substantial reduction in airline traffic resulting from these events, the airline industry incurred, and some in the industry continue to incur, large losses and financial difficulties. Some carriers have also parked or retired a portion of their fleets and have reduced workforces and flights. During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there would be a decrease in demand for certain of our products.

Our sales to manufacturers of large aircraft are cyclical, and a downturn in sales to these manufacturers may adversely affect us.

        Our sales to manufacturers of large commercial aircraft, which accounted for approximately 15% of our net sales in fiscal year 2006, have historically experienced periodic downturns. In the past, these sales have been affected by airline profitability, which is impacted by, among other things, fuel and labor costs, price competition, downturns in the global economy and national and international events, such as the events of September 11, 2001. Prior downturns have adversely affected our net sales, gross margin and net income.

We rely heavily on certain customers for much of our sales.

        Our two largest customers for fiscal year 2006 were Honeywell International Inc. and Aviall, Inc. (a distributor of commercial aftermarket parts to airlines throughout the world). These customers accounted for approximately 10% and 9%, respectively, of our net sales in fiscal year 2006. Our top ten customers for fiscal year 2006 accounted for approximately 48% of our net sales. In addition, during the second half of fiscal 2006, The Boeing Company acquired Aviall, Inc. During fiscal 2006, The Boeing Company accounted for approximately 7% of our net sales, and therefore its acquisition of Aviall, Inc. increases our reliance on The Boeing Company as a customer. Honeywell International Inc. and The Boeing Company are also significant customers of ATI, accounting for approximately 7% and 19%, respectively, of ATI's net sales for its fiscal year ended December 31, 2006, and as a result of our acquisition of ATI, our reliance on these two customers has increased.

We generally do not have guaranteed future sales of our products. Further, we enter into fixed price contracts with some of our customers, so we bear the risk of cost overruns.

        As is customary in our business, we do not generally have long-term contracts with most of our aftermarket customers and, therefore, do not have guaranteed future sales. Although we have long-term contracts with many of our OEM customers, some of those customers may terminate these contracts on short notice and, in many other cases, our customers have not committed to buy any minimum quantity of our products. In addition, in certain cases, we must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements, and this anticipated future volume of orders may not materialize.

        We also have entered into multi-year, fixed-price contracts with some of our OEM customers, pursuant to which we have agreed to perform the work for a fixed price and, accordingly, realize all the benefit or detriment resulting from any decreases or increases in the costs of making these products. Sometimes we accept a fixed-price contract for a product that we have not yet produced, and this increases the risk of cost overruns or delays in the completion of the design and manufacturing of the product. Most of our contracts do not permit us to recover increases in raw material prices, taxes or labor costs, although some contracts allow renegotiation to address certain material adverse changes.

U.S. military spending is dependent upon the U.S. defense budget.

        The U.S. Department of Defense, or the DOD, budget has generally increased for each fiscal year from fiscal year 1997 to the budget for fiscal year 2007, and, based on the Bush Administration's current Future Year Defense Program, the DOD budget is expected to continue to increase modestly through fiscal year 2010. However, future DOD budgets after fiscal year 2007 could be negatively impacted by several factors, including but not limited to the U.S. Government's budget deficits, spending priorities, the cost of sustaining the U.S. military presence in Iraq and Afghanistan and possible political pressure to reduce U.S. Government military spending, each of which could cause the DOD budget to remain unchanged or to decline. A significant decline in U.S. military expenditures in the future could result in a reduction in the amount of our products sold to the various agencies and buying organizations of the U.S. Government.

We are subject to certain unique business risks as a result of supplying equipment and services to the U.S. Government. In addition, government contracts contain unfavorable termination provisions and are subject to modification and audit.

        Companies engaged in supplying defense-related equipment and services to U.S. Government agencies are subject to business risks specific to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

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  suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

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  terminate existing contracts;

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  reduce the value of existing contracts; and

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  audit our contract-related costs and fees, including allocated indirect costs.

        Most of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

        On contracts where the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

        Approximately 7% of our net sales in fiscal year 2006 were to the U.S. Government through various agencies and buying organizations.

        In addition to these U.S. Government contract risks, we are at times required to obtain approval from U.S. Government agencies to export our products. Additionally, we are not permitted to export some of our products. A determination by the U.S. Government that we failed to receive required approvals or licenses could eliminate or restrict our ability to sell our products outside the United States, and the penalties that could be imposed by the U.S. Government for failure to comply with these laws could be significant.

Certain of our divisions and subsidiaries have been subject to a pricing review by the DOD Office of the Inspector General.

        Five of our divisions and subsidiaries have been subject to a DOD Office of the Inspector General review of our records for the purpose of determining whether the DOD's various buying offices negotiated "fair and reasonable" prices for spare parts purchased from those five divisions and subsidiaries in fiscal years 2002 through 2004. On April 19, 2006, the Inspector General issued its final report dated February 23, 2006 and made public a redacted version of the report. The report recommends (i) that the Defense Logistics Agency request that those five subsidiaries and divisions voluntarily refund, in the aggregate, approximately $2.6 million for allegedly overpriced parts and (ii) that Defense Logistics Agency contracting officers reevaluate their procedures for determining the reasonableness of pricing for sole source spare parts purchased from those divisions and subsidiaries and seek to develop Strategic Supplier Alliances with those divisions and subsidiaries.

        Our position has been, and continues to be, that our pricing has been fair and reasonable and that there is no legal basis for the amount suggested as a refund by the Inspector General in its report. In response to the report, we offered reasons why we disagree with the Inspector General's overall analysis and why computations related to a voluntary refund contained in the report fail to consider key data, such as actual historical sales. If the Defense Logistics Agency requests a voluntary refund from any of our divisions or subsidiaries, we would consider such a request under the circumstances existing at that time.

        In February 2006, the Defense Logistics Agency made a request to initiate discussions regarding future pricing and developing an acquisition strategy that would mutually strengthen our business relationship with the Defense Logistics Agency. The parties have discussed future purchasing but negotiations regarding Strategic Supplier Alliances have not commenced, but will likely occur at a later date. As a result of those negotiations, it is possible that the divisions and subsidiaries subject to the pricing review will enter into Strategic Supplier Alliances with the Defense Logistics Agency. It is likely that in connection with any Strategic Supplier Alliance, the Defense Logistics Agency will seek prices for parts based on cost. It is also possible that the DOD may seek alternative sources of supply for such parts. The entry into Strategic Supplier Alliances or a decision by the DOD to pursue alternative sources of supply for parts we currently provide could reduce the amount of revenue we derive from, and the profitability of certain of our supply arrangements with, certain agencies and buying organizations for the U.S. Government.

Our business may be adversely affected if we would lose our government or industry approvals or if more stringent government regulations are enacted or if industry oversight is increased.

        The aerospace industry is highly regulated in the United States and in other countries. In order to sell our components, we and the components we manufacture must be certified by the FAA, the DOD and similar agencies in foreign countries and by individual manufacturers. If new and more stringent government regulations are adopted or if industry oversight increases, we might incur significant expenses to comply with any new regulations or heightened industry oversight. In addition, if material authorizations or approvals were revoked or suspended, our business would be adversely affected.

We are dependent on our highly trained employees and any work stoppage or difficulty hiring similar employees could adversely affect our business.

        Because our products are complicated and highly engineered, we depend on an educated and trained workforce. There is substantial competition for skilled personnel in the aircraft component industry, and we could be adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel.

        As of March 31, 2007, we had approximately 2,000 employees. Approximately 6% of our employees were represented by the United Steelworkers Union, approximately 4% were represented by the United Automobile, Aerospace and Agricultural Implement Workers of America and approximately 4% were represented by the International Brotherhood of Electrical Workers. Collective bargaining agreements between us and these labor unions expire in April 2008, November 2008 and May 2009, respectively. Although we believe that our relations with our employees are satisfactory, we cannot assure you that we will be able to negotiate a satisfactory renewal of these collective bargaining agreements or that our employee relations will remain stable. Because we maintain a relatively small inventory of finished goods, any work stoppage could materially and adversely affect our ability to provide products to our customers.

Our business is dependent on the availability of certain components and raw materials from suppliers.

        Our business is affected by the price and availability of the raw materials and component parts that we use to manufacture our components. Our business, therefore, could be adversely impacted by factors affecting our suppliers (such as the destruction of our suppliers' facilities or their distribution infrastructure, a work stoppage or strike by our suppliers' employees or the failure of our suppliers to provide materials of the requisite quality), or by increased costs of such raw materials or components if we were unable to pass along such price increases to our customers. Because we maintain a relatively small inventory of raw materials and component parts, our business could be adversely affected if we were unable to obtain these raw materials and components from our suppliers in the quantities we require or on favorable terms. Although we believe in most cases that we could identify alternative suppliers, or alternative raw materials or component parts, the lengthy and expensive FAA and OEM certification processes associated with aerospace products could prevent efficient replacement of a supplier, raw material or component part.

We could incur substantial costs as a result of violations of or liabilities under environmental laws and regulations.

        Our operations and facilities are subject to various environmental laws and regulations that govern, among other things, discharges of pollutants into the air and water, the handling, storage and disposal of hazardous materials and wastes, and the remediation of contamination. We could incur substantial costs, including clean-up costs, fines and sanctions and/or third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws, relevant common law or the environmental permits required for our operations.

        Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may also be held liable for such costs related to a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Contaminants have been detected at some of our present and former sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We also receive inquiries and notices of potential liability with respect to offsite disposal facilities from time to time. Although we are not aware of any sites for which material obligations exist, the discovery of additional contaminants, the imposition of additional clean-up obligations or the initiation of suits for personal injury or damages to property or natural resources could result in significant liability.

Failure to successfully and efficiently integrate ATI into our operations may adversely affect our operations and financial condition.

        As described above, on February 7, 2007, we completed the acquisition of ATI. The integration of ATI into our operations will be a significant undertaking and will require significant attention from our management team. The acquisition involves the integration of two companies that previously operated independently. This integration is a complex, costly and time-consuming process and we cannot assure you that this process will be successful. In addition, the integration of ATI into our operations will require significant one-time costs for tasks such as site visits and audits and may be difficult to execute, and we cannot guaranty or accurately estimate these costs at this time. Additional integration challenges include, among other things:

  •
  persuading our employees and employees of ATI that the business cultures are compatible, maintaining morale, and integrating key employees;

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  incorporating new facilities into our business operations, including ATI's operations in Malaysia;

  •
  integrating systems; and

  •
  maintaining our standards, controls, procedures and policies.

        If we are not able to successfully overcome these integration challenges, we may not achieve the benefits we expect from the ATI acquisition.

We intend to pursue future acquisitions. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations.

        A significant portion of our growth has occurred through acquisitions. Any future growth through acquisitions will be partially dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions that we believe will present opportunities consistent with our overall business strategy. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the capital necessary to fund future acquisitions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect.

        We regularly engage in discussions with respect to potential acquisition and investment opportunities. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could result in the incurrence of additional debt and contingent liabilities and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

        In addition, we may not be able to successfully integrate any business we acquire into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

        Our acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. As of March 31, 2007, identifiable intangible assets, which primarily include trademarks, trade names, trade secrets, license agreements and technology, were approximately $340.0 million, representing approximately 17.3% of our total assets. As of March 31, 2007, goodwill recognized in accounting for the Mergers, the acquisition of ATI and other recent acquisitions was approximately $1,218.9 million, representing approximately 61.9% of our total assets. We may never realize the full value of our identifiable intangible assets and goodwill, and to the extent we were to determine that our identifiable intangible assets and our goodwill were impaired within the meaning of applicable accounting regulations, we would be required to write-off the amount of any impairment.

We face significant competition.

        We operate in a highly competitive global industry and compete against a number of companies, including divisions of larger companies, some of which have significantly greater resources than we do, and therefore may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Competitors in our product lines are both U.S. and foreign companies and range in size from divisions of large public corporations to small privately held entities. We believe that our ability to compete depends on high product performance, consistent high quality, short lead-time and timely delivery, competitive pricing, superior customer service and support and continued certification under customer quality requirements and assurance programs. We may have to adjust the prices of some of our products to remain competitive.

We could be adversely affected if one of our components causes an aircraft to crash.

        Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that we have designed, manufactured or serviced. While we maintain liability insurance to protect us from future products liability claims, in the event of product liability claims our insurers may attempt to deny coverage or any coverage we have may not be adequate. We also may not be able to maintain insurance coverage in the future at an acceptable cost. Any liability not covered by insurance or for which third party indemnification is not available could result in significant liability to us.

        In addition, a crash caused by one of our components could damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting a provider of aircraft components. If a crash were to be caused by one of our components, or if we were to otherwise fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers may be materially adversely affected.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical fact included in this prospectus and the documents incorporated by reference in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements including, in particular, the statements about our plans, objectives, strategies and prospects regarding, among other things, our financial condition, results of operations and business. We have identified some of these forward-looking statements with words like "believe," "may," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus and the documents incorporated by reference in this prospectus, including the risks outlined under "Risk Factors," will be important in determining future results. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including those described under "Risk Factors" and those discussed in other documents we file with the SEC which are incorporated by reference in this prospectus. Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, we cannot give any assurance that any of the events anticipated by these forward-looking statements will occur or, if any of them do, what impact they will have on our business, results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update these forward-looking statements to reflect new information, future events or otherwise, except as may be required under federal securities laws.

USE OF PROCEEDS

        We will not receive any proceeds from the issuance of exchange notes in the exchange offer. The exchange notes will evidence the same debt as the original notes tendered in exchange for the exchange notes. Accordingly, the issuance of the exchange notes will not result in any change in our indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our consolidated ratio of earnings to fixed charges:

	Predecessor
		October 1, 2002 Through July 22, 2003 (Closing Date of the Mergers)(2)
				July 8, 2003 (Date of Formation) Through September 30, 2003(2)					Pro Forma Twelve- Month Period Ended September 30, 2006			Pro Forma Twenty-Six Week Period Ended March 31, 2007
						Fiscal Years Ended September 30,				Twenty-Six Week Period Ended April 1, 2006	Twenty-Six Week Period Ended March 31, 2007
	Fiscal Year Ended September 30, 2002
						2004	2005	2006
										(unaudited)
Ratio of earnings to fixed charges(1)	2.3x	—	(2)	—	(2)	1.3x	1.7x	1.5x	1.2x	2.0x	2.6x	1.7x

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.

(2)
Earnings were insufficient by $110,670,000 and $9,729,000 to cover fixed charges for the period from October 1, 2002 through July 22, 2003 (the closing date of the Mergers) and for the period from July 8, 2003 (date of formation) through September 30, 2003, respectively.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        On February 7, 2007, we offered the original notes in a transaction exempt from registration under the Securities Act. Accordingly, the original notes may not be reoffered, resold or otherwise transferred in the United States, unless so registered or unless an exemption from the Securities Act registration requirements is available. Pursuant to a registration rights agreement entered into with the initial purchasers of the original notes, we and the guarantors agreed, for the benefit of holders of the original notes, to:

  •
  no later than 180 days after February 7, 2007 file a registration statement with the SEC with respect to a registered offer to exchange the original notes for exchange notes that will be issued under the same indenture, in the same aggregate principal amount as and with terms that are identical in all material respects to the original notes, except that they will not contain terms with respect to transfer restrictions; and

  •
  use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 270 days after February 7, 2007; and

  •
  consummate the exchange offer within 310 days after the February 7, 2007.

        For each original note tendered to us pursuant to the exchange offer, we will issue to the holder of such original note an exchange note having a principal amount equal to that of the surrendered original note. Interest on each exchange note will accrue from the last interest payment date on which interest was paid on the original note surrendered in exchange therefor, or, if no interest has been paid on such original note, from the date of its original issue.

        Under existing SEC interpretations, the exchange notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents to us in the exchange offer that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of ours, as such terms are interpreted by the SEC; provided, however, that broker-dealers, or Participating Broker-Dealers, receiving exchange notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment from the original sale of the original notes) with the prospectus contained in the exchange offer registration statement.

        Under the registration rights agreement, we are required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of such exchange notes for 180 days following the effective date of such registration statement (or such shorter period during which Participating Broker-Dealers are required by law to deliver such prospectus).

        A holder of original notes (other than certain specified holders) who wishes to exchange such original notes for exchange notes in the exchange offer will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an "affiliate" of ours, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

        Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Shelf Registration Statement

        In the event that:

        (1)   because of any change in law or in applicable interpretations of the staff of the SEC, we are not permitted to effect the exchange offer;

        (2)   we do not consummate the exchange offer within 310 days of February 7, 2007;

        (3)   an initial purchaser notifies us following consummation of the exchange offer that original notes held by it are not eligible to be exchanged for exchange notes in the exchange offer; or

        (4)   certain holders are not eligible to participate in the exchange offer, or certain holders participate in the exchange offer but do not receive freely tradeable securities on the date of the exchange, then, we will, subject to certain exceptions,

          (x)   promptly file a shelf registration statement, or the Shelf Registration Statement, with the SEC covering resales of the original notes or the exchange notes, as the case may be;

          (y)   (A) in the case of clause (1) above, use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 270th day after February 7, 2007 and (B) in the case of clause (2), (3) or (4) above, use our reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act on or prior to the 60th day after the date on which the Shelf Registration Statement is required to be filed; and

          (z)   We have agreed to use our reasonable best efforts to keep the Shelf Registration Statement effective for a period of two years from February 7, 2007 or such shorter period that will terminate when all of the securities covered by the Shelf Registration Statement (A) have been sold pursuant thereto or (B) are no longer restricted securities under Rule 144 of the Securities Act.

        We will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the original notes or the exchange notes, as the case may be. A holder selling such original notes or exchange notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

Liquidated Damages

        We will pay additional cash interest on the original notes and exchange notes, subject to certain exceptions, upon the occurrence of any of the following events:

        (1)   if we fail to file an exchange offer registration statement with the SEC on or prior to August 6, 2007;

        (2)   if obligated to file the Shelf Registration Statement as provided above, we fail to file the Shelf Registration Statement with the SEC on or prior to the 60th day, or the Shelf Filing Date, after the date on which the obligation to file a Shelf Registration Statement arises;

        (3)   if the exchange offer registration statement is not declared effective by the SEC on or prior to November 5, 2007 or, if obligated to file a Shelf Registration Statement as provided above, a Shelf Registration Statement is not declared effective by the SEC on or prior to November 5, 2007;

        (4)   if the exchange offer is not consummated on or before the 40th day after the exchange offer registration statement is declared effective;

        (5)   if obligated to file the Shelf Registration Statement as provided above, the Shelf Registration Statement is not declared effective on or prior to the 60th day after the Shelf Filing Date; or

        (6)   after the exchange offer registration statement or the Shelf Registration Statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable due to the reasons specified in the registration rights agreement, subject to certain exceptions.

        Each such event referred to in the preceding clauses (1) through (6) is referred to herein as a Registration Default. Additional cash interest on the original notes and exchange notes will be payable from and including the date on which any such Registration Default shall occur to but excluding the date on which all Registration Defaults have been cured.

        The rate of the additional interest will be $0.05 per week per $1,000 principal amount of notes for the first 90-day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional $0.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum additional interest rate of 1.0% per annum. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the original notes and the exchange notes.

        We will be entitled to consummate the exchange offer on the expiration date, provided that we have accepted all original notes previously validly tendered in accordance with the terms set forth in this prospectus and the applicable letter of transmittal.

Expiration Date; Extensions; Termination; Amendments

        The exchange offer expires on the expiration date. The expiration date is 5:00 p.m., New York City time, on August 17, 2007, unless we, in our sole discretion, extend the period during which the exchange offer is open, in which event the expiration date is the latest time and date on which the exchange offer, as so extended by us, expires. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to The Bank of New York Trust Company, N.A., as the exchange agent, and by timely public announcement communicated in accordance with applicable law or regulation. During any extension of the exchange offer, all original notes previously tendered pursuant to the exchange offer and not validly withdrawn will remain subject to the exchange offer.

        The exchange date will occur promptly after the expiration date. We expressly reserve the right to:

  •
  terminate the exchange offer and not accept for exchange any original notes for any reason, including if any of the events set forth below under "—Conditions to the Exchange Offer" shall have occurred and shall not have been waived by us; and

  •
  amend the terms of the exchange offer in any manner, whether before or after any tender of the original notes.

        If any such termination or amendment occurs, we will notify the exchange agent in writing and either will issue a press release or will give written notice to the holders of the original notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the original notes on the exchange date.

        If we waive any material condition to the exchange offer, or amend the exchange offer in any material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of original notes in the manner specified above, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such five business day period.

        This prospectus and the related letters of transmittal and other relevant materials will be mailed by us to record holders of original notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

        Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Terms of the Exchange Offer

        We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 in principal amount of exchange notes for each $1,000 in principal amount of outstanding original notes. We will accept for exchange any and all original notes that are validly tendered on or before 5:00 p.m., New York City time, on the expiration date. Tenders of the original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of original notes being tendered for exchange. However, the exchange offer is subject to the terms of the registration rights agreement and the satisfaction of the conditions described under "—Conditions of the Exchange Offer." Original notes may be tendered only in multiples of $1,000. Holders of original notes may tender less than the aggregate principal amount represented by their original notes if they appropriately indicate this fact on the letter of transmittal accompanying the tendered original notes or indicate this fact pursuant to the procedures for book-entry transfer described below.

        As of the date of this prospectus, $300 million in aggregate principal amount of the original notes are outstanding. Solely for reasons of administration, we have fixed the close of business on July 20, 2007 as the record date for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a holder of the original notes, or the holder's legal representative or attorney-in-fact, whose ownership is reflected in the records of The Bank of New York Trust Company, N.A., as registrar, or whose original notes are held of record by the depositary, may participate in the exchange offer. There will be no fixed record date for determining the eligible holders of the original notes who are entitled to participate in the exchange offer. We believe that, as of the date of this prospectus, no holder of notes is our "affiliate," as defined in Rule 405 under the Securities Act.

        We will be deemed to have accepted validly tendered original notes when, as and if we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of original notes and for purposes of receiving the exchange notes from us. If any tendered original notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted original notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

        Holders of original notes do not have appraisal or dissenters' rights under applicable law or the Indenture as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act, including Rule 14e-1.

        Holders who tender their original notes in the exchange offer will not be required to pay brokerage commissions or fees or, provided that the instructions in the letter of transmittal are followed, transfer taxes with respect to the exchange of original notes under the exchange offer. We will pay all charges and expenses, other than transfer taxes in some circumstances, in connection with the exchange offer. See "—Solicitation of Tender; Expenses" for more information about the costs of the exchange offer.

        We do not make any recommendation to holders of original notes as to whether to tender any of their original notes under the exchange offer. In addition, no one has been authorized to make any recommendation. Holders of original notes must make their own decision whether to participate in the exchange offer and, if the holder chooses to participate in the exchange offer, the aggregate principal amount of original notes to tender, after reading carefully this prospectus (including the documents incorporated by reference in this prospectus) and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

How to Tender

        The tender to us of original notes by you pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the applicable letter of transmittal.

        General Procedures.    A holder of an original note may tender the same by (i) properly completing and signing the applicable letter of transmittal or a facsimile thereof (all references in this prospectus to the letter of transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the original notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer, which we refer to herein as a Book-Entry Confirmation, pursuant to the procedure described below), to the exchange agent at its address set forth on the inside back cover of this prospectus on or prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

        If tendered original notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefor are to be issued (and any untendered original notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered original notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, which we refer to herein as an Eligible Institution, that is a member of a recognized signature guarantee medallion program, which we refer to herein as an Eligible Program, within the meaning of Rule 17Ad-15 under the Exchange Act. If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

        Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender original notes should contact such holder promptly and instruct such holder to tender original notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such original notes himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such original notes, either make appropriate arrangements to register ownership of the original notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

        Book-Entry Transfer.    The exchange agent will make a request to establish an account with respect to the original notes at The Depository Trust Company, which we refer to herein as the Book-Entry Transfer Facility, for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of original notes by causing the Book-Entry Transfer Facility to transfer such original notes into the exchange agent's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address specified on the inside back cover page of this prospectus on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

        The method of delivery of original notes and all other documents is at your election and risk. If sent by mail, we recommend that you use registered mail, return receipt requested, obtain proper insurance, and complete the mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date.

        Guaranteed Delivery Procedures.    If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at its office listed on the inside back cover of this prospectus on or prior to the expiration date a letter or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the original notes are registered, the principal amount of the original notes and, if possible, the certificate numbers of the original notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the date of execution of such letter or facsimile transmission by the Eligible Institution, the original notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless original notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery that may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this prospectus and the related letter of transmittal.

        A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed letter of transmittal accompanied by the original notes (or a timely Book-Entry Confirmation) is received by the exchange agent. Issuances of exchange notes in exchange for original notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered original notes (or a timely Book-Entry Confirmation).

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of original notes will be determined by us and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. None of us, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letters of transmittal and the instructions thereto) will be final and binding.

Terms and Conditions of the Letters of Transmittal

        The letters of transmittal contain, among other things, the following terms and conditions, which are part of the exchange offer.

        The party tendering original notes for exchange, whom we refer to herein as the Transferor, exchanges, assigns and transfers the original notes to us and irrevocably constitutes and appoints the exchange agent as the Transferor's agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the original notes and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes. The Transferor further agrees that acceptance of any tendered original notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement and that we shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

Withdrawal Rights

        Original notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the inside back cover of this prospectus. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered the original notes to be withdrawn, the certificate numbers of the original notes to be withdrawn, the principal amount of original notes to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such original notes exchanged, and the name of the registered holder of such original notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn. The exchange agent will return the properly withdrawn original notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and our determination will be final and binding on all parties.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

        Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For the purposes of the exchange offer, we shall be deemed to have accepted for exchange validly tendered original notes when, as and if we have given written notice thereof to the exchange agent.

        The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of original notes tendered by book-entry transfer into the exchange agent's account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged original notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

Conditions to the Exchange Offer

        We are not required to accept or exchange, or to issue exchange notes in exchange for, any outstanding original notes. We may terminate or extend the exchange offer by oral or written notice to the exchange agent and by timely public announcement communicated in accordance with applicable law or regulation, if:

  •
  any federal law, statute, rule, regulation or interpretation of the staff of the SEC has been proposed, adopted or enacted that, in our judgment, might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

  •
  an action or proceeding has been instituted or threatened in any court or by any governmental agency that, in our judgment might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

  •
  there has occurred a material adverse development in any existing action or proceeding that might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

  •
  any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939;

  •
  all governmental approvals that we deem necessary for the consummation of the exchange have not been obtained;

  •
  there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer exchange notes issued in the exchange offer without registration of the exchange notes and delivery of a prospectus; or

  •
  a material adverse change shall have occurred in our business, condition, operations or prospects.

        The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right that may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

        Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

Exchange Agent

        The Bank of New York Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. Letters of transmittal must be addressed to the exchange agent at its address set forth on the inside back cover page of this prospectus. Delivery to an address other than the one set forth herein, or transmissions of instructions via a facsimile number other than the one set forth herein, will not constitute a valid delivery.

Solicitation of Tenders; Expenses

        We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. The expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and printing, accounting and legal fees, will be paid by us.

        No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, you must not rely on such information or representations as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein.

        The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, at our discretion, we may take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of original notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Appraisal Rights

        You will not have appraisal rights in connection with the exchange offer.

Federal Income Tax Consequences

        We believe that the exchange of original notes for exchange notes should not be a taxable exchange for U.S. federal income tax purposes, and that holders should not recognize any taxable gain or loss or any interest income as a result of such exchange. See "Material United States Federal Income Tax Considerations."

Regulatory Approvals

        Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Accounting Treatment

        The exchange notes will be recorded at the same carrying value as the original notes. Accordingly, we will recognize no gain or loss for accounting purposes in connection with the exchange offer. The expense of the exchange offer will be expensed over the term of the exchange notes.

Other

        Participation in the exchange offer is voluntary and you should consider carefully whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

        As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the terms of the original notes and the registration rights agreement. Holders of the original notes who do not tender their original notes in the exchange offer will continue to hold such original notes and will be entitled to all the rights and limitations applicable thereto under the Indenture and the registration rights agreement, except for any terms of such documents which, by their terms, terminate or cease to have further effect as a result of the making of this exchange offer. See "Description of the Exchange Notes." All untendered original notes will continue to be subject to the restriction on transfer set forth in the Indenture. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes not tendered and accepted in the exchange offer could be adversely affected. See "Risk Factors—Risks Associated with the Exchange Offer—Your ability to sell your original notes may be significantly more limited and the price at which you may be able to sell your original notes may be significantly lower if you do not exchange them for registered exchange notes in the exchange offer."

        We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any original notes that are not tendered in the exchange offer.

CAPITALIZATION

        The following table sets forth the cash and cash equivalents and the consolidated capitalization of TD Group as of March 31, 2007. This table should be read in conjunction with the information in "Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus or incorporated by reference in this prospectus.

As of March 31, 2007
(in thousands)
Cash and cash equivalents:	$64,795

Debt:
Senior Secured Credit Facility(1)	$780,000
7 3/4% Senior Subordinated Notes due 2014(2)	577,968

Total long-term debt(1)(2)	1,357,968

Stockholders' equity:
Preferred Stock, par value $0.01 per share, 149,600,000 shares authorized, no shares issued and outstanding	—
Common Stock, par value $0.01 per share, 224,000,000 shares authorized, 45,072,607 shares issued and outstanding(3)	451
Paid-in-capital	303,793
Retained Earnings	109,516
Accumulated other comprehensive income	(1,567)

Total stockholders' equity	412,193

Total capitalization:	$1,770,161

(1)
The senior secured credit facility consists of a $780.0 million term loan facility, all of which was fully drawn as of March 31, 2007, and a $200.0 million revolving credit facility, with total borrowing availability of $198.4 million as of March 31, 2007.

(2)
The aggregate principal amount of senior subordinated notes reflected above includes the premium received in connection with the issuance of the original notes due to the fact that such original notes were issued at 101% of the principal amount thereof, and gives effect to the amortization of such premium as of March 31, 2007.

(3)
The number of shares of TD Group's common stock shown as issued and outstanding in the table above excludes (i) 7,913,513 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2007, with a weighted average exercise price of $7.65 per share and (ii) 2,683,593 shares of common stock reserved for future grants under TD Group's stock compensation plans as of March 31, 2007.

SELECTED CONSOLIDATED FINANCIAL DATA

        TD Group was formed in July 2003 under the name TD Holding Corporation to facilitate the consummation of the Mergers. TD Group does not have any operations other than through its ownership of its direct and indirect subsidiaries.

        The following table sets forth the selected historical consolidated financial and other data of TD Group or its predecessor (i) as of September 30, 2006, 2005, 2004, 2003 and 2002 and for each of the three fiscal years ended September 30, 2006, 2005 and 2004, the period from July 8, 2003 (date of formation of TD Group) through September 30, 2003, the period from October 1, 2002 through July 22, 2003 (the closing date of the Mergers) and the fiscal year ended September 30, 2002, which have been derived from TD Group or its predecessor's audited consolidated financial statements and (ii) as of March 31, 2007 and for the twenty-six week periods ended March 31, 2007 and April 1, 2006, which have been derived from TD Group's unaudited consolidated financial statements. TD Group's consolidated financial statements for the periods subsequent to the Mergers reflect a new basis of accounting incorporating the fair value adjustments made in recording the Mergers while the periods prior to the Mergers reflect the historical cost basis of the Company. Accordingly, the accompanying selected historical consolidated financial and other data as of dates and for the periods prior to the Mergers are labeled as "Predecessor." Separate historical financial information for TransDigm Inc. is not presented since TD Group has no operations or assets separate from its investment in TransDigm Inc. and since the exchange notes will be fully and unconditionally guaranteed, on a joint and several and senior subordinated basis, by TD Group and, other than immaterial subsidiaries, all direct and indirect domestic subsidiaries of TransDigm Inc.

        On February 24, 2003, we acquired certain assets and assumed certain liabilities of the Norco business from TransTechnology Corporation. On July 9, 2004, TransDigm Inc. acquired all of the outstanding capital stock of Avionic Instruments, Inc. On December 31, 2004, Skurka acquired certain assets and assumed certain liabilities of Skurka Engineering Company. On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators Corporation. On June 30, 2005, Skurka acquired an aerospace motor product line from Eaton Corporation. On May 1, 2006, Skurka acquired certain assets and assumed certain liabilities of Electra-Motion, Inc. On June 12, 2006, TransDigm Inc. acquired all of the outstanding capital stock of Sweeney Engineering Corp. On October 3, 2006, TransDigm Inc. acquired all of the issued and outstanding capital stock of CDA InterCorp. On February 7, 2007, TransDigm Inc. completed the merger with ATI, resulting in ATI becoming a wholly-owned subsidiary of TransDigm Inc. The results of operations of the acquired entities, businesses and product line are included in TD Group's consolidated financial statements from the date of each of the acquisitions.

        We present in this prospectus certain financial information based on our EBITDA and EBITDA As Defined. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP, and neither of these financial measures should be considered an alternative to net income or operating cash flows determined in accordance with GAAP, and our calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies. While we believe that the presentation of EBITDA and EBITDA As Defined will enhance an investor's understanding of our operating performance, the use of EBITDA and EBITDA As Defined as analytical tools has limitations and you should not consider either of them in isolation, or as a substitute for an analysis of our results of operations as reported in accordance with GAAP. For a reconciliation of EBITDA and EBITDA As Defined to net income and for a description of the manner in which management uses these non-GAAP financial measures to evaluate our business, the economic substance behind management's decision to use these non-GAAP financial measures, the material limitations associated with the use of these non-GAAP financial measures and the manner in which management compensates for these limitations and the reasons why management believes these non-GAAP financial measures provide useful information to investors, please refer to footnotes 6 and 7 below.

        The information presented below should be read together with "Pro Forma Condensed Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere in this prospectus or incorporated by reference in this prospectus. All amounts set forth below are in thousands, except per share data.

	Predecessor
		October 1, 2002 Through July 22, 2003 (Closing Date of the Mergers)
			July 8, 2003 (Date of Formation) Through September 30, 2003
								Twenty-Six Week Period Ended March 31, 2007
	Fiscal Year Ended September 30, 2002			Fiscal Years Ended September 30,			Twenty-Six Week Period Ended April 1, 2006
				2004	2005	2006
							(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$248,802	$241,185	$52,083	$300,703	$374,253	$435,164	$208,416	$267,147
Gross profit(1)	114,227	114,669	11,684	136,505	184,270	221,290	105,720	138,705
Operating expenses:
Selling and administrative	23,962	20,167	5,205	31,201	38,943	48,309	25,516	26,707
Amortization of intangibles	6,294	945	1,975	10,325	7,747	6,197	3,266	5,010
Refinancing costs(2)	—	—	—	—	—	48,617	—	—
Merger Expenses(3)	—	176,003	—	—	—	—	—	—

Income from operations(1)	83,971	(82,446)	4,504	94,979	137,580	118,167	76,938	106,988
Interest expense, net	36,538	28,224	14,233	74,675	80,266	76,732	39,181	40,396

Income (loss) before income taxes	47,433	(110,670)	(9,729)	20,304	57,314	41,435	37,757	66,592
Income tax provision (benefit)	16,804	(40,701)	(3,970)	6,682	22,627	16,318	14,499	24,743

Net income (loss)	$30,629	$(69,969)	$(5,759)	$13,622	$34,687	$25,117	$23,258	$41,849

Net earnings per share:
Basic earnings per share				$0.31	$0.78	$0.57	$0.53	$0.93
Diluted earnings per share				$0.29	$0.75	$0.53	$0.50	$0.87
Weighted-Average Shares Outstanding:
Basic				44,193	44,202	44,415	44,228	44,872
Diluted				46,300	46,544	47,181	46,893	47,897

	Predecessor	As of September 30,
						As of March 31, 2007
	2002	2003	2004	2005	2006
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents(4)	$49,206	$18,902	$48,498	$104,221	$61,217	$64,795
Marketable securities	—	—	50,601	—	—	—
Working capital(5)	99,035	133,622	179,385	118,559	190,742	237,422
Total assets	402,226	1,315,395	1,345,912	1,427,748	1,416,712	1,968,104
Long-term debt, including current portion	408,952	894,997	892,788	889,846	925,000	1,357,968
Stockholders' equity	(77,156)	283,551	297,412	333,107	363,041	412,193
	Predecessor
		October 1, 2002 Through July 22, 2003 (Closing Date of the Mergers)
			July 8, 2003 (Date of Formation) Through September 30, 2003
								Twenty-Six Week Period Ended March 31, 2007
	Fiscal Year Ended September 30, 2002			Fiscal Years Ended September 30,			Twenty-Six Week Period Ended April 1, 2006
				2004	2005	2006
							(unaudited)	(unaudited)
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$56,452	$(34,184)	$16,852	$111,139	$80,695	$3,058	$(61,072)	$55,400
Investing activities	(5,439)	(57,267)	(469,319)	(77,619)	(20,530)	(35,323)	(3,831)	(479,910)
Financing activities	(13,028)	82,450	471,369	(3,924)	(4,442)	(10,739)	(6,941)	428,088
Depreciation and amortization	13,492	6,355	3,333	18,303	16,956	16,111	8,152	10,428
Capital expenditures	3,816	4,241	968	5,416	7,960	8,350	3,831	4,205
Other Data:
EBITDA(6)(7)	$97,463	$(76,091)	$7,837	$113,282	$154,536	$134,278	$85,090	$117,416
EBITDA, margin(8)	39.2%	(31.5)%	15.0%	37.7%	41.3%	30.9%	40.8%	44.0%
EBITDA As Defined(6)(7)	$97,463	$102,306	$22,062	$139,084	$164,240	$194,437	$92,916	$124,546
EBITDA As Defined, margin(8)	39.2%	42.4%	42.4%	46.3%	43.9%	44.7%	44.6%	46.6%

(1)
Gross profit and income from operations include the effect of charges relating to purchase accounting adjustments to inventory associated with the acquisition of various businesses and a product line during the twenty-six week period ended March 31, 2007, the twenty-six week period ended April 1, 2006, fiscal years ended September 30, 2006, 2005 and 2004, the period from July 8, 2003 (date of formation) through September 30, 2003, the period from October 1, 2002 through July 22, 2003 (the closing date of the Mergers) and the fiscal year ended September 30, 2002 of $2.5 million, $0 million, $0.2 million, $1.5 million, $18.5 million, $12.0 million, $0.9 millions and $0, respectively.

(2)
Represents costs incurred in connection with the refinancing transactions completed in June 2006, including the premium paid to redeem the 8 3/8% senior subordinated notes of TransDigm Inc. of $25.6 million, the write off of debt issue costs of $22.9 million and other expenses of $0.1 million.

(3)
Represents one-time merger-related charges incurred in connection with the Mergers in July 2003.

(4)
On November 10, 2005, TransDigm Inc. paid a cash dividend of approximately $98.0 million to TransDigm Holdings and made bonus payments of approximately $6.2 million to certain members of our management. TransDigm Holdings used all of the proceeds received from TransDigm Inc. to pay a cash dividend to TD Group. On November 10, 2005, TD Group entered into a loan facility (which was subsequently refinanced) and used the net proceeds received from borrowings thereunder of approximately $193.8 million, together with substantially all of the proceeds received from the dividend payment from TransDigm Holdings, to (i) prepay the entire outstanding principal amount and all accrued and unpaid interest on its senior unsecured promissory notes issued in connection with its acquisition of TransDigm Holdings in July 2003, which payments in the aggregate were equal to approximately $262.7 million, and (ii) make certain distributions to members of our management who participated in our deferred compensation plans, which distributions in the aggregate were equal to approximately $26.0 million.

(5)
Computed as total current assets less total current liabilities.

(6)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA As Defined represents EBITDA plus, as applicable for the relevant period, inventory purchase accounting adjustments, acquisition integration costs, non-cash compensation and deferred compensation costs, one-time expenses incurred in connection with the Mergers in July 2003, one-time special bonus payments made to members of our management in November 2005, certain acquisition earnout costs, certain other non-cash and non-recurring expenses and certain costs and expenses incurred in connection with our financing activities and the initial public offering.

We
present EBITDA because we believe it is a useful indicator of our operating performance. Our management believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to measure a company's operating performance without regard to items such as interest expense, income tax expense and depreciation and amortization, which can vary substantially from company to company depending upon, among other things, accounting methods, book value of assets, capital structure and the method by which assets are acquired. We also believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance.

Our
management uses EBITDA As Defined to review and assess our operating performance and management team in connection with our employee incentive programs, the preparation of our annual budget and financial projections. Our management also believes that EBITDA As Defined is useful to investors because the revolving credit facility under the senior secured credit facility requires compliance, on a pro forma basis, with a first lien leverage ratio, which is measured based on our Consolidated EBITDA. The senior secured credit facility defines Consolidated EBITDA in the same manner as we have defined EBITDA As Defined.

Although
we use EBITDA and EBITDA As Defined as measures to assess the performance of our business and for the other purposes set forth above, the use of these non-GAAP financial measures as analytical tools has limitations, and you should not consider any of them in isolation, or as a substitute for analysis of our results of operations as reported in accordance with GAAP. Some of these limitations are:

•
none of these measures reflects the significant interest expense, or the cash requirements necessary to service interest payments, on our indebtedness;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and none of these measures reflects any cash requirements for such replacements;

•
the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of these measures;

  •
  none of these measures includes the payment of taxes, which is a necessary element of our operations; and

  •
  EBITDA As Defined excludes the cash expense we have incurred to integrate acquired businesses into our operations, which is a necessary element of certain of our acquisitions.

Because
of these limitations, EBITDA and EBITDA As Defined should not be considered as measures of discretionary cash available to us to invest in the growth of our business. Management compensates for these limitations by not viewing EBITDA or EBITDA As Defined in isolation, and specifically by using other GAAP measures, such as net income, net sales and operating profit, to measure our operating performance. Neither EBITDA nor EBITDA As Defined is a measurement of financial performance under GAAP and neither should be considered as an alternative to net income or cash flow from operations determined in accordance with GAAP, and our calculation of EBITDA and EBITDA As Defined may not be comparable to the calculation of similarly titled measures reported by other companies.

(7)
The following is a reconciliation of EBITDA and EBITDA As Defined to net income:

	Predecessor
		October 1, 2002 Through July 22, 2003 (Closing Date of the Mergers)
			July 8, 2003 (Date of Formation) Through September 30, 2003
								Twenty-Six Week Period Ended March 31, 2007
	Fiscal Year Ended September 30, 2002			Fiscal Years Ended September 30,			Twenty-Six Week Period Ended April 1, 2006
				2004	2005	2006
							(unaudited)	(unaudited)
Net income	$30,629	$(69,969)	$(5,759)	$13,622	$34,687	$25,117	$23,258	$41,849
Add:
Depreciation and amortization	13,492	6,355	3,333	18,303	16,956	16,111	8,152	10,428
Interest expense, net	36,538	28,224	14,233	74,675	80,266	76,732	39,181	40,396
Income tax provision	16,804	(40,701)	(3,970)	6,682	22,627	16,318	14,499	24,743

EBITDA	$97,463	$(76,091)	$7,837	113,282	154,536	134,278	85,090	117,416
Add:
Inventory purchase accounting adjustments(a)	—	855	12,038	18,471	1,493	200	—	2,464
Acquisition integration costs(b)	—	1,539	1,154	1,162	1,363	1,032	380	1,479
Non-cash compensation and deferred compensation costs(c)	—	—	1,033	6,169	6,848	988	(1,382)	2,460
Merger expenses(d)	—	176,003	—	—	—	—	—	—
One-time special bonus payments(e)	—	—	—	—	—	6,222	6,222	—
Acquisition earnout costs(f)	—	—	—	—	—	450	224	425
Refinancing costs(g)	—	—	—	—	—	48,617	—	—
Non-recurring IPO expenses(h)	—	—	—	—	—	2,650	2,382	—
Other non-cash, non- recurring expenses(i)	—	—	—	—	—	—	—	302

EBITDA As Defined	$97,463	$102,306	$22,062	$139,084	$164,240	$194,437	$92,916	$124,546

    (a)
    Represents the portion of the purchase accounting adjustments to inventory associated with the Mergers and the acquisitions of various businesses and a product line by TransDigm that were charged to cost of sales when the inventory was sold.

    (b)
    Represents costs incurred to integrate businesses and a product line into the Company's respective operations and facility relocation costs.

    (c)
    Represents the expense (income) recognized by us under our stock compensation plans and our deferred compensation plans. The amount reflected above for the fiscal year ended September 30, 2006 and the twenty-six week period ended April 1, 2006 includes (i) a reversal of previously recorded amounts charged to expense of $3.8 million, resulting from the termination of two of our deferred compensation plans during such periods and (ii) expense recognized by us under a new deferred compensation plan adopted by us during such periods.

    (d)
    Represents one-time charges incurred in connection with the Mergers in July 2003.

    (e)
    Represents the aggregate amount of one-time special bonuses paid on November 10, 2005 to members of our management.

    (f)
    Represents the amount recognized for the potential earnout payment to Howard Skurka pursuant to the terms of the retention agreement entered into with him in connection with Skurka's acquisition of substantially all of the assets of Skurka Engineering Company in December 2004.

    (g)
    Represents costs incurred in connection with the refinancing transactions completed in June 2006, including the premium paid to redeem the 8 3/8% senior subordinated notes of TransDigm Inc. of $25.6 million, the write off of debt issue costs of $22.9 million and other expenses of $0.1 million.

    (h)
    Represents non-recurring costs and expenses incurred by TD Group related to its initial public offering.

    (i)
    Represents the write-down of certain property to its fair value that has been reclassified as held for sale in fiscal 2007.

(8)
The EBITDA margin represents the amount of EBITDA as a percentage of net sales. The EBITDA As Defined margin represents the amount of EBITDA As Defined as a percentage of net sales.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

        The following pro forma condensed consolidated financial data is based on the historical financial statements of TD Group and ATI, each included elsewhere in this prospectus, adjusted to give pro forma effect to the Financing Transactions. The pro forma condensed consolidated statements of income for the twelve-month period ended September 30, 2006 and for the twenty-six week period ended March 31, 2007 give effect to the Financing Transactions as if they had been consummated on October 1, 2005.

        Assumptions underlying the pro forma adjustments necessary to fairly present this pro forma information are described in the accompanying notes, which should be read in conjunction with this pro forma condensed consolidated financial data. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma condensed consolidated financial data should not be considered indicative of actual results that would have been achieved had the Financing Transactions occurred on the date indicated and do not purport to indicate results of operations for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma condensed consolidated financial data will prove to be correct. The pro forma condensed consolidated financial statements should be read together with the historical financial statements of TD Group and ATI and the notes thereto, and other financial information included in this prospectus, together with the other documents filed by TD Group with the SEC that are incorporated by reference in this prospectus. The pro forma condensed consolidated financial statements include certain reclassifications from the historical financial statements of ATI in order to conform to the historical financial statements of TD Group.

        The acquisition of ATI was accounted for as a purchase in conformity with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, with intangible assets recorded in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The allocation of the excess of the purchase price over the historical basis of the net assets acquired is preliminary and is included in the accompanying pro forma condensed consolidated financial data based on valuation estimates and certain assumptions that management believes are reasonable.

TransDigm Group Incorporated
Unaudited Pro Forma Condensed Consolidated Statement of Income
for the Twelve-Month Period Ended September 30, 2006
(In thousands, except per share data)

	Fiscal Year Ended
	September 30, 2006	December 31, 2006
			Adjustments for the Acquisition of ATI(2)
					Adjustments for Acquisition Financing(3)
	TD Group(1)	ATI(1)					Pro Forma
Net sales	$435,164	$104,978	$—		$—		$540,142
Cost of sales	213,874	56,552	4,750	(a)	—		274,947

			(229	)(b)

Gross profit	221,290	48,426	(4,521)		—		265,195
Operating expenses:
Selling and administrative	48,309	18,706	—		—		67,015
Amortization of intangibles	6,197	1,284	5,211	(c)	—		12,692
Refinancing costs	48,617	—	—		—		48,617

Total operating expenses	103,123	19,990	5,211		—		128,324

Income from operations	118,167	28,436	(9,732)		—		136,871

Interest expense, net	76,732	3,464	(3,464	)(d)	33,873	(a)	110,605
Other expense	—	196	—		—		196

Income before income taxes	41,435	24,776	(6,268)		(33,873)		26,070
Income tax provision	16,318	8,634	(2,382	)(e)	(12,872	)(b)	9,698

Net income	$25,117	$16,142	$(3,886)		$(21,001)		$16,372

Net Earnings Per Share
Basic earnings per share	$0.57						$0.37
Diluted earnings per share	$0.53						$0.35
Weighted Average Shares Outstanding
Basic	44,415						44,415
Diluted	47,181						47,181

TransDigm Group Incorporated
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income
for the Twelve-Month Period Ended September 30, 2006

(1)
TD Group's fiscal year ends on September 30. Prior to the acquisition, ATI's fiscal year ended on December 31. For purposes of preparing this pro forma condensed consolidated statement of income for the twelve-month period ended September 30, 2006, we utilized TD Group's statement of income for its fiscal year ended September 30, 2006, and ATI's statement of income for its fiscal year ended December 31, 2006. The net income of ATI for its fiscal year ended December 31, 2006 excludes gain from discontinued operations.

(2)
Represents the adjustments necessary to give effect to the acquisition of ATI. Adjustments (a), (b) and (c) are based upon a preliminary allocation of the purchase price. TD Group is in the process of obtaining third-party valuations of certain tangible and intangible assets; thus the values attributed to acquired assets are subject to adjustment.

(a)
Represents the inventory purchase accounting adjustment that will be charged to cost of sales as the inventory on hand when the ATI acquisition was consummated is sold.

(b)
Represents a decrease in depreciation expense due to the write-down of ATI's real property as a result of the acquisition. The adjustment was computed using the straight-line method of depreciation and an assumed weighted average useful life for the property to which the fair value adjustment pertains.

(c)
Represents the change in amortization expense resulting from the amortization of the amortizable intangible assets recorded in connection with the acquisition of ATI using the straight-line method based on the following (dollars in thousands):

Amortizable Intangible Assets	Estimated Useful Life	Estimated Fair Value	Pro Forma Adjustment
Unpatented technology	22 to 35 years	$75,559	$3,435
Order backlog	1 year	3,060	3,060

		78,619	6,495
Historical ATI amortization			(1,284)

Total			$5,211

  (d)
  Represents the elimination of historical interest expense of ATI indebtedness repaid in connection with the closing of the acquisition.

  (e)
  Represents the tax effect of pro forma adjustments to income before income taxes and is based on estimated combined federal and state statutory tax rate of 38%.

(3)
Represents the adjustments necessary to give effect to the offering and sale of the original notes and the additional borrowing of the term loan under the senior secured credit facility.

(a)
Interest expense of $9.6 million and $23.3 million on the $130 million new term loan facility at 7.37% and the issuance of the original notes at 7.75%, respectively. Amortization of debt issuance costs on the new term loan facility and original notes was $1.0 million.

(b)
Represents the tax effect of pro forma adjustment for interest expense to income before income taxes and is based on an estimated combined federal and state statutory tax rate of 38%.

TransDigm Group Incorporated
Unaudited Pro Forma Condensed Consolidated Statement of Income
for the Twenty-Six Week Period Ended March 31, 2007
(In thousands, except per share data)

	TD Group(1)	ATI(1)	Adjustments for the Acquisition of ATI(2)		Adjustments for Acquisition Financing(3)		Pro Forma
Net sales	$267,147	$37,715	$—		$—		$304,862
Cost of sales	128,442	20,452	(1,385	)(a)	—		147,428
			(81	)(b)

Gross profit	138,705	17,263	1,466		—		157,434

Operating expenses:
Selling and administrative	26,707	34,458 (a)	(777	)(c)	—		60,388
Amortization of intangibles	5,010	394	(446	)(d)	—		5,780
			822	(e)

Total operating expenses	31,717	34,852	(401)		—		66,168

Income (loss) from operations	106,988	(17,589)	1,867		—		91,266

Interest expense, net	40,396	1,011	(1,011	)(f)	12,232	(a)	52,628
Other expense	—	198	—		—		198

Income (loss) before income taxes	66,592	(18,798)	2,878		(12,232)		38,440
Income tax provision (benefit)	24,743	(6,395)	1,094	(g)	(4,648	)(b)	14,794

Net income (loss)	$41,849	$(12,403)	$1,784		$(7,584)		$23,646

Net Earnings Per Share
Basic earnings per share	$0.93						$0.53
Diluted earnings per share	$0.87						$0.49
Weighted Average Shares Outstanding
Basic	44,872						44,872
Diluted	47,897						47,897

TransDigm Group Incorporated
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Twenty-Six Week Period Ended March 31, 2007

(1)
TD Group's fiscal year ends on September 30. Prior to the acquisition, ATI's fiscal year ended on December 31. For purposes of preparing this pro forma condensed consolidated statement of income for the twenty-six week period ended March 31, 2007, we utilized TD Group's statement of income for the twenty-six week period ended March 31, 2007, and ATI's statement of income for the period from October 1, 2006 to February 7, 2007, the closing date of the ATI acquisition. The net loss of ATI for the period from October 1, 2006 to February 7, 2007 excludes gain from discontinued operations.

(a)
Includes approximately $25.8 million of compensation expense recognized with respect to stock options of ATI that were cancelled upon the closing of the acquisition.

(2)
Represents the adjustments necessary to give effect to the acquisition of ATI. Adjustments (b) and (e) are based upon a preliminary allocation of the purchase price. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets; thus the values attributed to acquired assets are subject to adjustment.

(a)
Represents the adjustment to eliminate the inventory purchase accounting adjustment charged to cost of sales that was, on a pro forma basis, fully amortized in the pro forma twelve-month period ended September 30, 2006.

(b)
Represents a decrease in depreciation expense due to the write-down of ATI's real property as a result of the acquisition. The adjustment was computed using the straight-line method of depreciation and an assumed weighted average useful life for the property to which the fair value adjustment pertains.

(c)
Represents merger related expenses borne by the previous stockholders of ATI.

(d)
Represents the adjustment to eliminate order backlog amortization that was, on a pro forma basis, fully amortized in the pro forma twelve-month period ended September 30, 2006.

(e)
Represents the change in amortization expense resulting from the amortization of the amortizable intangible assets recorded in connection with the acquisition of ATI using the straight-line method based on the following (dollars in thousands):

Amortizable Intangible Assets	Estimated Useful Life	Estimated Fair Value	Pro Forma Adjustment
Unpatented technology	22 to 35 years	$75,559	$1,216
Historical ATI amortization			(394)

Total			$822

  (f)
  Represents the elimination of historical interest expense of ATI indebtedness repaid in connection with the closing of the acquisition.

  (g)
  Represents the tax effect of pro forma adjustments to income before income taxes and is based on estimated combined federal and state statutory tax rate of 38%.

(3)
Represents the adjustments necessary to give effect to the offering and sale of the original notes and the additional borrowing of the term loan under the senior secured credit facility.

(a)
Interest expense of $3.5 million and $8.4 million on the $130 million new term loan facility at 7.37% and the issuance of the original notes 7.75%, respectively. Amortization of debt issuance costs on the new term loan facility and the original notes was $0.3 million.

(b)
Represents the tax effect of pro forma adjustment for interest expense to income before income taxes and is based on an estimated combined federal and state statutory tax rate of 38%.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        TransDigm Inc. is a direct, wholly-owned subsidiary of TD Group. TransDigm Inc. does not have any outstanding options or convertible securities.

        The following table sets forth certain information regarding the beneficial ownership of the common stock of TD Group as of May 25, 2007, with respect to (i) each person known by us to beneficially own more than 5% of TD Group's outstanding common stock, (ii) each of TD Group's directors, (iii) each of TD Group's named executive officers and (iv) all of TD Group's directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares outstanding used in calculating the percentage of beneficial ownership for each person listed below includes the shares underlying options held by such person that are exercisable within 60 days of May 25, 2007, but excludes shares underlying options held by any other person. The number of shares and percentages of beneficial ownership set forth below are based on 46,836,635 shares of TD Group's common stock outstanding as of May 25, 2007. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them.

	Common Stock Beneficially Owned(2)
Name and Address of Beneficial Owner(1)
	Shares	Percentage
TD Group Holdings, LLC(3) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	21,351,492	45.59%
Warburg Pincus Private Equity VIII, L.P.(4) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	21,351,492	45.59%
Directors
David A. Barr(5) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	21,353,239	45.59%
Michael Graff(6) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	21,454,073	45.73%
W. Nicholas Howley(7)	1,220,662	2.55%
Sean P. Hennessy(8)	1,747	*
Kevin Kruse(9) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	21,353,239	45.59%

Kewsong Lee(10) c/o Warburg Pincus LLC 466 Lexington Avenue New York, NY 10017	21,353,239	45.59%
Douglas Peacock(11)	37,201	*
Dudley Sheffler(12)	260	*
Named Executive Officers
Robert S. Henderson(13)	196,650	*
Raymond F. Laubenthal(14)	259,492	*
Albert J. Rodriguez(15)	379,031	*
Gregory Rufus(16)	131,126	*
All directors and executive officers as a group (17 persons)(17))	24,056,129	48.69%

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each listed person is c/o TransDigm Group Incorporated, 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114.

(2)
Includes shares that the listed beneficial owner is deemed to have the right to acquire beneficial ownership of under Rule 13d-3 under the Exchange Act, including shares which the listed beneficial owner has the right to acquire within 60 days of May 25, 2007.

(3)
Upon the completion of TD Group's initial public offering, Warburg Pincus and certain other then existing stockholders of TD Group contributed an aggregate of 31,093,057 shares of TD Group's common stock to TD Group Holdings, LLC in exchange for membership interests in TD Group Holdings, LLC. On May 25, 2007, TD Group Holdings, LLC sold an aggregate of 9,714,937 shares of TD Group's common stock in an underwritten public offering. In addition, in connection with this offering TD Group Holdings, LLC distributed an aggregate of 26,628 shares of TD Group common stock to Michael Graff in exchange for the cancellation of all of the membership units in TD Group Holdings, LLC that were owned by him. The members of TD Group Holdings, LLC currently are Warburg Pincus, AlpInvest Partners Later Stage Co-Investments Custodian II, B.V., AlpInvest Partners CS Investments 2003 C.V., ML TD Holdings, LLC, A.S.F. Co-Investment Partners II, L.P. and Teachers Insurance and Annuity Association of America. As of the date of this prospectus, Warburg Pincus owns approximately 84.4% of the membership units of TD Group Holdings, LLC. In addition, Warburg Pincus is the managing member of TD Group Holdings, LLC and, as such, exercises voting and investment power over all shares of common stock of TD Group that are owned by TD Group Holdings, LLC, including shares of common stock with respect to which Warburg Pincus does not have a pecuniary interest. As a result, Warburg Pincus may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of all of the common stock of TD Group that TD Group Holdings, LLC owns. Warburg Pincus disclaims beneficial ownership of all shares of common stock of TD Group that are owned by TD Group Holdings, LLC with respect to which Warburg Pincus does not have a pecuniary interest therein.

  The sole general partner of Warburg Pincus is Warburg Pincus Partners LLC, which is managed by Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus. Charles R. Kaye and

  Joseph P. Landy are each Managing General Partners of Warburg Pincus & Co. and Co-Presidents and Managing Members of Warburg Pincus LLC. Each of these individuals disclaims beneficial ownership of the shares of common stock of TD Group that Warburg Pincus may be deemed to beneficially own except to the extent of any pecuniary interest therein. The address of TD Group Holdings, LLC and Warburg Pincus is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

(4)
Warburg Pincus is the managing member of TD Group Holdings, LLC, and as such, has voting and investment power over the shares of TD Group's common stock held by TD Group Holdings, LLC, including the shares with respect to which Warburg Pincus does not have a pecuniary interest. Warburg Pincus disclaims beneficial ownership of all shares held by TD Group Holdings, LLC to which Warburg Pincus does not have a pecuniary interest. David A. Barr, Michael Graff, Kevin Kruse and Kewsong Lee, directors of TD Group, are general partners of Warburg Pincus & Co. and managing directors and members of Warburg Pincus LLC. Warburg Pincus Partners LLC and Warburg Pincus LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares owned by TD Group Holdings, LLC. Warburg Pincus Partners LLC and Warburg Pincus LLC disclaim beneficial ownership of all shares held by TD Group Holdings, LLC. Charles R. Kaye and Joseph P. Landy are Managing General Partners of Warburg Pincus & Co. and Co-Presidents and Managing Members of Warburg Pincus LLC and may be deemed to control Warburg Pincus & Co., Warburg Pincus, Warburg Pincus Partners LLC and Warburg Pincus LLC (collectively, the "Warburg Entities"). Messrs. Kaye and Landy disclaim beneficial ownership of all shares of TD Group's common stock that may be deemed to be beneficially owned by the Warburg Entities, except to the extent of any pecuniary interest therein. The address of the Warburg Entities is 466 Lexington Avenue, New York, New York 10017.

(5)
Includes 655 shares of restricted stock, which are subject to forfeiture with the forfeiture provisions lapsing as to one-third of the stock on the first, second and third anniversaries of the date of grant. In addition, represents shares that may be deemed to be beneficially owned by Warburg Pincus. David A. Barr, a director of TD Group, is a general partner of Warburg Pincus & Co. and a managing director and member of Warburg Pincus LLC. All shares indicated as beneficially owned by Mr. Barr (other than 655 shares of restricted stock and an additional 1,092 shares of TD Group common stock, in each case that are held by Mr. Barr in his personal capacity) are included because of his affiliation with Warburg Pincus, which is the managing member of TD Group Holdings, LLC. Mr. Barr disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by TD Group Holdings, LLC and the Warburg Entities, except to the extent of any pecuniary interest therein.

(6)
Includes 655 shares of restricted stock, which are subject to forfeiture with the forfeiture provisions lapsing as to one-third of the stock on the first, second and third anniversaries of the date of grant, and options to purchase 74,206 shares exercisable within 60 days of May 25, 2007. In addition, represents shares that may be deemed to be beneficially owned by Warburg Pincus. Michael Graff, a director of TD Group, is a general partner of Warburg Pincus & Co. and a managing director and member of Warburg Pincus LLC. All shares indicated as beneficially owned by Mr. Graff (other than 655 shares of restricted stock, options to purchase 74,206 shares of common stock of TD Group and an additional 27,720 shares of TD Group common stock, in each case that are held by Mr. Graff in his personal capacity) are included because of his affiliation with Warburg Pincus, which is the managing member of TD Group Holdings, LLC. Mr. Graff disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by TD Group Holdings, LLC and the Warburg Entities, except to the extent of any pecuniary interest therein.

(7)
Includes options to purchase 1,126,448 shares exercisable within 60 days of May 25, 2007. Also includes options to purchase 160,904 shares exercisable within 60 days of May 25, 2007 that are held by Bratenahl Investments, Ltd. By virtue of his ownership interest in Bratenahl Investments, Ltd., Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the options that are beneficially owned by Bratenahl Investments, Ltd. Mr. Howley disclaims beneficial ownership of all options owned by Bratenahl Investments, Ltd. and reported herein as beneficially owned except to the extent of any pecuniary interest therein. Also includes 11,081 shares held by The Howley Family Foundation, a charitable foundation, of which Mr. Howley is a co-trustee. By virtue of his position as a co-trustee of The Howley Family Foundation, Mr. Howley may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended) of the shares that are owned by The Howley Family Foundation. Mr. Howley disclaims beneficial ownership of all shares owned by The Howley Family Foundation and reported herein as beneficially owned.

(8)
Includes 655 shares of restricted stock, which are subject to forfeiture with the forfeiture provisions lapsing as to one-third of the stock on the first, second and third anniversaries of the date of grant.

(9)
Includes 655 shares of restricted stock, which are subject to forfeiture with the forfeiture provisions lapsing as to one-third of the stock on the first, second and third anniversaries of the date of grant. In addition, represents shares that may be deemed to be beneficially owned by Warburg Pincus. Kevin Kruse, a director of TD Group, is a general partner of Warburg Pincus & Co. and a managing director and member of Warburg Pincus LLC. All shares indicated as beneficially owned by Mr. Kruse (other than 655 shares of restricted stock and an additional 1,092 shares of TD Group common stock, in each case that are held by Mr. Kruse in his personal capacity) are included because of his affiliation with Warburg Pincus, which is the managing member of TD Group Holdings, LLC. Mr. Kruse disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by TD Group Holdings, LLC and the Warburg Entities, except to the extent of any pecuniary interest therein.

(10)
Includes 655 shares of restricted stock, which are subject to forfeiture with the forfeiture provisions lapsing as to one-third of the stock on the first, second and third anniversaries of the date of grant. In addition, represents shares that may be deemed to be beneficially owned by Warburg Pincus. Kewsong Lee, a director of TD Group, is a general partner of Warburg Pincus & Co. and a managing director and member of Warburg Pincus LLC. All shares indicated as beneficially owned by Mr. Lee (other than 655 shares of restricted stock and an additional 1,092 shares of TD Group common stock, in each case that are held by Mr. Lee in his personal capacity) are included because of his affiliation with Warburg Pincus, which is the managing member of TD Group Holdings, LLC. Mr. Lee disclaims beneficial ownership of all shares that may be deemed to be beneficially owned by TD Group Holdings, LLC and the Warburg Entities, except to the extent of any pecuniary interest therein.

(11)
Includes 655 shares of restricted stock, which are subject to forfeiture with the forfeiture provisions lapsing as to one-third of the stock on the first, second and third anniversaries of the date of grant, and options to purchase 36,546 shares exercisable within 60 days of May 25, 2007.

(12)
Includes 260 shares of restricted stock, which are subject to forfeiture with the forfeiture provisions lapsing as to one-third of the stock on the first, second and third anniversaries of the date of grant.

(13)
Includes options to purchase 196,650 shares exercisable within 60 days of May 25, 2007.

(14)
Includes options to purchase 259,492 shares exercisable within 60 days of May 25, 2007.

(15)
Includes options to purchase 379,031 shares exercisable within 60 days of May 25, 2007.

(16)
Includes options to purchase 131,126 shares exercisable within 60 days of May 25, 2007.

(17)
Includes all shares of common stock of TD Group that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by directors and executive officers, including 2,574,145 shares subject to options exercisable within 60 days of May 25, 2007.

DESCRIPTION OF THE EXCHANGE NOTES

        You can find definitions of certain capitalized terms used in the following summary under "Certain Definitions." For purposes of this section, references to the word "Company" mean only TransDigm Inc. but not any of its Subsidiaries.

        The Company will issue the notes offered by this prospectus (the "Exchange Notes") under the Indenture, dated as of June 23, 2006, among itself, TD Group and the subsidiary guarantors from time to time party thereto and The Bank of New York Trust Company, N.A., as Trustee (as supplemented by the First Supplemental Indenture thereto, dated as of November 2, 2006, the Second Supplemental Indenture thereto, dated as of February 7, 2007, and the Third Supplemental Indenture thereto, dated as of June 29, 2007, the "Indenture"). The Company is issuing the Exchange Notes in exchange for the 7 3/4% Senior Subordinated Notes due 2014 that were issued under the Indenture by the Company on February 7, 2007 (the "Original Notes"). On June 23, 2006, the Company issued $275 million in aggregate principal amount of 7 3/4% Senior Subordinated Notes due 2014 under the Indenture, which notes were subsequently exchanged for an equal principal amount of notes registered under the Securities Act (the "2006 Notes"). The Exchange Notes offered hereby, any Original Notes not tendered pursuant to the terms hereof and the 2006 Notes will be treated as a single class under the Indenture, including for purposes of determining whether the required percentage of Holders have given approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all Holders. The Original Notes represent approximately 52.2% of all the Notes issued under the Indenture as of the date hereof, and if all of the Original Notes are exchanged for Exchange Notes pursuant to this prospectus, the Exchange Notes will represent approximately 52.2% of all the Notes issued under the Indenture as of the closing date of the exchange offer.

        The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, or the TIA, as in effect on the date of the Indenture. A copy of the Indenture may be obtained from the Company.

Brief Description of the Notes

        The Notes:

  •
  are unsecured senior subordinated obligations of the Company;

  •
  are subordinated in right of payment to all existing and future Senior Debt of the Company;

  •
  are guaranteed by TD Group and each Domestic Restricted Subsidiary; and

  •
  are subject to registration with the SEC pursuant to the Registration Rights Agreement.

        The Company will issue the Exchange Notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The Trustee will initially act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the Notes, or the Holders. The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest also may be paid by mailing a check to the Holder's registered address. Any Original Notes that remain outstanding after the completion of the Registered Exchange Offer, together with the Exchange Notes issued in connection with the Registered Exchange Offer, the 2006 Notes and any Additional Notes (as defined below) actually issued will be treated as a single class of securities under the Indenture.

Principal, Maturity and Interest

        The Company issued the 2006 Notes on June 23, 2006 in the aggregate principal amount of $275 million, all of which were subsequently exchanged for an equal principal amount of notes registered under the Securities Act. The Company issued the Original Notes on February 7, 2007 in the aggregate principal amount of $300 million, and pursuant to this prospectus, the Company is offering to exchange all of the Original Notes for the Exchange Notes. The Notes will mature on July 15, 2014. Subject to the Company's compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, the Company is permitted to issue more Notes under the Indenture (the "Additional Notes"). The 2006 Notes, the Original Notes that are not exchanged for the Exchange Notes, the Exchange Notes and all subsequent Additional Notes, if any, will be treated as a single class under the Indenture, including for purposes of waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Notes," references to the Notes include the 2006 Notes, the Original Notes that are not exchange for the Exchange Notes, the Exchange Notes and any other Additional Notes actually issued.

        Interest on the Notes accrues at the rate of 7 3/4% per annum, and will be payable semi-annually in cash in arrears on each January 15 and July 15, commencing on July 15, 2007 and accruing from January 15, 2007. The Company will make interest payments to the persons who are registered holders at the close of business on January 1 and July 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date on which interest on the Notes was paid.

        Additional interest may accrue on the Original Notes in certain circumstances pursuant to the Registration Rights Agreement.

Redemption

Optional Redemption.

        Except as described below, the Notes are not redeemable before July 15, 2009.

        At any time prior to July 15, 2009, the Company may redeem all or a part of the Notes (which includes the 2006 Notes, the Original Notes that are not exchanged for the Exchange Notes, the Exchange Notes and any other Additional Notes, if any) upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to the registered address of each Holder of Notes, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, or the Redemption Date, subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

        On and after July 15, 2009, the Company may redeem the Notes (which includes the 2006 Notes, the Original Notes that are not exchanged for the Exchange Notes, the Exchange Notes and any other Additional Notes, if any) at its option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on July 15 of the year set forth below.

Year	Percentage
2009	105.813%
2010	103.875%
2011	101.938%
2012 and thereafter	100.000%

        In addition, the Company must pay all accrued and unpaid interest on the Notes redeemed.

Optional Redemption Upon Equity Offerings.

        Prior to July 15, 2009, the Company may at its option on one or more occasions redeem Notes (which includes the 2006 Notes, the Original Notes that are not exchanged for the Exchange Notes, the Exchange Notes and any other Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes the 2006 Notes, the Original Notes that are not exchanged for the Exchange Notes, the Exchange Notes and any other Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 107.750%, plus accrued and unpaid interest to the Redemption Date, with the net cash proceeds from one or more Equity Offerings; provided, however, that

        (1)   at least $150 million of such aggregate principal amount of Notes (which includes the 2006 Notes, the Original Notes that are not exchanged for the Exchange Notes, the Exchange Notes and any other Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

        (2)   each such redemption occurs within 90 days after the date of the related Equity Offering.

Selection and Notice of Redemption

        In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

        (1)   in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed: or

        (2)   on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

        No Notes of a principal amount of $1,000 or less shall be redeemed in part.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

        The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes as described under the caption "—Change of Control" and the "Limitation on Asset Sales" covenant. The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Ranking

Senior Indebtedness versus Notes and Guarantees

        The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee will be subordinate in right of payment to the prior payment in full of all Senior Debt of the Company, TD Group or the relevant Guarantor, as the case may be, including, without limitation, the obligations of the Company, TD Group and such Guarantor under the Credit Facility.

        As of March 31, 2007:

        (1)   the Company's Senior Debt is approximately $780 million, all of which consists of secured indebtedness under the Credit Facility;

        (2)   TD Group's Senior Debt is approximately $780 million, all of which consists of TD Group's guarantee of the Company's indebtedness under the Credit Facility; and

        (3)   the Senior Debt of the Guarantors is approximately $780 million, all of which consists of their guarantees of the Company's indebtedness under the Credit Facility.

        In addition, the Company has additional availability of approximately $200.0 million for borrowing of Senior Debt under the revolving loan facility under the Credit Facility. As of March 31, 2007, $1.6 million of letters of credit were outstanding and $198.4 million of borrowings were available under the revolving loan facility under the Credit Facility. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Debt. See "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness."

Liabilities of Subsidiaries versus Notes and Guarantees

        Claims of creditors of Subsidiaries of the Company that are not Guarantors, including trade creditors holding Indebtedness or guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries, will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of creditors of the Company, including Holders of the Notes, even if such claims do not constitute Senior Debt. Accordingly, the Notes and each Guarantee will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

        Although the Indenture limits the incurrence of Indebtedness and Preferred Stock by the Company's Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness or Preferred Stock under the Indenture. See "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness" and "—Certain Covenants—Limitation on Preferred Stock of Restricted Subsidiaries".

Other Senior Subordinated Indebtedness versus Notes

        Only Indebtedness of the Company, TD Group or a Guarantor that constitutes Senior Debt will rank senior to the Notes and the relevant Guarantee in accordance with the provisions of the Indenture. The Notes and each Guarantee will in all respects rank pari passu with all other senior subordinated Indebtedness of the Company, of TD Group and of the applicable Guarantor, respectively.

        The Company and the Guarantors have agreed in the Indenture that it and they will not incur or suffer to exist any Indebtedness that is senior in right of payment to the Notes or the applicable Guarantor's Guarantee, as the case may be, and subordinate in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be. See "—Certain Covenants—Prohibition on Incurrence of Senior Subordinated Debt". The Indenture does not treat unsecured Indebtedness as subordinated or junior to Secured Debt merely because it is unsecured.

Subordination; Payment of Notes

        The Company is not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under "—Legal Defeasance and Covenant Defeasance" below and may not purchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if either of the following occurs, each being referred to as a Payment Default:

        (1)   any Designated Senior Debt of the Company is not paid in full in cash when due; or

        (2)   any other default on Designated Senior Debt of the Company occurs and the maturity of such Designated Senior Debt is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Debt has been paid in full in cash. Regardless of the foregoing, the Company is permitted to pay the Notes if the Company and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Debt with respect to which the Payment Default has occurred and is continuing.

        During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Debt pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company is not permitted to pay the Notes for a period, or a Payment Blockage Period, commencing upon the receipt by the Trustee (with a copy to us) of written notice, or a Blockage Notice, of such default from the Representative of such Designated Senior Debt specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

        (1)   by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice;

        (2)   because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

        (3)   because such Designated Senior Debt has been discharged or repaid in full in cash.

        Notwithstanding the provisions described above, unless the holders of such Designated Senior Debt or the Representative of such Designated Senior Debt have accelerated the maturity of such Designated Senior Debt, the Company is permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Debt during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Debt (other than holders of the Bank Indebtedness), a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360-day consecutive period, and there must be 181 days during any 360-day consecutive period during which no Payment Blockage Period is in effect.

        Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

        (1)   the holders of Senior Debt of the Company will be entitled to receive payment in full in cash of such Senior Debt before the Holders of the Notes are entitled to receive any payment;

        (2)   until the Senior Debt of the Company is paid in full in cash, any payment or distribution to which Holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Debt as their interests may appear, except that Holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

        (3)   if a distribution is made to Holders of the Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Notes are required to hold it in trust for the holders of Senior Debt of the Company and pay it over to them as their interests may appear.

        If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Debt or the Representative of such Designated Senior Debt of the acceleration. If any Designated Senior Debt is outstanding, none of the Company, TD Group or any Guarantor may pay the Notes until five business days after the Representatives of all the issues of Designated Senior Debt receive notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

        The obligations of TD Group and the Guarantors under their respective Guarantees are senior subordinated obligations. As such, the rights of the Holders of the Notes to receive payment by TD Group or by a Guarantor pursuant to its Guarantee will be subordinated in right of payment to the rights of holders of Senior Debt of TD Group or such Guarantor, as the case may be. The terms of the subordination provisions described above with respect to the Company's obligations under the Notes apply equally to TD Group and each Guarantor and the obligations of TD Group and such Guarantor under its Guarantee.

        By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company, TD Group or a Guarantor who are holders of Senior Debt of the Company, TD Group or such Guarantor, as the case may be, may recover more, ratably, than the Holders of the Notes, and creditors of the Company who are not holders of Senior

Debt may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Notes.

        The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. government obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "—Legal Defeasance and Covenant Defeasance," if the foregoing subordination provisions were not violated at the time the respective amounts were deposited pursuant to such defeasance provisions.

Guarantees

        TD Group and the Domestic Restricted Subsidiaries of the Company, other than an Immaterial Domestic Restricted Subsidiary, jointly and severally guarantee, on a senior subordinated basis, the Company's obligations under the Notes and the Indenture. The obligations of each Domestic Restricted Subsidiary under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and if that occurs, you may not receive any payments on the notes." Because TD Group is a holding company with no significant operations, the Guarantee by TD Group provides little, if any, additional credit support for the Notes and investors should not rely on the Guarantee by TD Group in evaluating an investment in the Notes.

        TD Group and each Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor and TD Group in an amount equal to such other Guarantor's and TD Group' pro rata portion of such payment based on the respective net assets of all the Guarantors and TD Group at the time of such payment determined in accordance with GAAP (for purposes hereof, TD Group's net assets shall be those of all its consolidated Subsidiaries other than the Guarantors).

        If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including, without limitation, guarantees and other contingent liabilities) of TD Group or a Guarantor, as applicable, and, depending on the amount of such indebtedness, TD Group or a Guarantor's liability on its Guarantee could be reduced to zero. See "Risk Factors—Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and if that occurs, you may not receive any payments on the notes."

        Pursuant to the Indenture, a Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under "—Certain Covenants—Merger, Consolidation and Sale of Assets"; provided, however, that if such other Person is not the Company, such Guarantor's obligations under its Guarantee must be expressly assumed by such other Person, subject to the following paragraph.

        The Guarantee of a Guarantor will be released:

        (1)   upon the sale or other disposition (including by way of consolidation or merger) of a Guarantor;

        (2)   upon the sale or disposition of all or substantially all the assets of a Guarantor;

        (3)   upon the designation of such Guarantor as an Unrestricted Subsidiary pursuant to the terms of the Indenture; or

        (4)   if the Company exercises its Legal Defeasance option or Covenant Defeasance option as described under "—Legal Defeasance and Covenant Defeasance" or if its obligations under the Indenture are discharged in accordance with the terms of the Indenture as described under "—Satisfaction and Discharge" (in which case the Guarantee of TD Group will also be released);

in the case of clauses (1) and (2), other than to the Company or an Affiliate of the Company and as permitted by the Indenture and if in connection therewith the Company provides an officers' certificate to the Trustee to the effect that the Company will comply with its obligations under the "Limitation on Asset Sales" covenant in respect of such disposition.

Change of Control

        If a Change of Control occurs, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below, or the Change of Control Offer, at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase. Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (such payment date being referred to herein as the Change of Control Payment Date). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

        The Credit Facility will prohibit the Company from purchasing any Notes (subject to certain limited exceptions) and will also provide that the occurrence of certain change of control events with respect to the Company would constitute a default under the revolving credit facility thereunder. Prior to the mailing of the notice referred to above, but in any event within 30 days following any Change of Control, the Company covenants to:

        (1)   repay in full all Indebtedness under the Credit Facility and all other Senior Debt the terms of which require repayment upon a Change of Control; or

        (2)   obtain the requisite consents under the Credit Facility and all such other Senior Debt to permit the repurchase of the Notes as provided below.

TransDigm's failure to comply with the covenant described in the immediately preceding sentence shall constitute an Event of Default described in clause (3) and not in clause (2) under "—Events of Default" below which would, in turn, constitute a default under the Credit Facility. In such circumstances, the subordination provisions of the Indenture would likely restrict payment to the Holders of the Notes.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the Indenture and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchaser. The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that it could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the Company's ability to incur additional Indebtedness are contained in the "Limitation on Incurrence of Additional Indebtedness" covenant. Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

        Future indebtedness that the Company may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company.

        The definition of "Change of Control" includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relative to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the consent of the holders of a majority in principal amount of the Notes.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the Company complies with the provisions of any such securities laws or regulations, the Company shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture.

Certain Covenants

        The Indenture contains, among others, the following covenants. During any period of time following the Issue Date that (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a Covenant Suspension Event), the Company and its Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

  (1)
  "—Limitation on Incurrence of Additional Indebtedness";

  (2)
  "—Limitation on Restricted Payments";

  (3)
  "—Limitation on Asset Sales";

  (4)
  "—Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries";

  (5)
  "—Limitation on Preferred Stock of Restricted Subsidiaries";

  (6)
  "—Prohibition on Incurrence of Senior Subordinated Debt";

  (7)
  clause (2) of the first paragraph of "—Merger, Consolidation and Sale of Assets";

  (8)
  "—Limitation on Transactions with Affiliates";

  (9)
  "—Future Guarantees by Restricted Subsidiaries"; and

  (10)
  "—Conduct of Business."

(collectively, referred to herein as the Suspended Covenants). Upon the occurrence of a Covenant Suspension Event, the amount of Net Cash Proceeds with respect to any applicable Net Proceeds Offer Trigger Date shall be set at zero at such date, such date being referred to herein as the Suspension Date. In addition, in the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date, or the Reversion Date, one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating or a Default or Event of Default occurs and is continuing, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the Suspension Period. Within 30 days of the Reversion Date, any Restricted Subsidiary that would have been required during the Suspension Period but for the Suspended Covenants by the "Future Guarantees by Restricted Subsidiaries" covenant to execute a supplemental indenture will execute such supplemental indenture required by such covenant. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

        On the Reversion Date, all Indebtedness incurred during the Suspension Period will be classified to have been incurred or issued pursuant to the "—Limitation on Incurrence of Additional Indebtedness" covenant to the extent such Indebtedness would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date. To the extent such Indebtedness would not be so permitted to be incurred or issued pursuant to the "—Limitation on Incurrence of Additional Indebtedness" covenant, such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under paragraph (3) of the definition of Permitted Indebtedness. Restricted Payments made during the Suspension Period will be deemed to have been made pursuant to the first paragraph of the "—Limitation on Restricted Payments" covenant.

        Furthermore, if (i) a Change of Control occurs that results in either (a) the sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any Person or Group (as defined in the definition of Change of Control) other than an Affiliate of the Company or (b) any Person or Group other than an Affiliate of the Company becomes the beneficial owner, directly or indirectly, of shares representing 100% of the total ordinary voting power represented by the issued and outstanding Capital Stock of the Company or TD Group and (ii) such Person or Group acquiring control pursuant to clause (i) above is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, then the Company will not be subject to the first three paragraphs of the covenant described under "—Reports to Holders" from that time and so long as such Person or Group maintains Investment Grade Ratings from both Rating Agencies.

Limitation on Incurrence of Additional Indebtedness.

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that the Company and any Restricted Subsidiary may incur Indebtedness (including, without limitation, Acquired Indebtedness), in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company would have been greater than 2.0 to 1.0; provided, however, that the amount of Indebtedness (including Acquired Indebtedness) that may be incurred pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors shall not exceed $50 million at any one time outstanding.

Limitation on Restricted Payments.

        The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

        (1)   declare or pay any dividend or make any distribution on or in respect of shares of the Company's or any Restricted Subsidiary's Capital Stock to holders of such Capital Stock (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends or distributions payable to the Company or a Restricted Subsidiary and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

        (2)   purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or of any direct or indirect parent of the Company or of a Restricted Subsidiary of the Company held by any Affiliate of the Company (other than a Restricted Subsidiary of the Company) or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

        (3)   make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company, or of any Guarantor, that is subordinate or junior in right of payment to the Notes or any Guarantee, as applicable (other than (x) any Indebtedness permitted under clause (6) of the definition of Permitted Indebtedness and (y) the purchase, defeasance or other acquisition of such Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of such purchase, defeasance or other acquisition); or

        (4)   make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a Restricted Payment):

          if at the time of such Restricted Payment or immediately after giving effect thereto:

          (i)    a Default or an Event of Default shall have occurred and be continuing; or

          (ii)   the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (other than Restricted Payments made pursuant to clauses (2), (3), (4), (5), (6), (7), (8), (9), (10) and (12) of the following paragraph) shall exceed the sum of, without duplication:

            (v)   50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to April 1, 2006 and on or prior to the date the Restricted Payment occurs, or the Reference Date (treating such period as a single accounting period); plus

            (w)  100% of the aggregate net cash proceeds (including the fair market value of property (as determined by the Company in good faith), other than cash, that would constitute Marketable Securities or a Permitted Business) received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company (other than Excluded Contributions); plus

            (x)   without duplication of any amounts included in clause (ii)(w) above, 100% of the aggregate net cash proceeds of any equity contribution received subsequent to the Issue Date by the Company from a holder of the Company's Capital Stock; plus

            (y)   the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company for Qualified Capital Stock of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the net cash proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding net cash proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

            (z)   an amount equal to the sum of (I) 100% of the aggregate net proceeds (including the fair market value of property other than cash that would constitute Marketable Securities or a Permitted Business) received by the Company or any Restricted Subsidiary (A) from any sale or other disposition of any Investment (other than a Permitted Investment) in any Person (including an Unrestricted Subsidiary) made by the Company and its Restricted Subsidiaries and (B) representing the return of capital or principal (excluding dividends and distributions otherwise included in Consolidated Net Income) with respect to such Investment, and (II) the portion (proportionate to the Company's equity interest in an Unrestricted Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that, in the case of item (II), the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary.

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

        (1)   the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice;

        (2)   any Restricted Payment made out of the net cash proceeds of the substantially concurrent sale of, or made by exchange for, Qualified Capital Stock of the Company (other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees and other than Designated Preferred Stock) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that the net cash proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clauses (ii)(w) and (ii)(x) of the immediately preceding paragraph;

        (3)   the acquisition of any Indebtedness of the Company or a Guarantor that is subordinate or junior in right of payment to the Notes or the applicable Guarantee through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of Refinancing Indebtedness that is subordinate or junior in right of payment to the Notes or the applicable Guarantee;

        (4)   payments to a direct or indirect parent of the Company for the purpose of permitting any of such entities to redeem or repurchase common equity or options in respect thereof, in each case in connection with the repurchase provisions of employee stock option or stock purchase agreements or other agreements to compensate management employees, or upon the death, disability, retirement, severance or termination of employment of management employees; provided that all such redemptions or repurchases pursuant to this clause (4) shall not exceed in any fiscal year the sum of (A) $5.0 million (with unused amounts in any calendar year carried over to succeeding calendar years subject to a maximum (without giving effect to the following clause (B) of $10 million in any calendar year plus (B) any amounts not utilized in any preceding fiscal year following the Issue Date that were otherwise available under this clause for such purchases (which aggregate amount shall be increased by the amount of any net cash proceeds received from the sale since the Issue Date of Capital Stock

(other than Disqualified Capital Stock) to members of the Company's management team that have not otherwise been applied to the payment of Restricted Payments pursuant to the terms of clause (ii) of the immediately preceding paragraph or clause (2) of this paragraph and by the cash proceeds of any "key-man" life insurance policies which are used to make such redemptions or repurchases); provided, further, that the cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with any repurchase of Capital Stock of such entities (or warrants or options or rights to acquire such Capital Stock) will not be deemed to constitute a Restricted Payment under the Indenture;

        (5)   the declaration and payment of dividends by the Company to, or the making of loans to, its direct parent company in amounts required for the Company's direct or indirect parent companies to pay

          (A)  franchise taxes and other fees, taxes and expenses required to maintain their corporate existence,

          (B)  Federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and the Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided, however, that the amount of such payments in any fiscal year do not exceed the amount that the Company and its consolidated Subsidiaries would be required to pay in respect of Federal, state and local taxes for such fiscal year were the Company to pay such taxes as a stand-alone taxpayer,

          (C)  customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and the Restricted Subsidiaries,

          (D)  general corporate overhead expenses of any direct or indirect parent company of the Company to the extent such expenses are attributable to the ownership or operation of the Company and the Restricted Subsidiaries, and

          (E)  reasonable fees and expenses incurred in connection with any unsuccessful debt or equity offering by such direct or indirect parent company of the Company;

        (6)   repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof;

        (7)   additional Restricted Payments in an aggregate amount not to exceed $75.0 million;

        (8)   Permitted Transaction Payments;

        (9)   payments of dividends on Disqualified Capital Stock issued in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant;

        (10) Restricted Payments made with Net Cash Proceeds from Asset Sales remaining after application thereof as required by the "Limitation on Asset Sales" covenant (including after the making by the Company of any Net Proceeds Offer required to be made by the Company pursuant to such covenant and the application of the entire Net Proceeds Offer Amount to purchase Notes tendered therein);

        (11) upon occurrence of a Change of Control and within 60 days after the completion of the Change of Control Offer pursuant to the "Change of Control" covenant (including the purchase of all Notes tendered), any purchase or redemption of Obligations of the Company that are subordinate or junior in right of payment to the Notes required pursuant to the terms thereof as a result of such Change of Control at a purchase or redemption price not to exceed 101% of the outstanding principal amount thereof, plus accrued and unpaid interest thereon, if any; provided, however, that (A) at the time of such purchase or redemption, no Default or Event of Default shall have occurred and be continuing (or would result therefrom) and (B) such purchase or redemption is not made, directly or indirectly, from the proceeds of (or made in anticipation of) any issuance of Indebtedness by the Company or any Subsidiary; and

        (12) Restricted Payments that are made with Excluded Contributions.

        Notwithstanding any of the foregoing to the contrary, the Company and its Restricted Subsidiaries may make any Restricted Payment so long as (1) no Default or Event of Default has occurred and its continuing and (2) at the time of such Restricted Payment and after giving pro forma effect thereto, the Company's Consolidated Fixed Charge Coverage Ratio would exceed 2.0 and 1.0; provided, however, that if at any time the criteria set forth in clause (2) of the preceding sentence cease to be satisfied, all Restricted Payments made by the Company or any of its Restricted Subsidiaries occurring on or after the date on which such criteria ceases to be satisfied shall be required to be made, to the extent permitted thereby, in compliance with the preceding paragraphs of this covenant, and the amount available for Restricted Payments pursuant to clause (ii) of the immediately preceding paragraph of this covenant on or after the date on which such criteria cease to be satisfied shall be equal to the amount that would have been available for Restricted Payments pursuant to such clause (ii) on such date without giving effect to any Restricted Payments made through such date pursuant to and in compliance with this paragraph; provided, further, that if the Company or any of its Restricted Subsidiaries become contractually obligated to make any Restricted Payment at the time criteria set forth in clauses (1) and (2) of the preceding sentence continues to be satisfied, then the Company or such Restricted Subsidiary, as the case may be, may continue to make such Restricted Payments, even if the criteria in clauses (1) and (2) of the preceding sentence ceases to be satisfied at the time such Restricted Payment is actually made, notwithstanding the limitation set forth in the preceding proviso, and the amount available for Restricted Payments pursuant to clause (ii) of the immediately preceding paragraph of this covenant on or after the date on which such criteria ceases to be satisfied shall be equal to the amount that would have been available for Restricted Payments pursuant to such clause (ii) on such date without giving effect to any Restricted Payments made on such date pursuant to and in compliance with this proviso.

        The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary as specified in the definition of "Unrestricted Subsidiary." For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All of those outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of the Investments at the time of such designation. Such designation will only be permitted if the Restricted Payment would be permitted at the time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Limitation on Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

        (1)   the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company);

        (2)   at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents; provided that the amount of:

          (a)   any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets;

          (b)   any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received); and

          (c)   any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $50 million and 5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall, in each of (a), (b) and (c) above, be deemed to be cash for the purposes of this provision or for purposes of the second paragraph of this covenant; and

        (3)   upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either (A) to prepay any Senior Debt, or Indebtedness of a Restricted Subsidiary that is not a Guarantor and, in the case of any such Indebtedness under any revolving credit facility, effect a corresponding reduction in the availability under such revolving credit facility (or effect a permanent reduction in the availability under such revolving credit facility regardless of the fact that no prepayment is required in order to do so (in which case no prepayment should be required)), (B) to reinvest in Productive Assets (provided that this requirement shall be deemed satisfied if the Company or such Restricted Subsidiary by the end of such 365-day period has entered into a binding agreement under which it is contractually committed to reinvest in Productive Assets and such investment is consummated within 120 days from the date on which such binding agreement is entered into and, with respect to the amount of such investment, the reference to the 366th day after an Asset Sale in the second following sentence shall be deemed to be a reference to the 121st day after the date on which such binding agreement is entered into (but only if such 121st day occurs later than such 366th day)), or (C) a combination of prepayment and investment permitted by the foregoing clauses (3)(A) and (3)(B). Pending the final application of any such Net Cash Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Cash Proceeds in Cash Equivalents. On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines by Board Resolution not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(A), (3)(B) and (3)(C) of the next preceding sentence, each referred to herein as a Net Proceeds Offer Trigger Date, such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(A), (3)(B) and (3)(C) of the next preceding sentence, each referred to herein as a Net Proceeds Offer Amount, shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase, or the Net Proceeds Offer, on a date, or the Net Proceeds Offer Payment Date, not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders and holders of any other Senior Subordinated Debt of the Company or a Restricted Subsidiary requiring the making of such an offer, on a pro rata basis, the maximum amount of Notes and such other Senior Subordinated Debt that may be purchased with the Net Proceeds Offer Amount at a price equal to 100% of their principal amount (or, in the event such other Senior Subordinated Debt was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest thereon, if any, to the date of purchase (or, in respect of such other Senior Subordinated Debt, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Debt); provided, however, that if at any time any non-cash consideration (including any Designated Non-cash Consideration) received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $20.0 million, the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Net Proceeds Offer Trigger Date relating to such initial Net Proceeds Offer Amount from all Asset Sales by the Company and its Restricted Subsidiaries aggregates at least $20.0 million, at which time the Company or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (the first date the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $20.0 million or more shall be deemed to be a Net Proceeds Offer Trigger Date).

        Notwithstanding the immediately preceding paragraph, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraph to the extent that:

        (1)   at least 75% of the consideration for such Asset Sale constitutes Productive Assets, cash, Cash Equivalents and/or Marketable Securities; and

        (2)   such Asset Sale is for fair market value; provided that any consideration consisting of cash, Cash Equivalents and/or Marketable Securities received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the preceding paragraph.

        Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate amount of Notes and other Senior Subordinated Debt tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use any remaining Net Proceeds Offer Amount for general corporate purposes or for any other purpose not prohibited by the Indenture. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary of the Company to:

        (1)   pay dividends or make any other distributions on or in respect of its Capital Stock;

        (2)   make loans or advances or pay any Indebtedness or other obligation owed to the Company or any Guarantor; or

        (3)   transfer any of its property or assets to the Company or any Guarantor,

except, with respect to clauses (1), (2) and (3), for such encumbrances or restrictions existing under or by reason of:

          (a)   applicable law, rule, regulation or order;

          (b)   the Indenture, the Notes and the Guarantees;

          (c)   non-assignment provisions of any contract or any lease of any Restricted Subsidiary of the Company entered into in the ordinary course of business;

          (d)   any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

          (e)   the Credit Facility as entered into on the Issue Date or any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that any restrictions imposed pursuant to any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing are ordinary and customary with respect to syndicated bank loans (under the relevant circumstances);

          (f)    agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date, including the Existing Notes;

          (g)   restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

          (h)   restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

          (i)    any agreement or instrument governing Capital Stock of any Person that is acquired;

          (j)    any Purchase Money Note or other Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Entity;

          (k)   other Indebtedness or Permitted Subsidiary Preferred Stock outstanding on the Issue Date or permitted to be issued or incurred under the Indenture; provided that any such restrictions are ordinary and customary with respect to the type of Indebtedness being incurred or Preferred Stock being issued (under the relevant circumstances);

          (l)    restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

          (m)  any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (d) and (f) through (l) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors (evidenced by a Board Resolution) whose judgment shall be conclusively binding, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

          (n)   customary provisions in joint venture and other similar agreements; and

          (o)   customary provisions in leases and other agreements entered into in the ordinary course of business.

Limitation on Preferred Stock of Restricted Subsidiaries

        The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company, other than Permitted Subsidiary Preferred Stock. The provisions of this covenant will not apply to (w) any of the Guarantors, (x) any transaction as a result of which neither the Company nor any of its Restricted Subsidiaries will own any Capital Stock of the Restricted Subsidiary whose Preferred Stock is being issued or sold and (y) Preferred Stock that is Disqualified Capital Stock and is issued in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant.

Limitation on Liens

        The Company will not, and will not cause or permit any Guarantor to, incur any Secured Debt that is not Senior Debt of such Person, unless contemporaneously therewith such Person makes effective provision to secure the Notes or the relevant Guarantee, as applicable, equally and ratably with such Secured Debt for so long as such Secured Debt is secured by a Lien (the "Initial Lien"). Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien securing the other Secured Debt and that holders of such other Secured Debt may exclusively control the disposition of property subject to the Initial Lien.

Prohibition on Incurrence of Senior Subordinated Debt

        The Company will not, and will not permit any Guarantor to, incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or such Guarantor's Guarantee, as the case may be, and subordinate in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be.

Merger, Consolidation and Sale of Assets

        The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) to any Person unless:

        (1)   either:

          (a)   the Company shall be the surviving or continuing corporation; or

          (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety, or the Surviving Entity:

            (x)   shall be a corporation organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia; and

          (y)   shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement to be performed or observed on the part of the Company;

        (2)   except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company and except in the case of a merger entered into solely for the purpose of reincorporating the Company in another jurisdiction, immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Incurrence of Additional Indebtedness" covenant or the Consolidated Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries on a consolidated basis would be greater than such ratio for the Company and the Restricted Subsidiaries immediately prior to such transaction;

        (3)   except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company and except in the case of a merger entered into solely for the purpose of reincorporating the Company in another jurisdiction, immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

        (4)   the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company. However, transfer of assets between or among the Company and its Restricted Subsidiaries will not be subject to this covenant.

        The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such and that, in the event of a conveyance or transfer (but not a lease), the conveyor or transferor (but not a lessor) will be released from the provisions of the Indenture.

        The Company will not permit any Guarantor to consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of, in a single transaction or series of related transactions, all or substantially all of its assets to any Person unless:

        (1)   (except in the case of a Guarantor that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or through the sale of all or substantially all of its assets (such sale constituting the disposition of such Guarantor in its entirety), if in connection therewith the Company provides an officers' certificate to the Trustee to the effect that the Company will comply with its obligations under the "Limitation on Asset Sales" covenant in respect of such disposition) the resulting, surviving or transferee Person (if not such Guarantor) shall be a Person organized and validly existing under the laws of the jurisdiction under which such Guarantor was organized or under the laws of the United States of America, any State thereof or the District of Columbia, and such Person shall expressly assume, by a supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, all the obligations of such Guarantor, if any, under its Guarantee;

        (2)   except in the case of a merger of a Guarantor with or into the Company or another Guarantor and except in the case of a merger entered into solely for the purpose of reincorporating a Guarantor in another jurisdiction, immediately after giving effect to such transaction and the assumption contemplated by the immediately preceding clause (1) (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

        (3)   the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        TD Group will not consolidate or merge with or into, or sell, assign, transfer, lease or otherwise dispose of, in a single transaction or series of related transactions, all or substantially all of its assets to any Person unless:

        (1)   the resulting, surviving or transferee Person (if not TD Group) shall be a Person organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person shall expressly assume, by a supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, all the obligations of TD Group, if any, under its Guarantee;

        (2)   except in the case of a merger entered into solely for reincorporating TD Group in another jurisdiction, immediately after giving effect to such transaction and the assumption contemplated by the immediately preceding clause (1) (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred and be continuing; and

        (3)   the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Limitations on Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to occur any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates, or an Affiliate Transaction, involving aggregate payment or consideration in excess of $10.0 million, unless:

        (1)   such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company, and

        (2)   the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $30.0 million, a Board Resolution adopted by the majority of the members of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (1) above.

        The restrictions set forth in the first paragraph of this covenant shall not apply to:

        (1)   reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

        (2)   transactions between or among the Company and any of its Restricted Subsidiaries or between or among such Restricted Subsidiaries; provided such transactions are not otherwise prohibited by the Indenture;

        (3)   any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or by any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date as determined in good faith by the Company;

        (4)   Restricted Payments or Permitted Investments permitted by the Indenture;

        (5)   transactions effected as part of a Qualified Securitization Transaction;

        (6)   the payment of customary annual management, consulting and advisory fees and related expenses to the Permitted Holders and their Affiliates made pursuant to any financial advisory, financing, underwriting or placement agreement or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which are approved by the Board of Directors of the Company or such Restricted Subsidiary in good faith;

        (7)   payments or loans to employees or consultants that are approved by the Board of Directors of the Company in good faith;

        (8)   sales of Qualified Capital Stock;

        (9)   the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders' agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such amendment or new agreement are not disadvantageous to the Holders of the Notes in any material respect;

        (10) transactions permitted by, and complying with, the provisions of the "Merger, Consolidation and Sale of Assets" covenant;

        (11) any issuance of securities or other payments, awards, grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company;

        (12) investments by the Permitted Holders in securities of the Company or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities; and

        (13) transactions in which the Company or any Restricted Subsidiary, as the case may be, receives an opinion from a nationally recognized investment banking, appraisal or accounting firm that such Affiliate Transaction is either fair, from a financial standpoint, to the Company or such Restricted Subsidiary or is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's length basis from a Person that is not an Affiliate of the Company.

Future Guarantees by Restricted Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, create or acquire another Domestic Restricted Subsidiary unless such Domestic Restricted Subsidiary executes and delivers a supplemental indenture to the Indenture, providing for a senior subordinated guarantee of payment of the Notes by such Domestic Restricted Subsidiary; provided, however, that such Domestic Restricted Subsidiary need not execute and deliver such a supplemental indenture for so long as such Domestic Restricted Subsidiary is an Immaterial Domestic Restricted Subsidiary; provided, further, however, that the Company will cause a Domestic Restricted Subsidiary that was an Immaterial Domestic Restricted Subsidiary but has ceased to qualify as an Immaterial Domestic Restricted Subsidiary to execute and deliver a supplemental indenture to the Indenture, providing for a senior subordinated guarantee of payment of the Notes by such Domestic Restricted Subsidiary no later than 20 business days after the end of the most recently ended fiscal quarter of the Company in which such Domestic Restricted Subsidiary ceased to be an Immaterial Domestic Restricted Subsidiary; provided, further, however, that if at any time, Domestic Restricted Subsidiaries that are not Guarantors because they are Immaterial Domestic Restricted Subsidiaries constitute in the aggregate more than 5% of Total Assets as of the end of the most recently ended fiscal quarter of the Company or more than 5% of Consolidated EBITDA of the Company for the period of four consecutive fiscal quarters as of the end of the most recently ended fiscal quarter of the Company, then the Company shall cause one or more such Domestic Restricted Subsidiaries to become Guarantors (notwithstanding that such Domestic Restricted Subsidiaries are, individually, Immaterial Domestic Restricted Subsidiaries), no later than 20 business days after the end of the most recently ended fiscal quarter in which such requirement was triggered, such that the foregoing condition ceases to be true.

Conduct of Business

        The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any businesses a majority of whose revenues are not derived from businesses that are the same or reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date (which shall include, without limitation, engineered components businesses not within the aerospace industry).

Reports to Holders

        The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes:

        (1)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and

        (2)   all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case, within the time periods specified in the SEC's rules and regulations.

        In addition following the consummation of the Registered Exchange Offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

        For so long as TD Group or another direct or indirect parent company of the Company is a guarantor of the Notes, the Indenture permits the Company to satisfy its obligations under this covenant by furnishing financial information relating to TD Group; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to TD Group, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a stand-alone basis, on the other hand.

        In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

        (1)   the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

        (2)   the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer on the date specified for such payment in the applicable offer to purchase) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

        (3)   a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

        (4)   the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Significant Subsidiary of the Company (other than a Securitization Entity), or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $20 million or more at any time;

        (5)   one or more judgments in an aggregate amount in excess of $20 million shall have been rendered against the Company or any of its Significant Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

        (6)   certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

        If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration," or the Acceleration Notice, and the same:

        (1)   shall become immediately due and payable; or

        (2)   if there are any amounts outstanding under the Credit Facility, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Facility and five business days after receipt by the Company and the Representative under the Credit Facility of such Acceleration Notice but only if such Event of Default is then continuing.

        If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

        (1)   if the rescission would not conflict with any judgment or decree;

        (2)   if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

        (3)   to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

        (4)   if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

        (5)   in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived.

        No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

        Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that, such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes, or a Legal Defeasance. Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

        (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

        (2)   the Company's obligations with respect to the Notes concerning issuing temporary notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

        (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

        (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture, or a Covenant Defeasance, and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "—Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

        (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the, Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

        (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that:

          (a)   the Company has received from, or there has been published by the Internal Revenue Service a ruling or

          (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

        (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

        (6)   the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

        (7)   the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

        (8)   the Company shall have delivered to the Trustee an opinion of counsel to the effect that:

          (a)   the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture; and

          (b)   after the 91st day following the deposit, the trust funds will not be subject to the effect of the preference provisions of Section 547 of the United States Federal Bankruptcy Code; and

        (9)   certain other customary conditions precedent are satisfied.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not therefore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

        (1)   either:

          (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or

          (b)   all Notes not theretofore delivered to the Trustee for cancellation have become due and payable, pursuant to an optional redemption notice or otherwise, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; and

        (2)   the Company has paid all other sums payable under the Indenture by the Company.

        The Trustee will acknowledge the satisfaction and discharge of the Indenture if the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

        From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture to:

        (1)   cure any ambiguity, defect or inconsistency;

        (2)   provide for uncertificated notes in addition to or in place of certificated notes or to alter the provisions of the Indenture relating to the form of the Notes (including the related definitions) in a manner that does not materially adversely affect any Holder;

        (3)   provide for the assumption of the Company's, TD Group' or a Guarantor's obligations to the Holders of the Notes by a successor to the Company, TD Group or a Guarantor pursuant to the "Merger, Consolidation and Sale of Assets" covenant;

        (4)   make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any Holder of the Notes;

        (5)   comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

        (6)   provide for the issuance of Notes issued after the Issue Date in accordance with the limitations set forth in this Indenture;

        (7)   allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the Notes;

        (8)   to provide for the issuance of exchange notes or private exchange notes; or

        (9)   to conform the text of the Indenture, the Guarantees or the Notes to any provision of this "Description of the Notes" to the extent that such provision in this "Description of the Notes" was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or the Notes.

        Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

        (1)   reduce the amount of Notes whose Holders must consent to an amendment;

        (2)   reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

        (3)   reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

        (4)   make any Notes payable in money other than that stated in the Notes;

        (5)   make any change in the provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

        (6)   after the Company's obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or modify any of the provisions or definitions with respect thereto after a Change of Control has occurred; or

        (7)   modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes in a manner which adversely affects the Holders.

        However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt of the Company, TD Group or a Guarantor then outstanding unless the holders of such Senior Debt (or their Representative) consent to such change.

Governing Law

        The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

        The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee is permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

No Personal Liability of Officers, Directors, Employees or Stockholders

        No director, officer, employee, incorporator or stockholder of TD Group, the Company or any Subsidiary of the Company (other than the Company, TD Group or any Guarantor) will have any liability for any obligations of TD Group, the Company or any Subsidiary of the Company under the Notes, the Indenture or any Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or that is assumed in connection with the acquisition of assets from such Person, including Indebtedness incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

        "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Securitization Entity makes an Investment in connection with a Qualified Securitization Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

        "Applicable Premium" means, with respect to any Notes on any Redemption Date, the greater of:

  (1)
  1.0% of the principal amount of the Note; or

  (2)
  the excess, if any, of:

          (a)   the present value at such Redemption Date of (i) the redemption price of the Note at July 15, 2009 (such redemption price being set forth in the table appearing above under "Optional Redemption"), plus (ii) all required interest payments due on such Note through July 15, 2009 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

          (b)   the principal amount of such Note.

        "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of the Company of:

  (1)
  any Capital Stock of any Restricted Subsidiary of the Company, or

  (2)
  any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales or other dispositions shall not include:

          (a)   a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

          (b)   the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "—Certain Covenants—Merger, Consolidation and Sale of Assets" or any disposition that constitutes a Change of Control;

          (c)   the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

          (d)   disposals or replacements of obsolete equipment in the ordinary course of business;

          (e)   the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to one or more Restricted Subsidiaries in connection with Investments permitted under the "Limitation on Restricted Payments" covenant or pursuant to any Permitted Investment;

          (f)    sales of accounts receivable, equipment and related assets (including contract rights) of the type specified in the definition of "Qualified Securitization Transaction" to a Securitization Entity for the fair market value thereof, including cash in an amount at least equal to 75% of the fair market value thereof as determined in accordance with GAAP (for the purposes of this clause (f), Purchase Money Notes shall be deemed to be cash);

          (g)   dispositions of cash or Cash Equivalents; and

          (h)   the creation of a Lien (but not the sale or other disposition of the property subject to such Lien).

        "Board of Directors" means

        (1)   with respect to a corporation, the board of directors of the corporation;

        (2)   with respect to a partnership, the board of directors of the general partner of the partnership; and

        (3)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification.

        "Capital Stock" means:

        (1)   with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock, of such Person and

        (2)   with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

        "Capitalized Lease Obligations" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        "Cash Equivalents" means:

        (1)   marketable direct obligations issued by or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within one year from the date of acquisition thereof;

        (2)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the three highest ratings obtainable from either S&P or Moody's;

        (3)   commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

        (4)   certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank or by a bank organized under the laws of any foreign country recognized by the United States of America, in each case having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million (or the foreign currency equivalent thereof);

        (5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

        (6)   investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        "Change of Control" means the occurrence of one or more of the following events:

        (1)   any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company or TD Group to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), other than to the Company (in the case of the assets of TD Group), the Permitted Holders or their Related Parties or any Permitted Group;

        (2)   the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

        (3)   any Person or Group (other than the Permitted Holders or their Related Parties or any Permitted Group) shall become the beneficial owner, directly or indirectly, of shares representing more than 50% of the total ordinary voting power represented by the issued and outstanding Capital Stock of the Company or TD Group; or

        (4)   the first day on which a majority of the members of the Board of Directors of the Company or TD Group are not Continuing Directors.

        "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of such Person's:

  (1)
  Consolidated Net Income; and

  (2)
  to the extent Consolidated Net Income has been reduced thereby:

          (a)   all income taxes and foreign withholding taxes and taxes based on capital and commercial activity (or similar taxes) of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

          (b)   Consolidated Interest Expense;

          (c)   Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period (other than normal accruals in the ordinary course of business), all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP;

          (d)   restructuring costs, facilities relocation costs and acquisition integration costs and fees, including cash severance payments made in connection with acquisitions;

          (e)   any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture including a refinancing thereof (whether or not successful) and any amendment or modification to the terms of any such transactions, including such fees, expenses or charges related to the Transactions;

          (f)    any write offs, write downs or other non-cash charges, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period;

          (g)   the amount of any expense related to minority interests;

          (h)   the amount of management, monitoring, consulting and advisory fees and related expenses paid (or any accruals related to such fees or related expenses) during such period to the Sponsors to the extent permitted under "Certain Covenants—Transactions with Affiliates";

          (i)    the amount of any earn out payments or deferred purchase price in conjunction with acquisitions; and

          (j)    any costs or expenses incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of issuance of Qualified Capital Stock of the Company (other than Disqualified Stock that is Preferred Stock) in each case, solely to the extent that such cash proceeds are excluded from the calculation set forth in clauses (ii)(w) and (ii)(x) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments";

          (k)   the one-time special bonus payments in an amount not in excess of $6.23 million by the Company to members of management on November 10, 2005; and

        (3)   decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating Consolidated EBITDA in accordance with this definition).

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four-Quarter Period") ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which internal financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four-Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

        (1)   the incurrence or repayment of any Indebtedness or the issuance of any Designated Preferred Stock of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof)

giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness or the issuance or redemption of other Preferred Stock (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to revolving credit facilities, occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment or issuance or redemption, as the case may be (and the application of the proceeds thereof), had occurred on the first day of the Four-Quarter Period; and

        (2)   any Asset Sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale or other disposition and without regard to clause (6) of the definition of Consolidated Net Income), investments, mergers, consolidations and disposed operations (as determined in accordance with GAAP) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence or assumption of any such Acquired Indebtedness), investment, merger, consolidation or disposed operation occurred on the first day of the Four-Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such other Indebtedness that was so guaranteed.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio":

        (1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

        (2)   notwithstanding clause (1) of this paragraph, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. In addition, any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Company as set forth in an officers' certificate, to reflect operating expense reductions reasonably expected to result from any acquisition or merger.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication:

        (1)   Consolidated Interest Expense; plus

        (2)   the product of (x) the amount of all cash dividend payments on any series of Preferred Stock of such Person times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal (as estimated in good faith by the chief financial officer of the Company, which estimate shall be conclusive); plus

        (3)   the product of (x) the amount of all dividend payments on any series of Permitted Subsidiary Preferred Stock times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal (as estimated in good faith by the chief financial officer of the Company, which estimate shall be conclusive); provided that with respect to any series of Preferred Stock that did not pay cash dividends during such period but that is eligible to pay dividends during any period prior to the maturity date of the Notes, cash dividends shall be deemed to have been paid with respect to such series of Preferred Stock during such period for purposes of this clause (3).

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication:

        (1)   the aggregate of all cash and non-cash interest expense (net of interest income) with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs associated with Interest Swap Obligations, for such period determined on a consolidated basis in conformity with GAAP, but excluding (i) amortization or write-off of debt issuance costs, deferred financing fees, commissions, fees and expenses, (ii) any expensing of bridge, commitment and other financing fees, (iii) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Securitization Transaction and (iv) any redemption premium paid in connection with the redemption of the Existing Notes;

        (2)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

        (3)   the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

        "Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP and without any deduction in respect of Preferred Stock dividends; provided that there shall be excluded therefrom to the extent otherwise included, without duplication:

        (1)   gains and losses from Assets Sales (without regard to the $1.0 million limitation set forth in the definition thereof) and the related tax effects according to GAAP;

        (2)   gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

        (3)   all extraordinary, unusual or non-recurring charges, gains and losses (including, without limitation, all restructuring costs, facilities relocation costs, acquisition integration costs and fees, including cash severance payments made in connection with acquisitions, and any expense or charge related to the repurchase of Capital Stock or warrants or options to purchase Capital Stock), and the related tax effects according to GAAP;

        (4)   the net income (or loss) from disposed or discontinued operations or any net gains or losses on disposal of disposed or discontinued operations, and the related tax effects according to GAAP;

        (5)   any impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

        (6)   the net income (or loss) of any Person acquired in a pooling of interests transaction accrued prior to the date it becomes a Restricted Subsidiary of the Company or is merged or consolidated with or into the Company or any Restricted Subsidiary of the Company;

        (7)   solely for the purpose of determining the amount available for Restricted Payments under clause (ii) of the first paragraph of "Limitation on Restricted Payments," the net income (but not loss) of any Restricted Subsidiary of the Company (other than a Guarantor) to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of the Company of that income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

        (8)   the net loss of any Person, other than a Restricted Subsidiary of the Company;

        (9)   the net income of any Person, other than a Restricted Subsidiary of the Company, except to the extent of cash dividends or distributions paid to the Company or a Restricted Subsidiary of the Company by such Person;

        (10) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets;

        (11) any non-cash compensation charges and deferred compensation charges, including any arising from existing stock options resulting from any merger or recapitalization transaction; provided, however, that Consolidated Net Income for any period shall be reduced by any cash payments made during such period by such Person in connection with any such deferred compensation, whether or not such reduction is in accordance with GAAP; and

        (12) inventory purchase accounting adjustments and amortization and impairment charges resulting from other purchase accounting adjustments with respect to acquisition transactions.

        For purposes of clause (ii)(v) of the first paragraph of the "Limitation on Restricted Payments" covenant, Consolidated Net Income shall be reduced by any cash dividends paid with respect to any series of Designated Preferred Stock.

        "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash charges, impairments and expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges that require an accrual of or a reserve for cash payments for any future period other than accruals or reserves associated with mandatory repurchases of equity securities). For clarification purposes, purchase accounting adjustments with respect to inventory will be included in Consolidated Non-cash Charges.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company or TD Group who:

        (1)   was a member of such Board of Directors on the Issue Date; or

        (2)   was nominated for election or elected to such Board of Directors by any of the Permitted Holders or with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

        "Credit Facility" means the credit agreement dated as of the Issue Date among the Company, the lenders party thereto in their capacities as lenders thereunder, Credit Suisse Securities (USA) LLC, as joint bookrunner, joint lead arranger, administrative agent and collateral agent, Banc of America Securities LLC, as joint bookrunner and joint lead arranger, Bank of America, N.A., as syndication agent, and any other agent party thereto, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), and any amendments, supplements, modifications, extensions, replacements, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under the covenant "Limitation on Additional Indebtedness").

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means any non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is designated as Designated Non-cash Consideration pursuant to an officers' certificate executed by the principal executive officer and the principal financial officer of the Company or such Restricted Subsidiary at the time of such Asset Sale. Any particular item of Designated Non-cash Consideration will cease to be considered to be outstanding once it has been sold for cash or Cash Equivalents.

        "Designated Preferred Stock" means Preferred Stock that is so designated as Designated Preferred Stock pursuant to an officers' certificate executed by the principal executive officer and the principal financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (ii)(w) of the first paragraph of the "Limitation on Restricted Payments" covenant.

        "Designated Senior Debt" means

        (1)   Indebtedness under the Credit Facility; and

        (2)   any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by the Company.

        "Disqualified Capital Stock" means with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

        (1)   matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

        (2)   is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

        (3)   is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the final maturity date of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the final maturity date of the Notes shall not constitute Disqualified Capital Stock if:

        (1)   the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under the "Limitation on Asset Sales" covenant and "—Change of Control"; and

        (2)   any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

        The amount of any Disqualified Capital Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Capital Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Capital Stock as reflected in the most recent internal financial statements of such Person.

        "Domestic Restricted Subsidiary" means any direct or indirect Restricted Subsidiary of the Company that is incorporated under the laws of the United States of America, any State thereof or the District of Columbia.

        "Equity Offering" means any offering of Qualified Capital Stock of TD Group or the Company; provided that:

        (1)   in the event of an offering by TD Group, TD Group contributes to the capital of the Company the portion of the net cash proceeds of such offering necessary to pay the aggregate redemption price (plus accrued interest to the Redemption Date) of the Notes to be redeemed pursuant to the provisions described under "—Redemption—Optional Redemption Upon Equity Offerings" and

        (2)   in the event such equity offering is not in the form of a public offering registered under the Securities Act, the proceeds received by the Company directly or indirectly from such offering are not less than $10.0 million.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "Excluded Contribution" means net cash proceeds, Marketable Securities or Qualified Proceeds received by the Company from

        (1)   contributions to its common equity capital, and

        (2)   the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an officers' certificate executed by an executive vice president and the principal financial officer of the Company on the date such capital contributions are made or the date such Capital Stock is sold, as the case may be, which are excluded from the calculation set forth in clause (ii) of the first paragraph under "Certain Covenants—Limitation on Restricted Payments."

        "Existing Notes" means the Company's 8 3/8% Senior Subordinated Notes due 2011.

        "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary of the Company that is not a Domestic Restricted Subsidiary.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, as in effect as of the Issue Date.

        "Guarantee" means:

        (1)   the guarantee of the Notes by TD Group and the Domestic Restricted Subsidiaries of the Company in accordance with the terms of the Indenture; and

        (2)   the guarantee of the Notes by any Restricted Subsidiary required under the terms of the "Future Guarantees by Restricted Subsidiaries" covenant.

        "Guarantor" means any Restricted Subsidiary that incurs a Guarantee; provided that upon the release and discharge of such Restricted Subsidiary from its Guarantee in accordance with the Indenture, such Restricted Subsidiary shall cease to be a Guarantor.

        "Hedging Agreement" means any agreement with respect to the hedging of price risk associated with the purchase of commodities used in the business of the Company and its Restricted Subsidiaries, so long as any such agreement has been entered into in the ordinary course of business and not for purposes of speculation.

        "Immaterial Domestic Restricted Subsidiary" means, at any date of determination, any Restricted Subsidiary of the Company that (i) contributed 2.5% or less of Consolidated EBITDA of the Company for the period of four fiscal quarters most recently ended more than forty-five (45) days prior to the date of determination and (ii) had consolidated assets representing 2.5% or less of Total Assets on the last day of the most recent fiscal quarter ended more than forty-five (45) days prior to the date of determination.

        "Indebtedness" means with respect to any Person, without duplication:

        (1)   all Obligations of such Person for borrowed money;

        (2)   all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

        (3)   all Capitalized Lease Obligations of such Person;

        (4)   all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business);

        (5)   all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

        (6)   guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

        (7)   all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured;

        (8)   all Obligations under Currency Agreements and interest swap agreements of such Person; and

        (9)   all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

        Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter. For clarification purposes, the liability of the Company or any Restricted Subsidiary to make periodic payments to licensors in consideration for the license of patents and technical information under license agreements in existence on the Issue Date and any amount payable in respect of a settlement of disputes with respect to such payments thereunder shall not constitute Indebtedness.

        For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. For the purposes of calculating the amount of Indebtedness of a Securitization Entity outstanding as of any date, the face or notional amount of any interest in receivables or equipment that is outstanding as of such date shall be deemed to be Indebtedness but any such interests held by Affiliates of such Securitization Entity shall be excluded for purposes of such calculation.

        "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. Except as otherwise provided herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in its fair market value.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

        "Issue Date" means June 23, 2006.

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Marketable Securities" means publicly traded debt or equity securities that are listed for trading on a national securities exchange and that were issued by a corporation whose debt securities are rated in one of the three highest rating categories by either S&P or Moody's.

        "Moody's" means Moody's Investors Service, Inc. or any successor thereto.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

        (1)   reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions and title and recording tax expenses);

        (2)   all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

        (3)   appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

        (4)   all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Sale; and

        (5)   all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale.

        "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means any business (including stock or assets) that derives a majority of its revenues from the business engaged in by the Company and its Restricted Subsidiaries on the Issue Date and/or activities that are reasonably similar, ancillary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

        "Permitted Group" means any group of investors that is deemed to be a "person" (as such term is used in Section 13(d)(3) of the Exchange Act) by virtue of the Stockholders' Agreements, as the same may be amended, modified or supplemented from time to time; provided that no single Person (together with its Affiliates), other than the Permitted Holders and their Related Parties, is the "beneficial owner" (as such term is used in Section 13(d) of the Exchange Act), directly or indirectly, of more than 50% of the voting power of the issued and outstanding Capital Stock of the Company or TD Group (as applicable) that is "beneficially owned" (as defined above) by such group of investors.

        "Permitted Holders" means Warburg Pincus Private Equity VIII, L.P. and its Affiliates and any general or limited partners of Warburg Pincus Private Equity VIII, L.P., and TD Group Holdings, LLC and its affiliates and any members of TD Group Holdings, LLC.

        "Permitted Indebtedness" means, without duplication, each of the following:

        (1)   Indebtedness under the Notes (other than any Additional Notes);

        (2)   Indebtedness of the Company or any of its Restricted Subsidiaries incurred pursuant to the Credit Facility in an aggregate principal amount at any time outstanding not to exceed $1,050 million less:

          (A)  the aggregate amount of Indebtedness of Securitization Entities at the time outstanding,

          (B)  the amount of all mandatory principal payments actually made by the Company or any such Restricted Subsidiary since the Issue Date with the Net Cash Proceeds of an Asset Sale in respect of term loans under a credit facility (excluding any such payments to the extent refinanced at the time of payment), and

          (C)  further reduced by any repayments of revolving credit borrowings under a credit facility with the Net Cash Proceeds of an Asset Sale that are accompanied by a corresponding commitment reduction thereunder;

  provided that the amount of Indebtedness permitted to be incurred pursuant to the Credit Facility in accordance with this clause (2) shall be in addition to any Indebtedness permitted to be incurred pursuant to the Credit Facility in reliance on, and in accordance with, clauses (7), (13), (14) and (15) below;

        (3)   other indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

        (4)   Interest Swap Obligations of the Company or any of its Restricted Subsidiaries covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided that any Indebtedness to which any such Interest Swap Obligations correspond is otherwise permitted to be incurred under the Indenture; provided, further, that such Interest Swap Obligations are entered into, in the judgment of the Company, to protect the Company or any of its Restricted Subsidiaries from fluctuation in interest rates on its outstanding Indebtedness;

        (5)   Indebtedness of the Company or any Restricted Subsidiary under Hedging Agreements and Currency Agreements;

        (6)   the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any such Restricted Subsidiaries; provided, however, that:

          (a)   if the Company is the obligor on such Indebtedness and the payee is a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and

          (b)(1)   any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and

            (2)   any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof (other than by way of granting a Lien permitted under the Indenture or in connection with the exercise of remedies by a secured creditor) shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

        (7)   Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any person owning such assets) in an aggregate principal amount outstanding not to exceed $10.0 million;

        (8)   Refinancing Indebtedness (other than Refinancing Indebtedness with respect to Indebtedness incurred pursuant to clause (2) of this definition);

        (9)   guarantees by the Company and its Restricted Subsidiaries of each other's Indebtedness; provided that such Indebtedness is permitted to be incurred under the Indenture; provided, further, that in the event such Indebtedness (other than Acquired Indebtedness) is incurred pursuant to the Consolidated Fixed Charge Coverage Ratio, such guarantees are by the Company or a Guarantor only;

        (10) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than guarantees of Indebtedness, incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (11) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

        (12) the incurrence by a Securitization Entity of Indebtedness in a Qualified Securitization Transaction that is non recourse to the Company or any Subsidiary of the Company (except for Standard Securitization Undertakings);

        (13) Indebtedness incurred by the Company or any of the Guarantors in connection with the acquisition of a Permitted Business; provided that on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof and the use of proceeds therefrom, either

          (a)   the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio or

          (b)   the Consolidated Fixed Charge Coverage Ratio of the Company would be greater than the Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to the incurrence of such Indebtedness;

        (14) additional Indebtedness of the Company and the Guarantors (which amount may, but need not, be incurred in whole or in part under a credit facility) (it being understood that any Indebtedness incurred pursuant to this clause (14) shall cease to be deemed incurred or outstanding for purposes of this clause (14) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness pursuant to the first paragraph of this covenant without reliance on this clause (14)) in an aggregate principal amount that does not exceed $75 million at any one time outstanding;

        (15) additional Indebtedness of the Foreign Restricted Subsidiaries in an aggregate principal amount which (when combined with the liquidation value of all series of outstanding Permitted Subsidiary Preferred Stock) does not exceed $15.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under a credit facility) (it being understood that any Indebtedness incurred pursuant to this clause (15) shall cease to be deemed incurred or outstanding for purposes of this clause (15) but shall be deemed incurred pursuant to the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness pursuant to the first paragraph of this covenant without reliance on this clause (15));

        (16) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence; and

        (17) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, issued in the ordinary course of business of the Company or such Restricted Subsidiary, including, without limitation, in order to provide security for workers' compensation claims or payment obligations in connection with self-insurance or similar requirements in the ordinary course of business and other Indebtedness with respect to workers' compensation claims, self-insurance obligations, performance, surety and similar bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business.

        For purposes of determining compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (17) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, divide and classify (or later redivide and reclassify) such item of Indebtedness in any manner that complies with such covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "Limitation on Incurrence of Additional Indebtedness" covenant.

        "Permitted Investments" means:

        (1)   Investments by the Company or any Restricted Subsidiary of the Company in any Restricted Subsidiary of the Company (other than a Restricted Subsidiary of the Company in which an Affiliate of the Company that is not a Restricted Subsidiary of the Company holds a minority interest) (whether existing on the Issue Date or created thereafter) or any other Person (including by means of any transfer of cash or other property) if as a result of such Investment such other Person shall become a Restricted Subsidiary of the Company (other than a Restricted Subsidiary of the Company in which an Affiliate of the Company that is not a Restricted Subsidiary of the Company holds a minority interest) or that will merge with or consolidate into the Company or a Restricted Subsidiary of the Company and Investments in the Company by the Company or any Restricted Subsidiary of the Company;

        (2)   investments in cash and Cash Equivalents;

        (3)   loans and advances (including payroll, travel and similar advances) to employees and officers of the Company and its Restricted Subsidiaries for bona fide business purposes incurred in the ordinary course of business or consistent with past practice or to fund such person's purchase of Capital Stock of the Company or any direct or indirect parent of the Company pursuant to compensatory plans approved by the Board of Directors in good faith;

        (4)   Currency Agreements, Hedging Agreements and Interest Swap Obligations entered into in the ordinary course of business and otherwise in compliance with the Indenture;

        (5)   Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

        (6)   Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant;

        (7)   Investments existing on the Issue Date;

        (8)   accounts receivable created or acquired in the ordinary course of business;

        (9)   guarantees by the Company or a Restricted Subsidiary of the Company permitted to be incurred under the Indenture;

        (10) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (A) $50.0 million and (B) 4% of the Company's Total Assets;

        (11) any Investment by the Company or a Subsidiary of the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction; provided that any Investment in a Securitization Entity is in the form of a Purchase Money Note or an equity interest;

        (12) Investments the payment for which consists exclusively of Qualified Capital Stock of the Company; and

        (13) any Investment in any Person to the extent it consists of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business.

        "Permitted Subsidiary Preferred Stock" means any series of Preferred Stock of a Foreign Restricted Subsidiary that constitutes Qualified Capital Stock, the liquidation value of all series of which, when combined with the aggregate amount of outstanding Indebtedness of the Foreign Restricted Subsidiaries incurred pursuant to clause (15) of the definition of Permitted Indebtedness, does not exceed $5.0 million.

        "Permitted Transaction Payments" means, without duplication, the following payments: (i) payments at closing to consummate the Transactions; (ii) payments required to defease the Existing Notes in accordance with the terms of the indenture governing those notes and (iii) the payment of fees and expenses relating to the Transactions.

        "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Productive Assets" means assets (including Capital Stock) that are used or usable by the Company and its Restricted Subsidiaries in Permitted Businesses.

        "Purchase Money Note" means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest and principal and amounts paid in connection with the purchase of newly generated receivables or newly acquired equipment.

        "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

        "Qualified Proceeds" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Company in good faith.

        "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to:

        (1)   a Securitization Entity (in the case of a transfer by the Company or any of its Restricted Subsidiaries); and

        (2)   any other Person (in the case of a transfer by a Securitization Entity),

or may grant a security interest in any accounts receivable or equipment (whether now existing or arising or acquired in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable and equipment, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable and equipment, proceeds of such accounts receivable and equipment and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with assets securitization transactions involving accounts receivable and equipment.

        "Rating Agencies" means Moody's and S&P or if Moody's or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company that shall be substituted for Moody's or S&P or both, as the case may be.

        "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means any Refinancing, modification, replacement, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of existing or future Indebtedness (other than intercompany Indebtedness), including any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing or future Indebtedness as in effect at the time of issuance thereof ("Required Premiums") and fees in connection therewith; provided that any such event shall not:

        (1)   directly or indirectly result in an increase in the aggregate principal amount of Permitted Indebtedness, except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness:

          (a)   to pay Required Premiums and related fees; or

          (b)   otherwise permitted to be incurred under the Indenture; and

        (2)   create Indebtedness with a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is less than the Weighted Average Life to Maturity at such time of the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold.

        "Registration Rights Agreement" means the Registration Rights Agreement dated as of February 7, 2007, among the Company, TD Group, the Guarantors and Banc of America Securities LLC and Credit Suisse Securities (USA) LLC, as representatives of the initial purchasers.

        "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's, a division of the McGraw-Hill Companies, Inc., or any successor thereto.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Debt" means any Indebtedness secured by a Lien.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Securitization Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable or equipment and related assets) which engages in no activities other than in connection with the financing of accounts receivable or equipment and which is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity:

        (1)   no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which:

          (a)   is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

          (b)   is recourse to or obligates the Company or any Restricted Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings; or

          (c)   subjects any property or asset of the Company or any Restricted Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

        (2)   with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing receivables of such entity; and

        (3)   to which neither the Company nor any Restricted Subsidiary of the Company has any obligations to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

        Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution of the Company giving effect to such designation and an officers' certificate certifying that such designation complied with foregoing conditions.

        "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, TD Group or any Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinate or pari passu in right of payment to the Notes or the Guarantees, as the case may be. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing in respect of:

        (x)   all monetary obligations of every nature of the Company, TD Group or any Guarantor under the Credit Facility, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities;

        (y)   all Interest Swap Obligations (and guarantees thereof); and

        (z)   all obligations (and guarantees thereof) under Currency Agreements and Hedging Agreements, in each case whether outstanding on the Issue Date or thereafter incurred.

        Notwithstanding the foregoing, "Senior Debt" shall not include:

        (i)    any Indebtedness of the Company, TD Group or a Guarantor to the Company or to a Subsidiary of the Company;

        (ii)   any Indebtedness of the Company, TD Group or any Guarantor to, or guaranteed by the Company, TD Group or any Guarantor on behalf of, any shareholder, director, officer or employee of the Company, TD Group or any Subsidiary of the Company (including, without limitation, amounts owed for compensation) other than a shareholder who is also a lender (or an Affiliate of a lender) under the Credit Facility;

        (iii)  any amounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities but excluding secured purchase money obligations);

        (iv)  Indebtedness represented by Disqualified Capital Stock;

        (v)   any liability for Federal, state, local or other taxes owed or owing by the Company, any of the Guarantors or TD Group;

        (vi)  that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "—Certain Covenants—Limitation on Incurrence of Additional Indebtedness" (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (vi) if the holder(s) of such obligation or their representative and the Trustee shall have received an officers' certificate of the Company to the effect that the incurrence of such Indebtedness does not (or in the case of revolving credit indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture);

        (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company, any of the Guarantors or TD Group, as applicable; and

        (viii)   any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company, any of the Guarantors or TD Group.

        "Senior Subordinated Debt" means with respect to a Person, the Notes (in the case of the Company), a Guarantee (in the case of a Guarantor or TD Group) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guarantee, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Debt of such Person.

        "Significant Subsidiary" with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1-02(w) of Regulation S-X under the Securities Act.

        "Sponsor" means Warburg Pincus LLC and its Affiliates.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any subsidiary of the Company which are reasonably customary, as determined in good faith by the Board of Directors of the Company, in an accounts receivable or equipment transaction.

        "Stockholders' Agreement" means the Stockholders' Agreement dated as of July 22, 2003, by and among TD Holding Corporation (now known as TransDigm Group Incorporated) and the other parties named therein.

        "Subsidiary" with respect to any Person, means:

        (i)    any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly by such Person; or

        (ii)   any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

        "Total Assets" means, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company's most recently available internal consolidated balance sheet as of such date.

        "Transactions" means the offering of the Notes issued on the Issue Date, the tender offer for the Existing Notes, borrowings made on the Issue Date pursuant to the Credit Facility and the repayment of Indebtedness of the Company and TD Group with the proceeds of such borrowings and issuance of the Notes (including the tender offer).

        "Unrestricted Subsidiary" of any Person means:

        (1)   any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

        (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or another Unrestricted Subsidiary; provided that:

        (1)   the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant; and

        (2)   each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced by a Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

        Actions taken by an Unrestricted Subsidiary will not be deemed to have been taken, directly or indirectly, by the Company or any Restricted Subsidiary.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

        (1)   the then outstanding aggregate principal amount of such Indebtedness; into

        (2)   the sum of the total of the products obtained by multiplying;

          (a)   the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof; by

          (b)   the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a Restricted Subsidiary that is incorporated in a jurisdiction other than a State in the United States of America or the District of Columbia, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

BOOK-ENTRY, DELIVERY AND FORM

        The original notes were sold to qualified institutional buyers in reliance on Rule 144A, such notes are referred to herein as the Rule 144A Notes, and in offshore transactions in reliance on Regulation S, such notes are referred to herein as the Regulation S Notes. The original notes were issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

        Rule 144A Notes are currently represented by one or more global notes in registered form without interest coupons, or the Rule 144A Global Notes, and the Regulation S Notes are currently represented by one or more global notes in registered form without interest coupons, such notes are referred to herein as the Temporary Regulation S Global Notes. Beneficial ownership interests in a Temporary Regulation S Global Note will be exchangeable for interests in a Rule 144A Global Note, a permanent global note, or the Permanent Regulation S Global Note, or a definitive note in registered certificated form, or a Certificated Note, only after the expiration of the period through and including March 19, 2007, or the Distribution Compliance Period, and then only (i) upon certification in form reasonably satisfactory to the Trustee that beneficial ownership interests in such Temporary Regulation S Global Note are owned either by non-U.S. persons or U.S. persons who purchased such interests in a transaction that did not require registration under the Securities Act and (ii) in the case of an exchange for a Certificated Note, in compliance with the requirements described under "—Exchange of Global Notes for Certificated Notes." The Temporary Regulation S Global Note and the Permanent Regulation S Global Note are referred to herein as the "Regulation S Global Notes" and the Rule 144A Global Notes and the Regulation S Global Notes are collectively referred to herein as the "Global Notes". The Global Notes were deposited upon issuance with the Trustee as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Rule 144A Global Notes may not be exchanged for beneficial interests in the Regulation S Global Notes at any time except in the limited circumstances described below. See "—Exchanges Between Regulation S Notes and Rule 144A Notes".

        The exchange notes issued in exchange for the original notes will be represented by one or more fully registered global notes, without interest coupons and will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

        Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of exchange notes in certificated form.

        Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Neither the Company nor the Trustee takes any responsibility for these operations and procedures and investors are urged to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations, or the Participants, and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, such entities are referred to herein as the Indirect Participants). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

        (1)   upon deposit of the global notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the global notes; and

        (2)   ownership of these interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the global notes).

        Investors in the global notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the global notes who are not Participants may hold their interests therein indirectly through organizations that are Participants in such system. All interests in a global note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a global note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of an interest in the global notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or "holders" thereof under the Indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and additional interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the exchange notes, including the global notes, are registered as the owners of the exchange notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

        (1)   any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the global notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the global notes; or

        (2)   any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        DTC has advised the Company that it will take any action permitted to be taken by a Holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the global notes for legended exchange notes in certificated form, and to distribute such exchange notes to its Participants.

        Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for certificated notes if:

        (1)   DTC notifies the Company that it (a) is unwilling or unable to continue as depository for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and in either case DTC fails to appoint a successor depository;

        (2)   the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the certificated notes; or

        (3)   there has occurred and is continuing a Default with respect to the exchange notes.

        In addition, beneficial interests in a Global Note may be exchanged for certificated notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

        Certificated notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Exchanges Between Regulation S Notes and Rule 144A Notes

        Beneficial interests in the Temporary Regulation S Global Note may be exchanged for beneficial interests in the Permanent Regulation S Global Note or the Rule 144A Global Note only after the expiration of the Distribution Compliance Period and then only upon certification in form reasonably satisfactory to the Trustee that beneficial ownership interests in such Temporary Regulation S Note are owned by or being transferred to either non-U.S. persons or U.S. persons who purchased such interests in a transaction that did not require registration under the Securities Act.

        Beneficial interest in a Rule 144A Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144 (if available).

        Transfers involving exchanges of beneficial interests between the Regulation S Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of the Regulation S Global Note and a corresponding increase in the principal amount of the Rule 144A Global Note or vice versa, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest.

Same Day Settlement and Payment

        We will make payments in respect of the exchange notes represented by the global notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder's registered address. The exchange notes represented by the global notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of the material U.S. federal income tax consequences relevant to the exchange offer and the purchase, ownership and disposition of the exchange notes, and does not purport to be a complete analysis of all potential tax consequences relating thereto. This discussion does not address all the U.S. federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as financial institutions, banks, partnerships and other pass-through entities, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, insurance companies, dealers in securities or currencies, traders in securities, U.S. Holders (defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. In addition, this discussion is limited to persons exchanging the original notes for exchange notes pursuant to the exchange offer. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

        The discussion is based on the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, published rulings and procedures of the Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes.

        We have not sought, nor will seek, any rulings from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Partnerships and other entities classified as partnerships for U.S. federal income tax purposes and persons holding notes through a partnerships and other entities classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the tax consequences of the exchange of notes pursuant to the exchange offer or the purchase, ownership and disposition of the notes.

        Prospective investors should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Exchange Offer

        We believe that the exchange of original notes for exchange notes pursuant to the exchange offer should not constitute a taxable event for U.S. federal income tax purposes. As a result:

  •
  a holder of original notes should not recognize taxable gain or loss as a result of the exchange of original notes for exchange notes pursuant to the exchange offer;

  •
  a holder's holding period with respect to the exchange notes will include the holder's holding period of the original notes surrendered in exchange therefor; and

  •
  a holder's adjusted tax basis in the exchange notes will be the same as such holder's adjusted tax basis in the original notes surrendered in exchange therefor.

Ownership and Disposition of Notes

U.S. Holders

        As used herein, "U.S. Holder" means a beneficial owner of the notes that is for U.S. federal income tax purposes:

  •
  an individual that is a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source;

  •
  a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person; or

  •
  a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

Interest

        A U.S. Holder must generally include interest on a note as ordinary income at the time such interest is received or accrued in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.

Market Discount

        If a U.S. Holder purchased a note for an amount that is less than the principal amount payable at maturity on the note, the amount of the difference will be treated as a market discount, unless the amount of such market discount is less than a specified de minimis amount. Under the market discount rules, a U. S. Holder will be required to treat any gain realized on the disposition (including certain nontaxable transactions) of a note as ordinary income to the extent of the lesser of the amount of such gain and the market discount which has accrued on such note at the time of such disposition and has not previously been included in income. A U.S. Holder may also be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions), the deduction for all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry a note with market discount. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the note unless the U.S. Holder elects to accrue market discount using a constant-yield method.

        A U.S. Holder may elect to include market discount in income (generally as interest) currently as it accrues, in which case the rules relating to the recharacterization of disposition gains and deferral of interest deductions will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Amortizable Bond Premium

        If a U.S. Holder purchases a note for an amount that is greater than the amounts payable at maturity on the note or upon an optional redemption by us, such U.S. Holder will be considered to have purchased the note with "amortizable bond premium." A United States Holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest required to be included in respect of the note by the amortized amount of such premium. Any election to amortize bond premium applies to all taxable debt instruments held by the

U.S. Holder on or after the beginning of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

Sale or Other Taxable Disposition of the Notes

        A U.S. Holder will generally recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (excluding any amounts attributable to accrued and unpaid interest, which will be treated as ordinary interest income to the extent not previously included in such U.S. Holder's income) and the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will be the U.S. Holder's cost therefor, increased by any market discount previously included in income by such holder with respect to the note, and decreased by the amount of amortizable bond premium previously taken by the U.S. Holder with respect to the note. Subject to the discussion of the market discount rules above, such recognized gain or loss generally will be capital gain or loss, and if the U.S. Holder is an individual that has held the note for more than one year, such capital gain will generally be subject to tax at long-term capital gain rates (currently at a maximum rate of 15% but scheduled to increase to 20% for any taxable year beginning on or after January 1, 2011). A U.S. Holder's ability to deduct capital losses may be limited.

Contingent Payments

        In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the notes. Our obligation to make payments of additional interest upon a registration default with respect to the original notes, as well as certain payments upon a change of control or certain redemptions, may implicate the provisions of Treasury regulations relating to "contingent payment debt instruments." We intend to take the position that the notes should not be treated as contingent payment debt instruments because of these payments, and our position is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Assuming such position is respected, a U.S. Holder would be required to include in income the amount of any such payments at the time such payments are received or accrued in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. If the IRS successfully challenged this position, and the notes were treated as contingent payment debt instruments because of such payments, U.S. Holders might, among other things, be required to accrue interest income at higher rates than the stated interest rates on the notes and to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain. The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. Purchasers of notes are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes.

Information Reporting and Backup Withholding

        A U.S. Holder may be subject to a backup withholding tax (currently at a rate of 28%) when such holder receives "reportable payments," including interest and principal payments on the notes or proceeds upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally exempt from backup withholding. A U.S. Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

  •
  fails to furnish us or our paying agent with its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

  •
  furnishes an incorrect TIN and we or our paying agent have received notice from the IRS of such incorrect TIN;

  •
  has failed to properly report payments of interest or dividends and we or our paying agent have received notice from the IRS of such failure; or

  •
  fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

        U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

        We, or our paying agent, generally will report to a U.S. Holder of notes and to the IRS the amount of any reportable payments made in respect of the notes for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

        The following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of a note that is not a U.S. Holder, or a Non-U.S. Holder.

Interest

        Subject to the discussion of backup withholding below, interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, provided that:

  •
  such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  •
  such holder is not a controlled foreign corporation that is related to us directly or constructively through stock ownership;

  •
  such holder is not a bank receiving interest on a loan entered into in the ordinary course of its trade or business;

  •
  such interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

  •
  we, or our paying agent, receive appropriate documentation establishing that the Non-U.S. Holder is not a U.S. person.

        A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate) on payments of interest on the notes.

Sale or Other Taxable Disposition of the Notes

        Subject to the discussion of backup withholding below, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note generally will not be subject to U.S. federal income tax, unless:

  •
  such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment); or

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied.

Information Reporting and Backup Withholding

        Backup withholding will not apply to interest payments made to a Non-U.S. Holder in respect of the notes if such Non-U.S. Holder furnishes us or our paying agent with appropriate documentation of such holder's non-U.S. status. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments.

        The payment of the proceeds from a Non-U.S. Holder's disposition of notes by or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and possible backup withholding unless such holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of the proceeds from a Non-U.S. Holder's disposition of a note by or through a non-U.S. office of either a U.S. broker or a non-U.S. broker that has certain contacts with the United States, will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary, or the Non-U.S. Holder establishes an exemption. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides.

        Neither information reporting nor backup withholding will apply to a payment of the proceeds of a Non-U.S. Holder's disposition of notes by or through a non-U.S. office of a non-U.S. broker that does not have certain contacts with the United States.

        Non-U.S. Holders should consult their own tax advisors regarding the application of withholding and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

        Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability or may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-marketing activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 18, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any such sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account, pursuant to the exchange offer, may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letters of transmittal state that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the exchange notes will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

        The consolidated financial statements of TD Group at September 30, 2006 and 2005, and for each of the three years in the period ended September 30, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of TD Group appearing in TD Group's Annual Report (Form 10-K) for the year ended September 30, 2006 (including the schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated balance sheets of Aviation Technologies, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

        TD Group is subject to the periodic reporting and other informational requirements of the Exchange Act. In addition, under the terms of the Indenture, we have agreed that whether or not required by the rules and regulations of the SEC, so long as any original notes or exchange notes are outstanding, we, or our parent, will furnish to the trustee and the holders of notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes our financial condition and results of operations and our consolidated subsidiaries and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability, unless the SEC will not accept such a filing, and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Notwithstanding the above, under the terms of the Indenture, subject to certain exceptions, if either TransDigm Inc. or TD Group is acquired by an entity that has received an investment grade rating from both Moody's Investors Service, Inc. and Standard & Poor's and that files current and periodic reports with the SEC, the requirements in the Indenture that either TransDigm Inc. or TD Group file current and periodic reports with the SEC will be suspended. See "Description of the Exchange Notes—Certain Covenants."

        A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC in 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in the prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•
Our Annual Report on Form 10-K for the fiscal year ended September 30, 2006, filed with the SEC on November 28, 2006;

•
Our Quarterly Report on Form 10-Q for the quarter ended December 30, 2006, filed with the SEC on February 13, 2007;

•
Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007;

•
Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on January 22, 2007; and

•
Our Current Reports on Form 8-K filed with the SEC on July 6, 2007, May 25, 2007, May 14, 2007, April 30, 2007 (only with respect to those sections filed, and not furnished, to the SEC), April 20, 2007, February 28, 2007, February 13, 2007, February 12, 2007 (only with respect to those sections filed, and not furnished, to the SEC), February 6, 2007, January 30, 2007 (only with respect to those sections filed, and not furnished, to the SEC), January 29, 2007 (only with respect to those sections filed, and not furnished, to the SEC), January 18, 2007, January 10, 2007, December 12, 2006, November 17, 2006 (only with respect to those sections filed, and not furnished, to the SEC), November 6, 2006 and October 3, 2006.

        Notwithstanding the above, information that is "furnished" to the SEC shall not be deemed "filed with" the SEC and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing to: TransDigm Group Incorporated, 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114, Attn: Chief Financial Officer, or by telephone at (216) 706-2939. In order to ensure timely delivery of this information, any request should be made by August 10, 2007, five business days prior to the expiration date of the exchange offer.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share amounts)

	March 31, 2007	September 30, 2006
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$64,795	$61,217
Trade accounts receivable—Net	89,686	65,568
Income taxes receivable	—	9,366
Inventories	119,124	89,243
Deferred income taxes	17,728	7,390
Prepaid expenses and other	6,489	1,397

Total current assets	297,822	234,181
PROPERTY, PLANT AND EQUIPMENT—Net	86,609	62,851
GOODWILL	1,218,856	877,829
TRADEMARKS AND TRADE NAMES	159,427	125,497
OTHER INTANGIBLE ASSETS—Net	180,537	100,462
DEBT ISSUE COSTS—Net	24,351	14,872
OTHER	502	1,020

TOTAL ASSETS	$1,968,104	$1,416,712

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$24,556	$18,764
Accrued liabilities	35,844	24,675

Total current liabilities	60,400	43,439
LONG-TERM DEBT	1,357,968	925,000
DEFERRED INCOME TAXES	130,185	78,109
OTHER NON-CURRENT LIABILITIES	7,358	7,123

Total liabilities	1,555,911	1,053,671

STOCKHOLDERS' EQUITY:
Common stock—$.01 par value; authorized 224,400,000 shares; issued 45,072,607 and 44,664,020 at March 31, 2007 and September 30, 2006, respectively	451	446
Additional paid-in capital	303,793	296,757
Retained earnings	109,516	67,667
Accumulated other comprehensive loss	(1,567)	(1,829)

Total stockholders' equity	412,193	363,041

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,968,104	$1,416,712

See Notes to condensed consolidated financial statements.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THIRTEEN AND TWENTY-SIX WEEK

PERIODS ENDED MARCH 31, 2007 AND APRIL 1, 2006

(Amounts in thousands, except share data)

	Thirteen Week Periods Ended		Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
NET SALES	$144,438	$108,276	$267,147	$208,416
COST OF SALES	69,367	51,799	128,442	102,696

GROSS PROFIT	75,071	56,477	138,705	105,720
OPERATING EXPENSES:
Selling and administrative	14,586	12,426	26,707	25,516
Amortization of intangibles	3,368	1,450	5,010	3,266

Total operating expenses	17,954	13,876	31,717	28,782

INCOME FROM OPERATIONS	57,117	42,601	106,988	76,938
INTEREST EXPENSE—Net	22,603	19,382	40,396	39,181

INCOME BEFORE INCOME TAXES	34,514	23,219	66,592	37,757
INCOME TAX PROVISION	13,000	8,945	24,743	14,499

NET INCOME	$21,514	$14,274	$41,849	$23,258

Net earnings per share:
Basic earnings per share	$0.48	$0.32	$0.93	$0.53
Diluted earnings per share	$0.45	$0.30	$0.87	$0.50
Weighted-average shares outstanding:
Basic	44,972	44,255	44,872	44,228
Diluted	48,000	47,121	47,897	46,893

See Notes to condensed consolidated financial statements.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE TWENTY SIX WEEK PERIOD ENDED MARCH 31, 2007

(Amounts in thousands, except share data)

(Unaudited)

	Common Stock
					Accumulated Other Comprehensive Loss
	Number of Shares	Par Value	Additional Paid-In Capital	Retained Earnings		Total
BALANCE, OCTOBER 1, 2006	44,664,020	$446	$296,757	$67,667	$(1,829)	$363,041
Compensation expense recognized for employee stock options	—	—	1,449	—	—	1,449
Income tax benefit from exercise of stock options	—	—	2,859	—	—	2,859
Exercise of employee stock options	403,127	5	2,718	—	—	2,723
Restricted stock amortization	—		10	—	—	10
Issuance of common stock	5,460	—	—	—	—	—
Comprehensive income:
Net income	—	—	—	41,849	—	41,849
Interest rate swap	—	—	—	—	240	240
Other comprehensive income	—	—	—	—	22	22

Comprehensive income	—	—	—	—	—	42,111

BALANCE, MARCH 31, 2007	45,072,607	$451	$303,793	$109,516	$(1,567)	$412,193

See notes to condensed consolidated financial statements.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

(Unaudited)

	Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006
OPERATING ACTIVITIES:
Net income	$41,849	$23,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,418	4,886
Amortization of intangibles	5,010	3,266
Amortization of debt issue costs	1,306	2,433
Non-cash stock option costs and restricted stock amortization	1,459	1,134
Changes in assets/liabilities, net of effects from acquisition of businesses:
Accounts receivable	(8,486)	(1,775)
Inventories	(6,332)	(5,695)
Other assets	8,381	(8,287)
Accounts payable	1,817	763
Accrued and other liabilities	3,967	7,111
Deferred compensation liability	1,011	(28,960)
Interest on unsecured promissory notes	—	(59,206)

Net cash provided by (used in) operating activities	55,400	(61,072)

INVESTING ACTIVITIES:
Capital expenditures	(4,205)	(3,831)
Acquisition of businesses	(475,705)	—

Net cash used in investing activities	(479,910)	(3,831)

FINANCING ACTIVITIES:
Proceeds from issuance of senior subordinated notes, net of fees	297,029	—
Borrowings under senior secured credit facility, net of fees	125,482	—
Repayment of amounts borrowed under the former credit facility	—	(1,472)
Repayment of unsecured promissory notes	—	(199,997)
Borrowings under TD Group loan facility, net of fees	—	193,752
Tax benefit from exercise of stock options	2,859	—
Proceeds from exercise of stock options	2,718	776
Net cash provided by (used in) financing activities	428,088	(6,941)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,578	(71,844)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	61,217	104,221

CASH AND CASH EQUIVALENTS, END OF PERIOD	$64,795	$32,377

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$38,329	$96,837

Cash paid during the period for income taxes	$7,670	$11,740

See notes to condensed consolidated financial statements.

TRANSDIGM GROUP INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THIRTEEN AND TWENTY-SIX WEEK PERIODS ENDED MARCH 31, 2007 AND APRIL 1, 2006

(UNAUDITED)

1.    DESCRIPTION OF THE BUSINESS AND MERGER

        Description of the Business—TransDigm Group Incorporated ("TD Group"), through its wholly-owned subsidiary, TransDigm Inc., is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. TransDigm Inc., which includes the AeroControlex and Adel Wiggins Groups, along with its direct and indirect wholly-owned operating subsidiaries, MarathonNorco Aerospace, Inc., Adams Rite Aerospace, Inc., Champion Aerospace Inc., Avionic Instruments, Inc., Skurka Aerospace Inc., Sweeney Engineering Corp., CDA InterCorp, Avtech Corporation, Transicoil Corporation, West Coast Specialties, Inc. and Transicoil (Malaysia) Sendirian Berhad (collectively, with TD Group, the "Company" or "TransDigm") offers a broad range of proprietary aerospace components. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include ignition systems and components, gear pumps, mechanical/electromechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold open rods and locking devices, engineered connectors, engineered latches, cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors, aircraft audio systems, specialized cockpit displays and specialized valving.

        TransDigm Holding Company ("TransDigm Holdings") was formerly a wholly-owned subsidiary of TD Group and the direct parent of TransDigm Inc. but was merged into TransDigm Inc. on June 26, 2006.

        TD Group was incorporated on July 8, 2003 under the name TD Holding Corporation by outside investors to acquire control of TransDigm Holdings through the Merger described below and had no operations prior to the Merger. TD Group has no significant assets or operations other than its 100% ownership of TransDigm Inc.

        Initial Public Offering—On March 20, 2006, TD Group completed an initial public offering ("IPO") of its common stock. As a result of the IPO, TD Group's common stock is publicly traded on the New York Stock Exchange under the ticker symbol "TDG".

        On March 14, 2006, TD Group effected a 149.60 for 1.00 stock split and, in conjunction therewith, amended and restated its certificate of incorporation to increase the number of authorized shares of common stock and preferred stock. All common shares and per common share amounts in these condensed consolidated financial statements prior to March 14, 2006 have been retroactively adjusted for all periods presented to give effect to the stock split, including reclassifying an amount equal to the increase in par value from additional paid-in capital to common stock.

        Merger—On July 22, 2003, an entity formed by Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus") merged with and into TransDigm Holdings, with TransDigm Holdings continuing as the surviving corporation as a wholly-owned subsidiary of a newly formed corporation controlled by Warburg Pincus, TD Group (the "Merger").

        Separate Financial Statements—Separate financial statements of TransDigm Inc. are not presented since TransDigm Inc.'s 7 3/4% senior subordinated notes are fully and unconditionally guaranteed on a senior subordinated basis by TD Group and all existing domestic subsidiaries of TransDigm Inc. and since TD Group has no significant operations or assets separate from its investment in TransDigm Inc.

2.    UNAUDITED INTERIM FINANCIAL INFORMATION

        The financial information included herein is unaudited; however, the information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the Company's financial position and results of operations and cash flows for the interim periods presented. These financial statements and notes should be read in conjunction with the financial statements and related notes for the year ended September 30, 2006 included in its Form 10-K dated November 28, 2006. The September 30, 2006 condensed consolidated balance sheet was derived from the TD Group's audited financial statements. The results of operations for the twenty-six week period ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

3.    NEW ACCOUNTING STANDARDS

        In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company anticipates that the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statements and related financial statement disclosure using both the rollover approach and the iron curtain approach. The requirements of SAB 108 are effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company has adopted SAB 108 during its first quarter of fiscal year 2007. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial position or results of operations.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Comprehensive Income, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company's fiscal year end. Presently, the Company uses a September 30 measurement date for its defined benefit pension plans. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after

December 15, 2008. The Company anticipates that the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In July 2006, the FASB issued Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN 48 also provides guidance on the derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal periods beginning after December 15, 2006. The Company is currently analyzing the expected impact of adoption of FIN 48 on its financial statements.

4.    ACQUISITIONS

        ATI—On February 7, 2007, TransDigm Inc. acquired all of the outstanding capital stock of Aviation Technologies, Inc. ("ATI") for $430.1 million in cash. ATI consists of two primary operating units that service the commercial and military aerospace markets—Avtech Corporation (which, together with West Coast Specialties, Inc., is referred to as "Avtech") and Transicoil Corporation (which, together with Transicoil (Malaysia) Sendirian Berhad is referred to as "ADS/Transicoil"). Avtech is a leading supplier of flight deck and passenger audio systems, cabin lighting, and power control products and related components. ADS/Transicoil is a leading supplier of displays, clocks, brushless motors and related components and instruments. Through Avtech and ADS/Transicoil, ATI manufactures proprietary products for the aerospace industry with broad platform positions and high aftermarket content, all of which fit well with TransDigm's overall direction.

        The purchase price consideration and costs associated with the acquisition of $430.1 million were funded through additional borrowings under the senior secured credit facility of $125.5 million (net of fees of $4.5 million), the proceeds from the issuance by TransDigm Inc. of additional senior subordinated notes of $297.0 (net of fees of $6.0 million) and the use of $7.6 million of our available cash balances.

        The Company accounted for the acquisition of ATI as a purchase and included the results of operations of ATI in its consolidated financials statements from the date of acquisition. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets of ATI; thus, the values attributed to acquired assets in the consolidated financial statements are subject to adjustment. The Company expects that substantially all of the $307.2 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

        The following table summarizes the estimated fair value of the assets acquired and the liabilities assumed at the date of the acquisition of ATI (in thousands).

Assets:
Current assets	$34,069
Deferred income taxes	10,963
Property, plant and equipment	23,995
Goodwill	307,225
Other intangible assets	110,580

Total assets	486,832
Liabilities:
Current liabilities	10,727
Deferred income taxes	45,967

Total liabilities	56,694

Net assets acquired	$430,138

        The following table summarizes the unaudited, consolidated pro forma results of operations of the Company, as if the acquisition of ATI had occurred at the beginning of the periods ended (in thousands, except per share data):

	Thirteen Week Periods Ended		Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
Net sales	$153,845	$132,585	$304,862	$254,593
Operating income	30,914	45,817	84,934	82,082
Net income	1,116	10,843	18,743	16,186
Diluted earnings per share	0.02	$0.23	$0.39	$0.35

        These pro forma results of operations include the effects of the: (i) inventory purchase accounting adjustments that will be charged to cost of sales as the inventory that was on hand as of the date of the acquisition is sold, (ii) additional amortization expense that will be recognized from the identifiable intangible assets recorded in accounting for the acquisition, (iii) a reduction in depreciation expense that resulted from the write-down of the carrying value of certain real property to fair value in accounting for the acquisition, and (iv) additional interest expense that resulted from the Company's increased indebtedness resulting from the acquisition. The pro forma results of operations for the periods ended March 31, 2007 includes approximately $25.8 million of additional compensation expense recognized with respect to stock options of ATI that were cancelled upon the closing of the acquisition. This pro forma information is not necessarily indicative of the results that actually would have been obtained if the transactions had occurred as of the beginning of the periods presented and is not intended to be a projection of future results.

        CDA—On October 3, 2006, TransDigm Inc. acquired all of the outstanding capital stock of CDA InterCorp ("CDA") for $45.6 million in cash, subject to adjustment based on the level of working capital as of the close of the acquisition. CDA designs and manufacturers specialized controllable drive actuators, motors, transducers, and gearing. The products fit closely with TransDigm's existing business. The Company expects that the $33.9 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

        Sweeney—On June 12, 2006, TransDigm Inc. acquired all of the outstanding capital stock of Sweeney Engineering Corp. ("Sweeney") for $25.5 million in cash. Sweeney designs and manufactures specialized aerospace valving used primarily in fuel, environmental control, and de-icing applications. The products are used on defense and commercial aircraft applications. Sweeney's product characteristics and market position fit well with TransDigm's overall direction. The acquired business was consolidated into AeroControlex's existing business in Painesville, Ohio. The Company expects that the $21.1 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

        The Company accounted for the acquisitions of CDA and Sweeney as purchases and included the results of operations of CDA and Sweeney in its consolidated financials statements from the date of each acquisition. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets of CDA and Sweeney; thus, the values attributed to acquired assets in the consolidated financial statements are subject to adjustment. Pro forma net sales and results of operations for CDA and Sweeney, had they occurred at the beginning of the twenty-six week periods ended March 31, 2007 and April 1, 2006, respectively, are not significant and, accordingly, are not provided.

5.    INVENTORIES

        Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods. Inventories consist of the following (in thousands):

	March 31, 2007	September 30, 2006
Work-in-progress and finished goods	$65,323	$51,077
Raw materials and purchased component parts	67,310	46,060

Total	132,633	97,137
Reserve for excess and obsolete inventory	(13,509)	(7,894)

Inventories—net	119,124	$89,243

6.    INTANGIBLE ASSETS

        Intangible assets subject to amortization consist of the following (in thousands):

	March 31, 2007
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$166,026	$15,377	$150,649
License agreement	9,373	1,945	7,428
Trade secrets	18,462	2,009	16,453
Patented technology	1,557	655	902
Order backlog	14,570	10,869	3,701
Other	1,803	399	1,404

Total	$211,791	$31,254	$180,537

	September 30, 2006
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$92,196	$12,696	$79,500
License agreement	9,373	1,679	7,694
Trade secrets	11,772	1,696	10,076
Patented technology	1,522	568	954
Order backlog	10,040	9,320	720
Other	1,803	285	1,518

Total	$126,706	$26,244	$100,462

        The total carrying amount of identifiable intangible assets not subject to amortization consists of $159.4 million and $125.5 million of trademarks and trade names at March 31, 2007 and September 30, 2006, respectively.

        The aggregate amortization expense on identifiable intangible assets for the thirteen and twenty-six week periods ended March 31, 2007 and April 1, 2006 was approximately $3.4 million, $5.0 million, $1.5 million, and $3.3 million, respectively. The estimated amortization expense for fiscal 2007 is $12.9 million and for each of the five succeeding years 2008 through 2012 is $10.4 million, $9.2 million, $9.2 million, $9.2 million and $9.1 million, respectively.

        Intangible assets acquired during the twenty-six week period ended March 31, 2007 were as follows (in thousands):

	Twenty-Six Week Period Ended
	March 31, 2007
	Cost	Amortization Period
Intangible assets not subject to amortization:
Goodwill	$341,075	none
Trademarks and trade names	33,930	none

	375,005

Intangible assets subject to amortization:
Unpatented technology	73,830	22.5 years
Trade secrets	6,690	22 years
Order backlog	4,530	1 year

	85,050	21.3 years

Total	$460,055

        The following is a summary of the changes in the carrying value of goodwill from September 30, 2006 through March 31, 2007 (in thousands):

Balance, September 30, 2006	$877,829
Goodwill recorded during the year	341,075
Other	(48)

Balance, March 31, 2007	$1,218,856

7.    PRODUCT WARRANTY

        The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold varies among the Company's operations, ranging from 90 days to five years. A provision for the estimated cost to repair or replace the products is recorded at the time of sale and periodically adjusted to reflect actual experience.

        The following table presents a reconciliation of changes in the product warranty liability for the periods indicated below (in thousands):

	Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006
Liability balance at beginning of period	$2,472	$2,789
Accruals for warranties issued	639	545
Warranty costs incurred	(705)	(902)
Acquisitions	1,593	—

Liability balance at end of period	$3,999	$2,432

8.    DEBT

        Summary—The Company's long-term debt at March 31, 2007 and September 30, 2006 consisted of the following (in thousands):

	March 31, 2007	September 30, 2006
Term loans	$780,000	$650,000
7 3/4% senior subordinated notes due 2014	575,000	275,000
Premium on 7 3/4% senior subordinated notes due 2014	2,968	—

Total debt	$1,357,968	$925,000

        Revolving Credit Facility and Term Loans—In connection with the acquisition of ATI, TransDigm entered into an amendment to the senior secured credit facility which provided for, among other things, an additional term loan of $130 million. TransDigm used the proceeds from the additional term loan together with the proceeds from the issuance and sale of the New Notes (defined below) and a portion of the Company's available cash balances to fund the acquisition of ATI and to pay related transaction expenses. The interest rate on the term loans at March 31, 2007 was 7.35%. Also, see Note 4.

        In addition, pursuant to the terms of the amendment, and effective as of the closing date of the acquisition of ATI, the revolving credit facility was increased by $50 million, resulting in an aggregate revolving credit facility of $200 million, of which approximately $198.4 million was available as of March 31, 2007.

        Senior Subordinated Notes—On February 7, 2007, TransDigm Inc. issued and sold $300 million aggregate principal amount of its 7 3/4% senior subordinated notes due 2014 (the "New Notes"). The Company received $3.0 million of premium in connection with the issuance of the New Notes due to the fact that such New Notes were issued at 101% of the principal amount thereof. The terms of the

New Notes are substantially identical to the terms of the 7 3/4% senior subordinated notes due 2014 that were issued and sold by TransDigm on June 23, 2006.

9.    INCOME TAXES

        At the end of each reporting period, the Company makes an estimate of its annual effective income tax rate. The estimate used in the year-to-date period may change in subsequent periods. The Company recorded an income tax provision of $13.0 million in the thirteen week period ended March 31, 2007 compared to a provision of $8.9 million in the prior year period. The effective tax rate for the thirteen week period ended March 31, 2007 was 37.7% compared to 38.5% for the comparable period in the prior year. The lower effective tax rate was primarily due to a reduction in state and local taxes.

        The Company recorded an income tax provision of $24.7 million in the twenty-six week period ended March 31, 2007 compared to $14.5 million in the prior year period. The effective tax rate for the twenty-six week period ended March 31, 2007 was 37.2% compared to 38.4% for the comparable period in the prior year. The lower effective tax rate was due to the retroactive reinstatement of the research and development tax credit and a reduction in state and local taxes. The federal research and development tax credit expired on April 1, 2006. On December 20, 2006, the Tax Relief and Health Care Act of 2006 was enacted, which retroactively reinstated and extended the research and development tax credit from January 1, 2006 to December 31, 2007. The retroactive benefit for the previously expired period from January 1, 2006 to September 30, 2006 is reflected as a discrete item which lowered the Company's effective tax rate by approximately 0.8%.

10.    EARNINGS PER SHARE CALCULATION

        The following table sets forth the computation of basic and diluted earnings per share:

	Thirteen Week Periods Ended		Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
	(in thousands, except per share data)
Basic Earnings Per Share Computation:
Net income	$21,514	$14,274	$41,849	$23,258

Weighted-average shares outstanding	44,972	44,255	44,872	44,228

Basic earnings per share	$0.48	$0.32	$0.93	$0.53

Diluted Earnings Per Share Computation:
Net income	$21,514	$14,274	$41,849	$23,258
Weighted-average shares outstanding	44,972	44,255	44,872	44,228
Effect of dilutive options outstanding(1)	3,028	2,866	3,025	2,665

Total weighted-average shares outstanding	48,000	47,121	47,897	46,893

Diluted earnings per share	$0.45	$0.30	$0.87	$0.50

(1)
Stock options outstanding at March 31, 2007 that were excluded from the diluted earnings per share computation for the thirteen and twenty-six weeks ended March 31, 2007, due to the anti-dilutive effect of such options, were immaterial.

11.    STOCK COMPENSATION PLANS

        The Company's stock compensation plans are designed to assist us in attracting, retaining, motivating and rewarding key employees, directors or consultants, and promoting the creation of long-term value for stockholders by closely aligning the interests of these individuals with those of the Company's stockholders. The Company's stock compensation plans provide for the granting of stock options, restricted stock and other stock-based incentives.

        Prior to December 20, 2006, the Company used the minimum value method of accounting for stock-based compensation as provided for in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The minimum value method does not require the use of a volatility factor in measuring the value of a stock-based compensation grant. Concurrent with the initial filing of the Company's Registration Statement on Form S-1 on December 20, 2006, on a prospective basis, the Company converted to the fair value method also provided for in SFAS 123.

        Effective October 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123 utilizing the modified prospective method. SFAS 123R requires stock-based compensation to be measured using the fair value method of accounting. The Company records compensation expense for service based awards under the straight line method. Expense related to performance based awards is recorded in the service period corresponding to the performance target. SFAS 123R also requires the tax benefits associated with these share-based payments to be classified as financing activities in statements of cash flows, rather than as operating activities as required under SFAS 123. The tax benefit of $1.8 million associated with share-based payments was recorded in operating activities in the twenty-six week period ended April 1, 2006. The adoption of SFAS 123R did not have a significant impact on the Company's financial condition or results of operations. The Company estimates that forfeitures of unvested awards will be insignificant and accordingly does not adjust stock based compensation expense for projected forfeitures.

        The following table shows the expense recognized by the Company for stock-based compensation (in thousands):

	Thirteen Week Periods Ended		Twenty-Six Week Periods Ended
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
Stock option compensation expense:
Time vested stock options	$111	$57	$222	$103
Performance vested stock options	537	841	1,227	1,031
Restricted stock award amortization	5	—	10	—

	$653	$898	$1,459	$1,134

        As of March 31, 2007, there was $5.5 million of total unrecognized compensation cost related to nonvested awards expected to vest, which is expected to be recognized over a weighted-average period of 1.5 years.

  2006 Stock Incentive Plan

        In conjunction with the consummation of the IPO, a 2006 stock incentive plan was adopted by TD Group. TD Group has reserved 2,619,668 shares of its common stock for issuance to key employees, directors or consultants under the plan. Awards under the plan may be in the form of options, restricted stock or other stock-based awards. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options, and will have an exercise price of not less than the fair market value of our common stock on the date of grant.

        On April 21, 2006, 2,370 restricted shares were issued with a weighted-average grant date fair value of $25.34 and which vest over three years. During the twenty-six weeks ended March 31, 2007, 5,460 shares of common stock with a weighted-average grant date fair value of $27.43.

        At March 31, 2007, 2,611,838 remaining shares were available for award under TD Group's 2006 stock incentive plan.

  2003 Stock Option Plan

        Certain executives and key employees of the Company were granted stock options under TD Group's 2003 stock option plan. Upon the closing of the Merger, certain employees rolled over certain then-existing options to purchase shares of common stock of TransDigm Holdings. These employees were granted rollover options to purchase an aggregate of 3,870,152 shares of common stock of TD Group (after giving effect to the 149.60 for 1.00 stock split effected on March 14, 2006). All rollover options granted were fully vested on the date of grant. In addition to shares of common stock reserved for issuance upon the exercise of rollover options, an aggregate of 5,469,301 shares of TD Group's common stock are reserved for issuance upon the exercise of new management options. In general, approximately 20% of all new management options vest based on employment service or a change in control. These time vested options have a graded vesting schedule of up to four years. Approximately 80% of all new management options vest (i) based upon the satisfaction of specified performance criteria, which is annual and cumulative EBITDA As Defined targets through 2008, or (ii) upon the occurrence of a change in control if the Investor Group (defined as Warburg Pincus and the other investors who invested in TD Group in connection with the Merger) receives a minimum specified rate of return. Unless terminated earlier, the options expire ten years from the date of grant.

        TD Group has reserved a total of 9,339,453 shares of its common stock for issuance to the Company's employees under the plan, 9,267,698 of which had been issued as of March 31, 2007.

        In addition to the stock options issued under the plan covering the Company's employees, members of the Company's board of directors have also been granted stock options of TD Group.

        The fair value of the Company's employee stock options was estimated at the date of grant using a Black-Sholes-Merton option-pricing model with the following weighted average assumptions for all options granted during the twenty-six week periods ended:

	March 31, 2007	April 1, 2006
Risk-free interest rate	4.41% to 4.49%	4.21% to 4.33%
Expected life of options	4 years	4 years
Expected dividend yield of stock	—	—
Expected volatility of stock	30%	0% to 30%

        The risk-free interest rate is based upon the three and five-year Treasury Bond rates as of the grant date. The average expected life of stock-based awards is based on vesting schedules and contractual terms. Expected volatility of stock was calculated using historical and implied volatilities. The Company does not pay dividends; thus, no dividend rate assumption is used.

        The total fair value of shares vested during the twenty-six weeks ended March 31, 2007 and April 1, 2006 was $0.1 million and $1.0 million, respectively.

        Time Vested Stock Options—The following table summarizes activity, pricing and other information for the Company's time vested stock-based award activity during the twenty-six week period ended March 31, 2007:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2006	1,062,577	$9.10
Granted	14,000	25.60
Exercised	(43,347)	10.45
Forfeited	(12,468)	12.57

Outstanding at March 31, 2007	1,020,762	$9.23	7 years	$27,713,688

Expected to vest	1,020,762	$9.23	7 years	$27,713,688

Exercisable at March 31, 2007	823,414	$8.19	6.8 years	$23,212,041

        Performance Vested Stock Options—The following table summarizes the activity, pricing and other information for the Company's performance vested stock-based award activity during the twenty-six week period ended March 31, 2007:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2006	4,250,241	$9.09
Granted	268,000	31.85
Exercised	(197,415)	8.60
Forfeited	(54,031)	11.53

Outstanding at March 31, 2007	4,266,795	$10.51	7.2 years	$110,381,987

Expected to vest	4,266,795	$10.51	7.2 years	$110,381,987

Exercisable at March 31, 2007	1,860,878	$8.36	6.9 years	$52,141,802

        Rollover Option Awards—The following table summarizes the activity, pricing and other information for the Company's rollover option award activity during the twenty-six week period ended March 31, 2007:

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2006	2,788,321	2.45
Granted	—	—
Exercised	(162,365)	3.33
Forfeited	—	—

Outstanding at March 31, 2007	2,625,956	2.39	3.4 years	$89,256,244

Expected to vest	2,625,956	$2.39	3.4 years	$89,256,244

Exercisable at March 31, 2007	2,625,956	$2.39	3.4 years	$89,256,244

        The weighted-average grant date fair value of time, performance and rollover options granted during the twenty-six week periods ended March 31, 2007 and April 1, 2006 were $9.83 and $2.58, respectively. The total intrinsic value of time, performance and rollover options exercised during the twenty-six week period ended March 31, 2007 and April 1, 2006 were $8.5 million and $7.0 million, respectively.

12.    SUPPLEMENTAL GUARANTOR INFORMATION

        TransDigm's 7 3/4% senior subordinated notes are jointly and severally guaranteed, on a senior subordinated basis, by TD Group and TransDigm Inc.'s Domestic Restricted Subsidiaries, as defined therein. The following supplemental consolidating condensed financial information presents the balance sheets of the Company as of March 31, 2007 and September 30, 2006 and its statements of income and cash flows for the twenty-six week periods ended March 31, 2007 and April 1, 2006.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF MARCH 31, 2007

(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,495	$56,998	$3,302	$—	$64,795
Trade accounts receivable—Net	—	31,173	58,513	—	89,686
Inventories	—	39,709	79,415	—	119,124
Deferred income taxes	—	5,484	12,244	—	17,728
Prepaid expenses and other	—	4,271	2,218	—	6,489

Total current assets	4,495	137,635	155,692	—	297,822
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	404,991	1,840,867	(5,938)	(2,239,920)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	22,940	63,669	—	86,609
GOODWILL	—	446,278	772,578	—	1,218,856
TRADEMARKS AND TRADE NAMES	—	52,997	106,430	—	159,427
OTHER INTANGIBLE ASSETS—Net	—	35,729	144,808	—	180,537
DEBT ISSUE COSTS—Net	—	24,351	—	—	24,351
OTHER	—	322	180	—	502

TOTAL ASSETS	$409,486	$2,561,119	$1,237,419	$(2,239,920)	$1,968,104

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$12,270	$12,286	$—	$24,556
Accrued liabilities	—	22,127	13,717	—	35,844

Total current liabilities	—	34,397	26,003	—	60,400
LONG-TERM DEBT	—	1,357,968	—	—	1,357,968
DEFERRED INCOME TAXES	(5,606)	110,607	25,184	—	130,185
OTHER NON-CURRENT LIABILITIES	2,899	3,579	880	—	7,358

Total liabilities	(2,707)	1,506,551	52,067	—	1,555,911

STOCKHOLDERS' EQUITY	412,193	1,054,568	1,185,352	(2,239,920)	412,193

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	409,486	$2,561,119	$1,237,419	$(2,239,920)	$1,968,104

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2006

(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,604	$62,561	$(2,948)	$—	$61,217
Trade accounts receivable—Net	—	27,770	37,798	—	65,568
Income taxes receivable	—	9,366	—	—	9,366
Inventories	—	32,072	57,171	—	89,243
Deferred income taxes	—	7,390	—	—	7,390
Prepaid expenses and other	(248)	778	867	—	1,397

Total current assets	1,356	139,937	92,888	—	234,181
INVESTMENTS IN SUBSIDIARIES AND INTERCOMPANY BALANCES	358,106	1,338,439	(10,992)	(1,685,553)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	24,895	37,956	—	62,851
GOODWILL	—	446,326	431,503	—	877,829
TRADEMARKS AND TRADE NAMES	—	52,997	72,500	—	125,497
OTHER INTANGIBLE ASSETS—Net	—	37,086	63,376	—	100,462
DEBT ISSUE COSTS—Net	—	14,872	—	—	14,872
OTHER	—	858	162	—	1,020

TOTAL ASSETS	$359,462	$2,055,410	$687,393	$(1,685,553)	$1,416,712

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$11,690	$7,074	$—	$18,764
Accrued liabilities	139	16,450	8,086	—	24,675

Total current liabilities	139	28,140	15,160	—	43,439
LONG-TERM DEBT	—	925,000	—	—	925,000
DEFERRED INCOME TAXES	(5,606)	83,715	—	—	78,109
OTHER NON-CURRENT LIABILITIES	1,888	4,355	880	—	7,123

Total liabilities	(3,579)	1,041,210	16,040	—	1,053,671

STOCKHOLDERS' EQUITY	363,041	1,014,200	671,353	(1,685,553)	363,041

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$359,462	$2,055,410	$687,393	$(1,685,553)	$1,416,712

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME

FOR THE TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006

(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$86,654	$121,762	$—	$208,416
COST OF SALES	—	38,763	63,933	—	102,696

GROSS PROFIT	—	47,891	57,829	—	105,720
OPERATING EXPENSES:
Selling and administrative	2,382	13,905	9,229	—	25,516
Amortization of intangibles	—	1,132	2,134	—	3,266

Total operating expenses	2,382	15,037	11,363	—	28,782

INCOME FROM OPERATIONS	(2,382)	32,854	46,466	—	76,938
OTHER INCOME (EXPENSES):
Interest expense—Net	(17,589)	(23,478)	1,886	—	(39,181)
Equity in income of subsidiaries	35,907	30,074	—	(65,981)	—

INCOME BEFORE INCOME TAXES	15,936	39,450	48,352	(65,981)	37,757
INCOME TAX PROVISION (BENEFIT)	(7,322)	3,543	18,278	—	14,499

NET INCOME	$23,258	$35,907	$30,074	$(65,981)	$23,258

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF INCOME

FOR THE TWENTY-SIX WEEK PERIOD ENDED MARCH 31, 2007

(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$102,739	$164,408	$—	$267,147
COST OF SALES	—	44,448	83,994	—	128,442

GROSS PROFIT	—	58,291	80,414	—	138,705
OPERATING EXPENSES:
Selling and administrative	—	13,354	13,353	—	26,707
Amortization of intangibles	—	1,395	3,615	—	5,010

Total operating expenses	—	14,749	16,968	—	31,717

INCOME FROM OPERATIONS	—	43,542	63,446	—	106,988
OTHER INCOME (EXPENSES):
Interest expense—Net	—	(34,066)	(6,330)	—	(40,396)
Equity in income of subsidiaries	41,849	35,870	—	(77,719)	—

INCOME BEFORE INCOME TAXES	41,849	45,346	57,116	(77,719)	66,592
INCOME TAX PROVISION	—	3,497	21,246	—	24,743

NET INCOME	$41,849	$41,849	$35,870	$(77,719)	$41,849

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE TWENTY-SIX WEEK PERIOD ENDED MARCH 31, 2007
(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES:
Net income	$41,849	$41,849	$35,870	$(77,719)	$41,849
Adjustments to reconcile net income to net cash provided by operating activities	(42,515)	310	(21,963)	77,719	13,551

Net cash provided by (used in) operating activities	(666)	42,159	13,907	—	55,400

INVESTING ACTIVITIES
Capital expenditures	—	(1,503)	(2,702)	—	(4,205)
Acquisition of businesses	—	(475,705)	—	—	(475,705)

Net cash used in investing activities	—	(477,208)	(2,702)	—	(479,910)
FINANCING ACTIVITIES:
Changes in intercompany activities	(2,020)	6,975	(4,955)	—	—
Proceeds from issuance of senior subordinated notes, net of fees	—	297,029	—	—	297,029
Borrowings under senior secured credit facility, net of fees	—	125,482	—	—	125,482
Tax benefit from exercise of stock options	2,859	—	—	—	2,859
Proceeds from exercise of stock options	2,718	—	—	—	2,718

Net cash provided by (used in) financing activities	3,557	429,486	(4,955)	—	428,088

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,891	(5,563)	6,250	—	3,578
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,604	62,561	(2,948)	—	61,217

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,495	$56,998	$3,302	$—	$64,795

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006

(Amounts in thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES:
Net income	23,258	$35,907	$30,074	$(65,981)	$23,258
Adjustments to reconcile net income to net cash provided by operating activities	(121,968)	(23,828)	(4,515)	65,981	(84,330)

Net cash provided by (used in) operating activities	(98,710)	12,079	25,559	—	(61,072)

INVESTING ACTIVITIES
Capital expenditures	—	(1,470)	(2,361)	—	(3,831)

Net cash used in investing activities	—	(1,470)	(2,361)	—	(3,831)

FINANCING ACTIVITIES:
Changes in intercompany activities	3,742	20,560	(24,302)	—	—
Proceeds from exercise of stock options	776	—	—	—	776
Repayment of amounts borrowed under credit facility	—	(1,472)	—	—	(1,472)
Repayment of unsecured promissory notes	(199,997)	—	—	—	(199,997)
New loan facility, net of fees	193,752	—	—	—	193,752
Dividend payment to TD Group	102,785	(102,785)	—	—	—

Net cash provided by (used in) financing activities	101,058	(83,697)	(24,302)	—	(6,941)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,348	(73,088)	(1,104)	—	(71,844)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	106,082	(1,861)	—	104,221

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,348	$32,994	$(2,965)	$—	$32,377

TRANSDIGM GROUP INCORPORATED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TransDigm Group Incorporated

        We have audited the accompanying consolidated balance sheets of TransDigm Group Incorporated and subsidiaries as of September 30, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. Our audit also included the financial statement schedule on page F-62. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransDigm Group Incorporated and subsidiaries at September 30, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
November 16, 2006

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 AND 2005

(Amounts in thousands, except share amounts)

	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$61,217	$104,221
Trade accounts receivable—Net	65,568	63,554
Income taxes receivable	9,366	—
Inventories	89,243	76,077
Deferred income taxes	7,390	12,746
Prepaid expenses and other	1,397	1,748

Total current assets	234,181	258,346
PROPERTY, PLANT AND EQUIPMENT—Net	62,851	63,624
GOODWILL	877,829	855,684
TRADEMARKS AND TRADE NAMES	125,497	125,497
OTHER INTANGIBLE ASSETS—Net	100,462	104,454
DEBT ISSUE COSTS—Net	14,872	19,340
OTHER	1,020	803

TOTAL ASSETS	$1,416,712	$1,427,748

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$18,764	$16,419
Accrued liabilities	24,675	120,425
Current portion of long-term debt	—	2,943

Total current liabilities	43,439	139,787
LONG-TERM DEBT—Less current portion	925,000	886,903
DEFERRED INCOME TAXES	78,109	64,950
OTHER NON-CURRENT LIABILITIES	7,123	3,001

Total liabilities	1,053,671	1,094,641

STOCKHOLDERS' EQUITY:
Common stock—$.01 par value; authorized 224,400,000 shares; issued 44,664,020 and 44,201,628 at September 30, 2006 and 2005, respectively	446	442
Additional paid-in capital	296,757	290,451
Retained earnings	67,667	42,550
Accumulated other comprehensive loss	(1,829)	(336)

Total stockholders' equity	363,041	333,107

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,416,712	$1,427,748

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share amounts)

	Fiscal Years Ended
	2006	2005	2004
NET SALES	$435,164	$374,253	$300,703
COST OF SALES (Including inventory purchase accounting charges of $200, $1,493 and $18,471 for the periods ended September 30, 2006, 2005 and 2004 respectively)	213,874	189,983	164,198

GROSS PROFIT	221,290	184,270	136,505
OPERATING EXPENSES:
Selling and administrative	48,309	38,943	31,201
Amortization of intangibles	6,197	7,747	10,325
Refinancing costs	48,617	—	—

Total operating expenses	103,123	46,690	41,526

INCOME FROM OPERATIONS	118,167	137,580	94,979
INTEREST EXPENSE—Net	76,732	80,266	74,675

INCOME BEFORE INCOME TAXES	41,435	57,314	20,304
INCOME TAX PROVISION	16,318	22,627	6,682

NET INCOME	$25,117	$34,687	$13,622

Net earnings per share:
Basic earnings per share	$0.57	$0.78	$0.31
Diluted earnings per share	$0.53	$0.75	$0.29
Weighted-average shares outstanding:
Basic	44,415	44,202	44,193
Diluted	47,181	46,544	46,300

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in thousands, except share amounts)

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
BALANCE—October 1, 2003	44,092,655	$442	$288,971	$(5,759)	$(103)	$283,551
Compensation expense recognized for employee stock options	—	—	633	—	—	633
Comprehensive income:
Net income	—	—	—	13,622	—	13,622
Other comprehensive loss	—	—	—	—	(179)	(179)

Comprehensive income						13,443
Purchase of common stock	—	—	(239)	—	—	(239)
Proceeds from exercise of stock options	108,973	—	24	—	—	24

BALANCE—September 30, 2004	44,201,628	442	289,389	7,863	(282)	297,412
Compensation expense recognized for employee stock options	—	—	1,062	—	—	1,062
Comprehensive income:
Net income	—	—	—	34,687	—	34,687
Other comprehensive loss	—	—	—	—	(54)	(54)

Comprehensive income						34,633

BALANCE—September 30, 2005	44,201,628	442	290,451	42,550	(336)	333,107
Compensation expense recognized for employee stock options	—	—	2,393	—	—	2,393
Income tax benefit from exercise of stock options	—	—	2,478	—	—	2,478
Exercise of employee stock options	462,392	4	1,425	—	—	1,429
Restricted stock issued	—	—	10	—	—	10
Comprehensive income:
Net income	—	—	—	25,117	—	25,117
Interest rate swap	—	—	—	—	(1,772)	(1,772)
Other comprehensive income	—	—	—	—	279	279

Comprehensive income						23,624

BALANCE—September 30, 2006	44,664,020	$446	$296,757	$67,667	$(1,829)	$363,041

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Fiscal Years Ended September 30,
	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$25,117	$34,687	$13,622
Adjustments to reconcile net income to net cash provided by operating activities:
Inventory purchase accounting charge	—	1,493	18,471
Depreciation	9,914	9,209	7,978
Amortization of intangibles	6,197	7,747	10,325
Amortization/write-off of debt issue costs	26,721	3,808	3,791
Loss on repayment of senior subordinated notes	25,611	—	—
Non-cash stock option costs	2,393	1,062	630
Deferred income taxes	18,227	693	2,706
Changes in assets and liabilities, net of effects from acquisitions of businesses:
Trade accounts receivable	(489)	(15,576)	(5,134)
Inventories	(10,163)	(4,566)	(2,157)
Income taxes receivable and other assets	(10,409)	(1,534)	36,583
Accounts payable	1,618	4,031	(499)
Accrued and other liabilities	(4,625)	5,049	(6,450)
Deferred compensation liability	(27,848)	5,786	5,539
Interest on senior unsecured promissory notes	(59,206)	28,806	25,734

Net cash provided by operating activities	3,058	80,695	111,139

INVESTING ACTIVITIES:
Capital expenditures	(8,350)	(7,960)	(5,416)
Acquisition of businesses	(26,973)	(63,171)	(21,531)
Purchase of marketable securities	—	(65,374)	(94,675)
Sales and maturity of marketable securities	—	115,975	44,003

Net cash used in investing activities	(35,323)	(20,530)	(77,619)

FINANCING ACTIVITIES:
Borrowings under the Senior Secured Credit Facility—net of fees	640,783	—	—
Proceeds from 7 3/4% Senior Subordinated Notes—net of fees	268,754	—	—
Borrowings under TD Group Loan Facility—net of fees	193,752	—	—
Proceeds from exercise of stock options	1,429	—	24
Repayment of amounts borrowed under former credit facility	(289,849)	(2,942)	(2,209)
Repayment of 8 3/8% senior subordinated notes	(425,611)	—	—
Repayment of TD Group Loan Facility	(200,000)	—	—
Repayment of senior unsecured promissory notes	(199,997)	—	—
Payment of license obligation	—	(1,500)	(1,500)
Purchase of common stock	—	—	(239)

Net cash used in financing activities	(10,739)	(4,442)	(3,924)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(43,004)	55,723	29,596
CASH AND CASH EQUIVALENTS—Beginning of period	104,221	48,498	18,902

CASH AND CASH EQUIVALENTS—End of period	$61,217	$104,221	$48,498

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$137,637	$45,995	$45,535

Net cash paid/(received) during the period for income taxes	$8,313	$19,232	$(32,933)

See Notes to Consolidated Financial Statements.

TRANSDIGM GROUP INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE BUSINESS AND MERGER

        Description of the Business—On January 19, 2006 TD Holding Corporation changed its legal name to TransDigm Group Incorporated ("TD Group"). This change was effected to ensure that investors recognize that TD Group is the ultimate owner of the TransDigm group of operating companies, as the TransDigm name is recognized in the industry in which TD Group's subsidiaries operate. TD Group, through its wholly-owned subsidiary, TransDigm Inc., is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. TransDigm Inc., which includes the AeroControlex and Adel Wiggins Groups, along with its wholly-owned operating subsidiaries, MarathonNorco Aerospace, Inc., Adams Rite Aerospace, Inc., Champion Aerospace Inc., Avionic Instruments, Inc., Skurka Aerospace Inc., and Sweeney Engineering Corp. (collectively, with TD Group, the "Company" or "TransDigm") offers a broad range of proprietary aerospace components. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include ignition systems and components, gear pumps, mechanical/electromechanical actuators and controls, NiCad batteries/chargers, power conditioning devices, hold open rods and locking devices, engineered connectors, engineered latches, cockpit security devices, lavatory hardware and components, specialized AC/DC electric motors and specialized valving.

        TransDigm Holding Company ("TransDigm Holdings") was a wholly-owned subsidiary of TD Group and the direct parent of TransDigm Inc. and was merged into TransDigm Inc. on June 26, 2006.

        TD Group was incorporated on July 8, 2003 by outside investors to acquire control of TransDigm Holdings through the Merger described below and had no operations prior to the Merger. TD Group has no significant assets or operations other than its 100% ownership of TransDigm Inc.

        Initial Public Offering—On March 20, 2006, TD Group completed an initial public offering, or IPO, of its common stock (see Note 14). As a result of the IPO, TD Group's common stock is publicly traded on the New York Stock Exchange under the ticker symbol "TDG".

        On March 14, 2006, TD Group effected a 149.6 for 1 stock split and, in conjunction therewith, amended and restated its certificate of incorporation to increase the number of authorized shares of common stock and preferred stock. All common shares and per common share amounts in these condensed consolidated financial statements prior to March 14, 2006 have been retroactively adjusted for all periods presented to give effect to the stock split, including reclassifying an amount equal to the increase in par value from additional paid-in capital to common stock.

        Merger—On July 22, 2003, an entity formed by Warburg Pincus Private Equity VIII, L.P. ("Warburg Pincus") merged with and into TransDigm Holdings, with TransDigm Holdings continuing as the surviving corporation as a wholly-owned subsidiary of a newly formed corporation controlled by Warburg Pincus, TD Group (the "Merger").

        Separate Financial Statements—Separate financial statements of TransDigm Inc. are not presented since the 7 3/4% senior subordinated notes, or the 7 3/4% Senior Subordinated Notes, are fully and unconditionally guaranteed on a senior subordinated basis by TD Group and all existing domestic subsidiaries of TransDigm Inc. and since TD Group has no significant operations or assets separate from its investment in TransDigm Inc.

2.    ACQUISITIONS

        Sweeney—On June 12, 2006, TransDigm Inc. acquired all of the outstanding capital stock of Sweeney Engineering Corp. ("Sweeney") for $25.5 million in cash. Sweeney designs and manufactures specialized aerospace valving used primarily in fuel, environmental control, and de-icing applications. The products are used on defense and commercial aircraft applications. Sweeney's product characteristics and market position fit well with TransDigm's overall direction. The acquired business was consolidated into AeroControlex's existing business in Painesville, Ohio during the first quarter of fiscal 2007. The Company expects that the $20.7 million of goodwill recognized for the acquisition will not be deductible for tax purposes.

        Motor Product Line—On June 30, 2005, TransDigm Inc., through its wholly-owned Skurka Aerospace Inc. subsidiary, acquired an aerospace motor product line from Eaton Corporation for $9.6 million in cash. The Eaton business has been a long-time supplier of aerospace motors and related products. The motor products are used on a range of commercial aircraft, as well as military programs. The product line's proprietary products, market position, and aftermarket content fit well with TransDigm's overall direction. The acquired business was consolidated into Skurka's existing aerospace motor business in Camarillo, California. The Company expects that the $4.8 million of goodwill recognized for the acquisition will be deductible for income tax purposes.

        Fluid Regulators—On January 28, 2005, TransDigm Inc. acquired all of the outstanding capital stock of Fluid Regulators Corporation, a wholly-owned subsidiary of Esterline Technologies Corporation, for $23.5 million in cash, net of a purchase price adjustment of $0.5 million received in April 2005. Fluid Regulators designs and manufactures highly engineered flight control and pressure valves used in hydraulic, fuel, lubrication and related applications. The products are used on a wide range of commercial and regional aircraft as well as many corporate and military aircraft. Fluid Regulator's product characteristics and market position fit well with TransDigm's overall direction. Fluid Regulators was merged into TransDigm Inc. on September 30, 2005. The Company expects that the $15.7 million in goodwill recognized in accounting for the acquisition will not be deductible for income tax purposes.

        Skurka—On December 31, 2004, TransDigm Inc., through its wholly-owned Skurka Aerospace Inc. subsidiary, acquired certain assets and assumed certain liabilities of Skurka Engineering Company ("Skurka") for $30.7 million in cash. Skurka designs and manufactures engineered aerospace components, primarily AC/DC electric motors and transducers. The products are used on a wide range of commercial and military aircraft, ships and ground vehicles. Skurka's product characteristics and market position fit well with TransDigm's overall direction. The Company expects that the $20.7 million of goodwill recognized in accounting for the acquisition will be deductible for income tax purposes.

        Avionic Instruments—On July 9, 2004, TransDigm acquired all of the outstanding capital stock of Avionic Instruments, Inc. ("Avionic Instruments") and DAC Realty Corp. ("DAC") for approximately $20.9 million in cash, net of a purchase price adjustment of $0.6 million, net of fees, received in April 2005. Avionic Instruments designs and manufactures specialized power conversion devices for a wide range of aerospace applications. These products are used on most commercial and regional transports as well as many corporate and military aircraft. DAC is a realty company that holds title to the real property used in connection with the operation of the business of Avionic Instruments. Avionic Instruments' proprietary products, market position and aftermarket content fit well with the TransDigm's overall business direction. In addition, the acquisition significantly enhances the Company's existing market position in aerospace power conversion devices.

        The purchase price consideration of $20.9 million in cash was funded through the use of the Company's existing cash balances. Goodwill of $13.1 million recognized in accounting for the acquisition will not be deductible for income taxes. The Company accounted for the acquisition as a purchase and included the results of operations of the acquired company in its consolidated financial statements from the effective date of the acquisition.

        The Company accounted for the acquisitions of Sweeney, Skurka, Fluid Regulators, the motor product line and Avionic Instruments (collectively, the "Acquisitions") as purchases and included the results of operations of the Acquisitions in its consolidated financial statements from the effective date of each acquisition. The Company is in the process of obtaining third-party valuations of certain tangible and intangible assets of Sweeney; thus, the values attributed to acquired assets in the consolidated financial statements are subject to adjustment. Pro forma net sales and results of operations for the Acquisitions, had the Acquisitions occurred at the beginning of the applicable fiscal year ended September 30th are not significant and, accordingly, are not provided.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Consolidation—The accompanying consolidated financial statements include the accounts of TD Group and subsidiaries. All significant intercompany balances and transactions have been eliminated.

        Revenue Recognition and Related Allowances—The Company recognizes substantially all revenue based upon shipment of products to the customer, at which time title and risk of loss passes to the customer. Substantially all sales are made pursuant to firm, fixed-price purchase orders received from customers. Shipping and handling costs are included in cost of goods sold. Provisions for estimated returns, uncollectible accounts and the cost of repairs under contract warranty provisions are provided for in the same period as the related revenues are recorded and are principally based on historical results modified, as appropriate, by the most current information available. Due to uncertainties in the estimation process, it is possible that actual results may vary from the estimates and the differences could be material.

        Research and Development Costs—The Company expenses research and development costs as incurred. The cost recognized for research and development costs for the years ended September 30, 2006, 2005 and 2004 was approximately $3.9 million, $2.5 million and $2.2 million, respectively.

        Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Marketable Securities—Marketable securities consist of U.S. Treasury Notes, U.S. Government Agency mortgage-backed obligations, corporate bonds and asset backed securities. The Company accounted for its marketable securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), which requires that marketable debt and equity securities be adjusted to market value at the end of each accounting period, except in the case of debt securities which a holder has the positive intent and ability to hold to maturity, in which case the debt securities are carried at cost. For marketable debt and equity securities carried at market value, unrealized market value gains and losses are charged or credited to a separate component of stockholders' equity ("accumulated other comprehensive loss").

        The Company determined the proper classification of its marketable debt and equity securities at the time of purchase and reevaluated such designations as of each balance sheet date. All marketable securities were sold during fiscal 2005. Realized gains and losses on sale of securities, as determined on a specific identification basis, were included in net income.

        Proceeds from the sale/maturity of marketable securities were $116.0 and $44.0 million during the years ended September 30, 2005 and 2004, respectively. Gross realized losses for the years ended September 30, 2005 and 2004 were $0.8 million and $0.1 million, respectively. There were no marketable securities at September 30, 2006 and September 30, 2005.

        Allowance for Uncollectible Accounts—The Company reserves for amounts determined to be uncollectible based on specific identification and historical experience. The allowance also incorporates a provision for the estimated impact of disputes with customers. The determination of the amount of the allowance for doubtful accounts is subject to significant levels of judgment and estimation by management. If circumstances change or economic conditions deteriorate or improve, the allowance for doubtful accounts could increase or decrease.

        Inventories—Inventories are stated at the lower of cost or market. Cost of inventories is determined by the average cost and the first-in, first-out (FIFO) methods. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts. In accordance with industry practice, all inventories are classified as current assets even though a portion of the inventories may not be sold within one year.

        Property, Plant and Equipment—Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: land improvements from 10 to 20 years, buildings and improvements from 10 to 30 years, machinery and equipment from 3 to 10 years and furniture and fixtures from 3 to 10 years.

        The Company assesses the potential impairment of its property by determining whether the carrying value of the property can be recovered through projected, undiscounted cash flows from future operations over the property's remaining estimated useful life. Any impairment recognized is the amount by which the carrying amount exceeds the fair value of the asset.

        Debt Issue Costs, Premiums and Discounts—The cost of obtaining financing as well as premiums and discounts are amortized using the interest method over the terms of the respective obligations/securities.

        Intangible Assets—Intangible assets consist of identifiable intangibles acquired or recognized in accounting for the Merger and other acquisitions (trademarks, trade names, a license agreement, patented and unpatented technology, trade secrets and order backlog) and goodwill. Under the provisions of SFAS No. 142, amortization of goodwill and intangible assets that have indefinite useful lives ceased effective October 1, 2002. Amortization of such assets was replaced with the requirement to test them for impairment upon adoption of SFAS 142 and at least annually thereafter. A two-step impairment test is used to identify potential goodwill impairment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit (as defined) with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired, and the second step of the goodwill impairment test is unnecessary. The second step measures the amount of impairment, if any, by comparing the carrying value of the goodwill associated with a reporting unit to the implied fair value of the goodwill derived from the estimated overall fair value of the reporting unit and the individual fair values of the other assets and liabilities of the reporting unit.

        The impairment test for indefinite lived intangible assets consists of a comparison between their fair values and carrying values. If the carrying amounts of intangible assets that have indefinite useful lives exceed their fair values, an impairment loss will be recognized in an amount equal to the sum of any such excesses. The Company's annual impairment test is performed as of its fiscal year end.

        The Company assesses the recoverability of its amortizable intangible assets by determining whether the amortization over their remaining lives can be recovered through projected, undiscounted, cash flows from future operations.

        Interest Rate Swap—In connection with the June 2006 debt refinancing, the Company entered into an interest rate swap agreement with a financial institution to eliminate the variability of cash flows in interest payments on a portion of its new variable rate debt. The notional amount of the swap contract was $187 million, and will decrease to $170 million on September 23, 2007, and to $150 million on September 23, 2008. The interest rate swap agreement expires on June 23, 2009. The Company's interest rate swap effectively converts the variable rate interest on the notional amount of the Senior Secured Credit Facility to a fixed rate of 5.63% plus the 2% margin percentage, over the term of the agreement.

        The interest rate swap qualifies as an effective cash flow hedge under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Accordingly, changes in the fair value of the interest rate swap are recorded as other comprehensive income. The fair value of the interest rate swap as quoted by the financial institution, (the amount that the Company would pay to terminate the interest rate swap agreement) was $2.9 million and is recorded in other non-current liabilities and other comprehensive income (net of tax of $1.1 million) at September 30, 2006. The net-after tax derivative loss included in accumulated other comprehensive income is expected to be reclassified into interest expense in conjunction with the recognition of interest payments on the notional amounts of the swap contract through June 23, 2009, with $0.5 million of after-tax net loss expected to be recognized in interest expense within the next year.

        Stock Option and Deferred Compensation Plans—Effective with the consummation of the Merger and the issuance of the TD Group stock options the Company adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires the measurement of compensation expense under a stock option plan to be based on the estimated fair values of the awards under the plan on the grant dates and amortizes the expense over the options' vesting periods. In addition, the Company accounts for the cost of its deferred compensation plans in accordance with Opinion No. 12 of the Accounting Principles Board, which requires the cost of deferred compensation arrangements to be accrued over the service period of the related employees in a systematic and rational manner.

        Income Taxes—The Company accounts for income taxes using an asset and liability approach. Deferred taxes are recorded for the difference between the book and tax basis of various assets and liabilities. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized.

        Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Comprehensive Income (Loss)—The term "comprehensive income (loss)" represents the change in shareholders' equity from transactions and other events and circumstances resulting from non-shareholder sources. The Company's accumulated other comprehensive loss, consisting principally of its interest rate swap and minimum pension liability adjustment, is reported separately in the accompanying consolidated statements of changes in stockholders' equity, net of taxes of $1.0 million, $0.2 million and $0.1 million for fiscal years ended September 30, 2006, 2005 and 2004, respectively.

        Segment Reporting—The Company's principal business, aircraft component supplier, is reported as one segment. Substantially all of the Company's operations are located within the United States.

        Reclassifications—Certain reclassifications have been made to the accompanying fiscal 2005 and fiscal 2004 footnote disclosures to conform to the classifications used for the year ended September 30, 2006.

4.    SALES AND TRADE ACCOUNTS RECEIVABLE

        Sales—The Company's sales and receivables are concentrated in the aerospace industry. TransDigm's customers include: distributors of aerospace components; commercial airlines, large commercial transport and regional and business aircraft OEMs; various armed forces of the United States and friendly foreign governments; defense OEMs; system suppliers; and various other industrial customers.

        Information concerning the Company's net sales by its major product offerings is as follows for the period indicated below (in thousands):(1)

	Years Ended September 30,
	2006	2005	2004
Ignition systems and components	$69,533	$77,886	$76,872
Gear pumps	53,206	49,787	42,910
Mechanical/electro-mechanical actuators and controls	48,049	39,457	36,918
Engineered connectors	42,578	38,065	34,446
Specialized valves	29,880	22,204	9,229
Engineered latching and locking devices	34,676	29,368	26,585
NiCad batteries/chargers	26,932	25,112	23,620
Rods and locking devices	26,092	23,690	20,544
Lavatory hardware	22,863	19,049	16,334
Elastomers	19,254	17,661	10,339
Power conditioning devices	33,690	17,320	2,906
AC/DC electric motors	28,411	14,654	—

Total	$435,164	$374,253	$300,703

(1)
Net sales of certain product offerings have been reclassified into a different product category from the prior periods to conform to the classification used for the year ended September 30, 2006.

        For the year ended September 30, 2006, two customers accounted for approximately 10% and 9% of the Company's net sales, respectively. For the year ended September 30, 2005, three customers accounted for approximately 11%, 10% and 9% of the Company's net sales, respectively. For the year ended September 30, 2004, three customers accounted for approximately 13%, 12% and 9% of the Company's net sales, respectively. Export sales to customers, primarily in Western Europe, Canada and Asia, were $102.7 million during fiscal 2006, $81.5 million during fiscal 2005 and $69.9 million during fiscal 2004.

        Trade Accounts Receivable—Trade accounts receivable consist of the following at September 30 (in thousands):

	2006	2005
Due from U.S. government or prime contractors under U.S. government programs	$11,779	$7,224
Commercial customers	54,949	57,440
Allowance for uncollectible accounts	(1,160)	(1,110)

Trade accounts receivable—net	65,568	63,554

        Approximately 31% of the Company's trade accounts receivable at September 30, 2006 was due from four customers. In addition, approximately 24% of the Company's trade accounts receivable was due from entities that principally operate outside of the United States. Credit is extended based on an evaluation of each customer's financial condition and collateral is generally not required.

5.    INVENTORIES

        Inventories consist of the following at September 30 (in thousands):

	2006	2005
Work-in-progress and finished goods	$51,077	$40,234
Raw materials and purchased component parts	46,060	42,581

Total	97,137	82,815
Reserve for excess and obsolete inventory	(7,894)	(6,738)

Inventories—net	$89,243	$76,077

6.    PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following at September 30 (in thousands):

	2006	2005
Land and improvements	$9,055	$9,055
Buildings and improvements	26,967	25,666
Machinery, equipment and other	51,298	45,283
Construction in progress	2,809	1,891

Total	90,129	81,895
Accumulated depreciation	(27,278)	(18,271)

Property, plant and equipment—net	$62,851	$63,624

7.    INTANGIBLE ASSETS

        Intangibles assets subject to amortization consisted of the following at September 30 (in thousands):

	2006
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$92,196	$12,696	$79,500
License agreement	9,373	1,679	7,694
Trade secrets	11,772	1,696	10,076
Patented technology	1,522	568	954
Order backlog	10,040	9,320	720
Other	1,803	285	1,518

Total	$126,706	$26,244	$100,462

	2005
	Gross Carrying Amount	Accumulated Amortization	Net
Unpatented technology	$90,786	$8,488	$82,298
License agreement	9,373	1,150	8,223
Trade secrets	11,772	1,159	10,613
Patented technology	1,498	387	1,111
Order backlog	9,245	8,807	438
Other	1,827	56	1,771

Total	$124,501	$20,047	$104,454

        Information regarding the amortization expense of amortizable intangible assets is detailed below (in thousands):

Aggregate Amortization Expense:

Years ended September 30,
2006	$6,197
2005	7,747
2004	10,325

Estimated Amortization Expense:

Years ending September 30,
2007	$7,033
2008	5,731
2009	5,619
2010	5,583
2011	5,579

        The total carrying amount of identifiable intangible assets not subject to amortization consisted of trademarks and trade names in the amount of $125.5 million at September 30, 2006 and September 30, 2005. The Company performed its annual impairment test of goodwill and intangible assets that have indefinite lives as of September 30, 2006 and 2005 and determined that no impairment had occurred.

        Intangible assets acquired during the year ended September 30, 2006 were as follows (in thousands):

	Year Ended September 30, 2006
	Cost	Amortization Period
Intangible assets not subject to amortization
Goodwill	$21,483	none
Intangible assets subject to amortization
Unpatented technology	1,410	20 years
Order backlog	795	1 year

	2,205	13 years

Total	$23,688

        The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2004, 2005 and 2006 were as follows (in thousands):

Balance as of September 30, 2004	$812,460
Goodwill acquired during the year (Note 2)	41,207
Other	2,017

Balance as of September 30, 2005	855,684
Goodwill acquired during the year (Note 2)	21,483
Other	662

Balance as of September 30, 2006	$877,829

8.    ACCRUED LIABILITIES

        Summary—Accrued liabilities consist of the following at September 30 (in thousands):

	2006	2005
Interest	$6,913	$70,109
Deferred compensation obligations	1,888	29,736
Compensation and related benefits	8,831	8,858
Product warranties	2,472	2,789
Professional services	1,373	940
Other	3,198	7,993

Total	$24,675	$120,425

        Product Warranties—The Company provides limited warranties in connection with the sale of its products. The warranty period for products sold varies among the Company's operations, ranging from 90 days to five years; however, the warranty period for the majority of the Company's sales generally does not exceed one year. A provision for the estimated cost to repair or replace the products is recorded at the time of sale and periodically adjusted to reflect actual experience. The following table presents a reconciliation of changes in the product warranty liability for the periods indicated below (in thousands):

	Years Ended September 30,
	2006	2005	2004
Liability balance at beginning of period	$2,789	$2,829	$3,070
Product warranty provision	1,541	1,512	1,350
Warranty costs incurred	(1,890)	(1,985)	(1,957)
Acquisitions	32	433	366

Liability balance at end of Period	$2,472	$2,789	$2,829

9.    DEBT

        On June 23, 2006 TransDigm completed a refinancing of its entire debt structure. The Company's results of operations for the period ended September 30, 2006 include a one-time charge of $48.6 million which consisted of the premium of $25.6 million paid to redeem the 8 3/8% senior subordinated notes, the write-off of debt issue costs associated with the former senior credit facility, the 8 3/8% senior subordinated notes and the TD Group Loan Facility (as defined below) of $22.9 million, and other expenses of $0.1 million.

        Summary—The Company's long-term debt consists of the following at September 30 (in thousands):

	2006	2005
Term loans	$650,000	$289,849
7 3/4% Senior Subordinated Notes due 2014	275,000	—
8 3/8% Senior Subordinated Notes due 2011	—	400,000
12% Senior Unsecured Promissory Notes due 2008	—	199,997
TD Group Loan Facility	—	—

Total Debt	$925,000	889,846
Current maturities	—	(2,943)

Long-term portion	$925,000	$886,903

        Revolving Credit Facility and Term Loans—In connection with the refinancing, all of TransDigm Inc.'s borrowings (term loans) under the former senior secured credit facility were repaid and the senior secured credit facility was obtained. TransDigm Inc.'s senior secured credit facility totals $800 million, which consists of (1) a $150 million revolving credit line maturing in June 2012 and (2) a $650 million term loan facility maturing in June 2013. At September 30, 2006, the Company had $1.2 million letters of credit outstanding and $148.8 million of borrowings available under the senior secured credit facility.

        The interest rates per annum applicable to the loans under the senior secured credit facility are equal to either an alternate base rate or an adjusted LIBO rate for one, two, three, or six-month (or to the extent available to each lender, nine or twelve month) interest periods chosen by TransDigm Inc. in each case, plus an applicable margin percentage. The alternate base rate is the greater of (1) Credit

Suisse First Boston's prime rate or (2) 50 basis points over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan as adjusted for the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve. The applicable margin percentage is a percentage per annum equal to (1) 1.00% for alternate base rate term loans, (2) 2.00% for adjusted LIBO rate term loans, and (3) in the case of alternate base rate revolving loans and adjusted LIBO rate revolving loans, a percentage which varies based on the consolidated leverage ratio of TransDigm Inc. as of the relevant date of determination. The interest rate on the senior secured credit facility at September 30, 2006 was 7.39%.

        Under the terms of the senior secured credit facility, the Company is required to pay the administrative agent certain fees. In addition, on the last day of each calendar quarter the Company is required to pay a commitment fee of 0.375% on any unused commitments under the revolving credit line and certain other fees in respect of letters of credit that may be outstanding thereunder from time to time.

        The senior secured credit facility is subject to mandatory prepayments of term loans based on certain percentages of excess cash flows, as defined, commencing 90 days after the end of fiscal 2007, subject to exceptions. In addition, subject to exceptions (including in respect of reinvestment in productive assets), TransDigm Inc. will be required to offer to prepay the loans outstanding under the term loan facility at 100% of the principal amount thereof, plus accrued and unpaid interest, with the net proceeds of certain asset sales.

        The senior secured credit facility is guaranteed by TD Group and all of TransDigm Inc.'s current and future domestic restricted subsidiaries, and is secured by a first priority security interest in substantially all of the existing and future property and assets, including inventory, equipment, general intangibles, intellectual property, investment property and other personal property (but excluding leasehold interests, deposit accounts and certain other assets) of TransDigm Inc. and all of TransDigm Inc.'s existing and future domestic restricted subsidiaries, and a first priority pledge of the capital stock of TransDigm Inc. and TransDigm Inc.'s domestic subsidiaries and 65% of the voting capital stock of TransDigm Inc.'s foreign subsidiary.

        The agreement also contains a number of restrictive covenants restricting or limiting the ability of TD Group, TransDigm Inc. and TransDigm Inc.'s direct and indirect restricted subsidiaries to, among other things, incur or guarantee additional indebtedness or issue preferred stock, pay distributions on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt, make investments, sell assets, enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us, incur liens, consolidate, merge or transfer all or substantially all of our assets, engage in transactions with affiliates, create unrestricted subsidiaries, and engage in certain business activities. Such negative covenants are subject to certain exceptions. The negative covenants are substantially identical to the corresponding negative covenants of the 7 3/4% Senior Subordinated Notes. In addition, the senior secured credit facility includes a financial maintenance covenant requiring that TransDigm comply, on a pro forma basis, with a consolidated secured debt ratio test. Such covenant, however, inures only to the benefit of the revolving lenders. TransDigm is in compliance with all of the covenants contained in the senior secured credit facility.

        Interest Rate Swap—In connection with the refinancing, the Company entered into a three year interest rate swap agreement with a financial institution to eliminate the variability of cash flows in interest payments on a portion of its new variable rate debt. The notional amount of the swap contract was $187 million, and will decrease to $170 million on September 23, 2007, and to $150 million on September 23, 2008. The Company's interest rate swap effectively converts the variable rate interest on the notional amount of the senior secured credit facility to a fixed rate of 5.63% plus the 2% margin percentage, over the term of the agreement.

        Senior Subordinated Notes—In connection with the refinancing, $399.7 million of TransDigm Inc.'s 8 3/8% senior subordinated notes due July 15, 2011 were repaid, the remaining $0.3 million were redeemed in August 2006 and $275 million of new 73/4% senior subordinated notes due July 15, 2014, or the 7 3/4% Senior Subordinated Notes were issued. The 7 3/4% Senior Subordinated Notes are unsecured obligations of TransDigm Inc. ranking subordinate to TransDigm Inc.'s senior debt, as defined in the indenture governing the Notes. Interest under the Notes is payable semi-annually.

        The 7 3/4% Senior Subordinated Notes are redeemable by TransDigm after July 15, 2009, in whole or in part, at specified redemption prices, which decline from 105.813% to 100% over the remaining term of the 7 3/4% Senior Subordinated Notes. Prior to July 15, 2009, TransDigm may redeem specified percentages of the 7 3/4% Senior Subordinated Notes from the proceeds of equity offerings at a redemption price of 107.75%. If a change in control of the Company occurs, the holders of the 7 3/4% Senior Subordinated Notes will have the right to demand that TransDigm redeem the 7 3/4% Senior Subordinated Notes at a purchase price equal to 101% of the principal amount of the 7 3/4% Senior Subordinated Notes plus accrued and unpaid interest. The 7 3/4% Senior Subordinated Notes contain many of the same restrictive covenants included in the senior secured credit facility. TransDigm is in compliance with all of the covenants contained in the 7 3/4% Senior Subordinated Notes.

        Senior Unsecured Promissory Notes—In connection with the initial funding of TD Group (see Note 1), TD Group issued approximately $200 million of senior unsecured promissory notes due July 22, 2003, or the 12% senior unsecured promissory notes. The 12% senior unsecured promissory notes, including accrued and unpaid interest of $62.7 million, were repaid in their entirety on November 10, 2005 (see TD Group Loan Facility below and Note 13). Interest on the 12% senior unsecured promissory notes accrued at an annual fixed rate (compounding semi-annually) and was payable on the maturity date of the notes or the earlier prepayment thereof.

        TD Group Loan Facility—On November 10, 2005, TD Group closed on a $200 million loan facility, or the TD Group Loan Facility. TD Group used the net proceeds from the TD Group Loan Facility of approximately $193.8 million, together with substantially all of the proceeds received from a dividend payment from TransDigm Holdings to prepay the entire outstanding principal amount and all accrued and unpaid interest the former 12% senior unsecured promissory notes. In connection with the June 2006 refinancing discussed above, the entire $200 million TD Group Loan Facility was repaid.

10.    RETIREMENT PLANS

        Defined Benefit Pension Plans—The Company has two non-contributory defined benefit pension plans, which together cover certain union employees. The plans provide benefits of stated amounts for each year of service. The Company's funding policy is to contribute actuarially determined amounts allowable under Internal Revenue Service regulations.

        The Company uses a September 30th measurement date for its defined benefit pension plans.

        Obligations and funded status for the defined benefit plans is provided below (in thousands):

	Years Ended September 30,
	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$7,383	$6,897
Service cost	99	86
Interest cost	390	395
Benefits paid	(388)	(391)
Actuarial (gains) losses	(367)	396

Benefit obligation at end of year	$7,117	$7,383

Change in plan assets:
Fair value of plan assets at beginning of year	$5,705	$5,303
Actual return on plan assets	220	220
Employer contribution	480	573
Benefits paid	(388)	(391)

Fair value of plan assets at end of year	$6,017	$5,705

Funded status
Funded status	$(1,100)	$(1,678)
Unamortized prior service cost	203	227
Unamortized actuarial losses	229	591

Net amount recognized	$(668)	$(860)

Amounts recognized in the balance sheet at September 30 consist of:

	Years Ended September 30,
	2006	2005
Unamortized prior service cost	$203	$227
Accrued liabilities	(475)	(480)
Non-current portion of accrued pension costs	(625)	(1,198)
Accumulated other comprehensive loss	229	591

Net amount recognized	$(668)	$(860)

        The Company's accumulated benefit obligation for its defined benefit pension plans was $7.1 million and $7.4 million as of September 30, 2006 and 2005, respectively.

	Years Ended September 30,
	2006	2005	2004
Components of net periodic benefit cost:
Service cost	$99	$86	$78
Interest cost	390	395	380
Expected return on plan assets	(260)	(262)	(252)
Net amortization and deferral	59	58	33

Net periodic pension cost	$288	$277	$239

Weighted-average assumptions as of September 30:

	2006	2005	2004
Components of net periodic benefit cost:
Discount rate	5.85%	5.50%	5.75%
Expected return on plan assets	5.25%	4.50%	5.00%

        The plans' assets consist of guaranteed investment contracts with an insurance company. It is the objective of the plan sponsor to ensure that the funds of the plans are prudently invested to preserve capital and provide necessary liquidity, while maximizing earnings. The Company's expected return on plan assets is based on the return of the guaranteed investment contracts.

        Contributions:    The Company expects to contribute $0.5 million to its pension plans in fiscal 2007.

Estimated Future Benefit Payments:

        The following pension plan benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Years ending September 30,
2007	$426
2008	424
2009	428
2010	423
2011	450
2012–2016	2,720

        Defined Contribution Plans—The Company also sponsors certain defined contribution employee savings plans that cover substantially all of the Company's non-union employees. Under the plans, the Company contributes a percentage of employee compensation and matches a portion of employee contributions. The cost recognized for such contributions for the years ended September 30, 2006, 2005 and 2004 was approximately $1.8 million, $1.8 million and $1.8 million, respectively.

        Deferred Compensation Plans—Certain management personnel of the Company participated in one or both of two deferred compensation plans of TD Group that were established in connection with the Merger. On November 10, 2005 and December 16, 2005, the Board of Directors of TD Group approved the termination of these deferred compensation plans (see Note 13). TD Group adopted the TD Holding Corporation 2005 New Management Deferred Compensation Plan (the "New Management Deferred Compensation Plan") in December 2005 in connection with certain new requirements under Section 409A of the Internal Revenue Code of 1986, as amended. The New Management Deferred Compensation Plan is for the benefit of certain management personnel of the Company who were granted new management options under the TD Group 2003 stock option plan. The New Management Deferred Compensation Plan, along with a deferred compensation arrangement for one employee who is not an executive officer, provide that a participant's deferred compensation account is fully distributed upon the earlier of: December 31, 2008 or a Change in Control (as defined in the plan). On December 16, 2005, TD Group's Board of Directors approved contributions of $6.2 million, in the aggregate, to participant account balances under the New Management Deferred Compensation Plan. In 2006, $0.5 million was added to the additional employee deferred compensation arrangement. The cost of the plans totaled $(1.4) million, $5.8 million and $5.6 million for the years ended September 30, 2006, 2005 and 2004, respectively. The amount recognized for the year ended September 30, 2006 includes a reversal of previously recorded charges of $3.8 million resulting from the termination of the two deferred compensation plans of TD Group discussed above. The obligations under the New Management Deferred Compensation Plan and the additional employee deferred compensation arrangement represent obligations of TD Group and are not guaranteed by TransDigm Inc. or any of its subsidiaries.

11.    OTHER LIABILITIES

        Other Non-Current Liabilities—Other non-current liabilities consist of the following at September 30 (in thousands):

	2006	2005
Accrued pension costs	$625	$1,198
Deferred compensation obligation	1,888	—
Interest rate swap	2,872	—
Other	1,738	1,803

Total other non-current liabilities	$7,123	$3,001

12.    INCOME TAXES

        The Company's income tax provision consists of the following for the periods shown below (in thousands):

	Fiscal Years Ended September 30,
	2006	2005	2004
Current	$(1,925)	$21,934	$3,976
Deferred	18,243	693	2,706

Total	$16,318	$22,627	$6,682

        The differences between the income tax provision at the federal statutory income tax rate and the tax provision shown in the accompanying consolidated statements of operations for the periods shown below are as follows (in thousands):

	Fiscal Years Ended September 30,
	2006	2005	2004
Tax at statutory rate of 35%	$14,502	$20,042	$7,106
State and local income taxes	2,688	2,012	911
Change in deferred taxes resulting from changes in state tax law	(1,584)	1,318	—
Nondeductible IPO expenses	927	—	—
Research and development credits	(319)	(550)	(375)
Benefit from foreign sales	(237)	(698)	(1,146)
Other—net	341	503	186

Income tax provision	$16,318	$22,627	$6,682

        The components of the deferred taxes at September 30 consist of the following (in thousands):

	2006	2005
Deferred tax assets:
Interest accrued on Senior Unsecured Promissory Notes	$6,101	$9,700
Employee compensation and other accrued obligations	5,735	14,892
Net operating loss—state and local income taxes	3,084	4,094
Inventory	1,766	2,130
Employee benefits	1,929	7,558
Sales returns and repairs	1,122	1,116
Other accrued liabilities	3,298	1,020
Transaction Costs	539	1,494

Total	23,574	42,004
Less: Valuation allowance	(2,569)	(2,729)

Total deferred tax assets	21,005	39,275

Deferred tax liabilities
Intangible assets	82,952	81,362
Property, plant and equipment	8,772	10,117

Total deferred tax liabilities	91,724	91,479

Total net deferred tax liabilities	$70,719	$52,204

        The Company's net operating loss carryforwards as of September 30, 2006 expire as follows (in thousands):

	Federal	State	Local
Fiscal Year of Expiration:
2008	$—	$—	$49,795
2009	—	—	199
2010	—	—	20,335
2013	—	4,603	—
2023	—	30,396	—
2026	—	22,598	—

        It is unlikely that the $70,329 of local net operating losses will be utilized by the expiration of the various carryforward periods. Therefore, a valuation allowance has been established equal to the amount of the net operating loss that the Company believes will not be utilized. It is also unlikely that the $52,994 of Ohio state net operating losses will be utilized by the Company prior to expiration of the various carryforward periods because a change in the Ohio tax law eliminates the corporate income tax and replaces it with a commercial activity tax by 2010. Again, a valuation allowance has been established that is equal to the amount of the net operating loss that the Company believes will not be utilized.

13.    DIVIDEND AND BONUS PAYMENTS

        On November 10, 2005, in connection with the closing of the TD Group Loan Facility (see Note 9), TransDigm Inc. paid a cash dividend to TransDigm Holdings and made bonus payments to certain members of TransDigm's management. The aggregate amount of the cash dividend and bonus payments made by TransDigm Inc. was approximately $104 million. TransDigm Holdings used all of the proceeds received by it from the payment of the cash dividend from TransDigm Inc. to pay a cash dividend to TD Group. On November 10, 2005, TD Group used the net proceeds received from the TD Group Loan Facility of approximately $193.8 million together with substantially all of the proceeds received from the dividend payment from TransDigm Holdings to (i) prepay the entire outstanding principal amount and all accrued and unpaid interest on its 12% senior unsecured promissory notes that were issued by it in connection with the Merger in July 2003, with all such payments totaling approximately $262.7 million, (ii) make a distribution to participants under the TD Holding Corporation 2003 Rollover Deferred Compensation and Phantom Stock Unit Plan (the "Rollover Deferred Compensation Plan") of their vested deferred compensation account balances, with all such distributions totaling approximately $23.0 million, and (iii) make a distribution to participants under the TD Holding Corporation 2003 Management Deferred Compensation and Phantom Stock Unit Plan (the "Management Deferred Compensation Plan") of their vested and a portion of their unvested deferred compensation account balances, with all such distributions totaling approximately $3.0 million. In connection with the distributions under the Rollover Deferred Compensation Plan and the Management Deferred Compensation Plan, the Board of Directors of TD Group approved the termination of the Rollover Deferred Compensation Plan and the Management Deferred Compensation Plan, with such terminations becoming effective on November 10, 2005 and December 16, 2005, respectively.

        The approximately $6.2 million in aggregate bonuses were allocated to each employee receiving a bonus based on the aggregate number of shares of the Company's common stock underlying rollover options and new management options granted to all employees receiving a bonus.

14.    CAPITAL STOCK AND OPTIONS

        Common Stock—Authorized capital stock of TD Group consists of 224,400,000 shares of $.01 par value common stock and 149,600,000 shares of $.01 par value preferred stock. The total number of shares of common stock outstanding at September 30, 2006 and 2005 was 44,664,020 and 44,201,628, respectively. There were no shares of preferred stock outstanding at September 30, 2006 and September 30, 2005. The terms of the preferred stock have not been established.

        On December 19, 2005, TD Group filed a registration statement on Form S-1 with the Securities and Exchange Commission (the "SEC") for its proposed IPO in connection with the sale by certain selling stockholders of TD Group's common stock. The registration statement was declared effective by the SEC on March 14, 2006 at a public offering price of $21.00 per share. The number of shares offered by the selling stockholders was 10,954,570. The selling stockholders also granted the underwriters a 30-day option to purchase up to 1,643,186 additional shares to cover any over-allotments. The underwriters' over-allotment option was exercised on March 15, 2006. The proceeds from the sale of shares of TD Group's common stock sold in the IPO were solely for the account of the selling stockholders. TD Group did not receive any proceeds from the sale of shares by the selling stockholders.

        2006 Stock Incentive Plan—In conjunction with the consummation of the IPO, a 2006 stock incentive plan was implemented under TD Group. TD Group has reserved 2,619,668 shares of its common stock for issuance to key employees, directors or consultants under the plan. As of September 30, 2006, 2,370 shares had been issued as restricted stock. The compensation committee established vesting and performance requirements that must be met prior to the vesting of an award, as well as other terms and conditions relating to such awards. Options granted under the plan will expire no later than the tenth anniversary of the applicable date of grant of the options, and will have an exercise price of not less than the fair market value of our common stock on the date of grant.

        At September 30, 2006, 2,617,298 remaining shares were available for award under TD Group's stock incentive plan.

        2003 Stock Option Plan—In conjunction with the Merger (see Note 1), certain executives and key employees of the Company were granted stock options under TD Group's 2003 stock option plan. In addition to the stock options issued under the plan covering the Company's employees, members of the Company's board of directors have also been granted stock options of TD Group. TD Group has reserved 9,339,453 shares of its common stock for issuance to the Company's employees under the plans, 9,052,197 of which had been issued as of September 30, 2006. The options generally vest upon: (1) the achievement of certain earnings targets, (2) a change in the control of TD Group, or (3) certain specified dates in the option agreements. Unless terminated earlier, the options expire ten years from the date of grant.

        The Company accounts for the TD Group stock option activity in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and, accordingly, measures compensation expense under the plans based on the estimated fair value of the awards on the grant dates and amortizes the expense over the options' vesting periods. The fair value of the option awards is determined using the Black-Scholes option pricing model and the following assumptions: risk-free interest rate ranging from 2.5% to 5.09%, expected option life ranging from four to five years, expected volatility of 30% for option grants issued subsequent to December 20, 2005, and no dividend yield.

        Option activity was as follows during the fiscal years ended September 30, 2006, 2005 and 2004:

	Fiscal Year Ended September 30, 2006		Fiscal Year Ended September 30, 2005		Fiscal Year Ended September 30, 2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	7,679,345	$5.13	7,216,557	$4.80	7,310,774	$4.69
Granted	1,051,060	17.42	462,788	10.39	209,440	6.68
Exercised/cancelled	(629,266)	(4.11)	—	—	(303,657)	3.58

Outstanding at end of period	8,101,139	7.44	7,679,345	5.13	7,216,557	4.80

Exercisable at end of period	5,596,600	5.35	4,663,559	4.04	4,026,487	3.30

        During the fiscal years ended September 30, 2006, 2005 and 2004, the weighted average fair value of each option granted was $4.60, $1.46 and $.93, respectively. Non-cash stock option compensation expense recognized during these periods was $2.4 million, $1.0 million and $0.6 million, respectively.

        The following table summarizes information about stock options outstanding at September 30, 2006:

Exercise Price	Outstanding Shares	Weighted-Average Remaining Contractual Life (In Years)	Number Exercisable
0.45	27,577	3.26	27,577
0.75	62,907	3.26	62,907
0.79	192,171	6.81	192,171
2.34	456,089	2.89	456,089
2.36	269,960	3.26	269,960
2.38	1,125,324	3.26	1,125,324
2.65	136,310	3.81	136,310
3.15	72,163	2.31	72,163
3.35	364,943	4.63	364,943
3.39	20,014	5.80	20,014
5.80	60,863	6.13	60,863
6.68	3,832,183	5.99	2,207,584
8.52	278,240	8.25	125,341
13.37	738,515	5.88	374,520
22.21	389,000	9.71	77,777
22.66	30,000	9.94	5,998
25.34	44,880	9.00	17,059

	8,101,139		5,596,600

        At September 30, 2006, 287,256 remaining options were available for award under TD Group's 2003 stock option plan.

15.    EARNINGS PER SHARE CALCULATION

        The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Years Ended September 30,
	2006	2005	2004
	(in thousands, except per share data)
Basic Earnings Per Share Computation:
Net Income	$25,117	$34,687	$13,622

Weighted-average common shares outstanding	44,415	44,202	44,193

Basic earnings per share	$0.57	$0.78	$0.31

Diluted Earnings Per Share Computation:
Net Income	$25,117	$34,687	$13,622

Weighted-average common shares outstanding	44,415	44,202	44,193
Effect of dilutive options outstanding	2,766	2,342	2,107

Total weighted-average shares outstanding	47,181	46,544	46,300

Diluted earnings per share	$0.53	$0.75	$0.29

        There were approximately 0.1 million stock options outstanding at September 30, 2006 excluded from the diluted earnings per share computation due to the anti-dilutive effect of such options.

16.    LEASES

        TransDigm leases three manufacturing facilities. The facility leases require annual rental payments ranging from approximately $0.8 million to $1.4 million through January 2013. One of the facility leases is with a company in which one of our executive officers is an owner. The term of the lease is through December 2009, although it may be terminated early under certain circumstances. The monthly base rental payment for the property is $50,500. The lease may be renewed for an additional five years, subject to an adjustment to the monthly base rental for the extended period to $54,000. TransDigm also leases office space for its corporate headquarters. The office space leases require rental payments of $0.1 million per year through fiscal 2011.

        TransDigm also has commitments under operating leases for vehicles and equipment. Rental expense during the years ended September 30, 2006, 2005 and 2004 was $2.1 million, $1.9 million and $1.4 million, respectively. Future, minimum rental commitments at September 30, 2006 under operating leases having initial or remaining non-cancelable lease terms exceeding one year are $2.3 million in fiscal 2007, $1.7 million in fiscal 2008, $1.6 million in fiscal 2009, $1.1 million in fiscal 2010, $0.9 million in fiscal 2011, and $1.1 million thereafter.

17.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Company has various financial instruments, including cash and cash equivalents, accounts receivable and payable, accrued liabilities, interest rate swap (see Note 3) and long-term debt. The carrying value of the Company's cash and cash equivalents, accounts receivable and payable, and accrued liabilities approximates their fair value due to the short-term maturities of these assets and liabilities. The Company also believes that the aggregate fair value of its term loans approximates its carrying amount because the interest rates on the debt are reset on a frequent basis to reflect current market rates. The estimated fair value of the Company's 7 3/4% Senior Subordinated Notes approximated $280 million at September 30, 2006 based upon quoted market prices.

18.    CONTINGENCIES

        During the ordinary course of business, the Company is from time to time threatened with, or may become a party to, legal actions and other proceedings. While the Company is currently involved in certain legal proceedings, it believes the results of these proceedings will not have a material adverse effect on its financial condition, results of operations, or cash flows. The Company believes that its potential exposure to such legal actions is adequately covered by its aviation product and general liability insurance.

19.    QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter Ended December 31, 2005	Second Quarter Ended April 1, 2006	Third Quarter Ended July 1, 2006	Fourth Quarter Ended September 30, 2006
	(in thousands, except per share amounts)
Year Ended September 30, 2006
Net sales	$100,140	$108,276	$110,856	$115,892
Gross profit	49,243	56,477	57,107	58,463
Net income	8,984	14,274	(13,363)	15,222
Basic earnings per share	$0.20	$0.32	$(0.30)	$0.34
Diluted earnings per share	$0.19	$0.30	$(0.30)	$0.32
	First Quarter Ended January 1, 2005	Second Quarter Ended April 2, 2005	Third Quarter Ended July 2, 2005	Fourth Quarter Ended September 30, 2005
	(in thousands, except per share amounts)
Year Ended September 30, 2005
Net sales	$80,270	$91,392	$97,627	$104,964
Gross profit	39,473	45,058	47,892	51,847
Net income	6,367	8,764	9,529	10,027
Basic earnings per share	$0.14	$0.20	$0.22	$0.23
Diluted earnings per share	$0.14	$0.19	$0.21	$0.22

20.    NEW ACCOUNTING STANDARDS

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other

Non-Shareowners' Changes in Equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date, the date at which plan assets and the benefit obligation are measured, is required to be the company's fiscal year end. Presently, the Company uses a September 30 measurement date for its defined benefit pension plans. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company anticipates that the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN 48 also provides guidance on the derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN 48 is effective for fiscal periods after December 15, 2006. The Company is currently analyzing the expected impact of adoption of FIN 48 on its financial statements.

        During December 2004, the FASB issued SFAS 123(R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company will adopt this pronouncement effective October 1, 2006. The Company anticipates that the adoption of this pronouncement will not have a material impact on its consolidated financial position or results of operations.

21.    SUBSEQUENT EVENTS

        On October 3, 2006, the Company completed the acquisition of CDA InterCorp for $45 million in cash. The purchase price is subject to adjustment based upon a final determination of working capital as of the closing of the acquisition. The transaction was funded through the use of the Company's existing cash balances. CDA InterCorp designs and manufactures specialized controllable drive actuators, motors, transducers, and gearing.

22.    SUPPLEMENTAL GUARANTOR INFORMATION

        TransDigm's 7 3/4% Senior Subordinated Notes (see Note 9) are jointly and severally guaranteed, on a senior subordinated basis, by TransDigm Inc. and TransDigm Inc.'s Domestic Restricted Subsidiaries, as defined therein. The following supplemental consolidating condensed financial information presents the balance sheets of the Company as of September 30, 2006 and September 30, 2005 and its statements of operations and cash flows for the fiscal years ended September 30, 2006, September 30, 2005 and September 30, 2004.

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2006

(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,604	$62,561	$(2,948)	$—	$61,217
Trade accounts receivable—Net	—	27,770	37,798	—	65,568
Income taxes receivable	—	9,366	—	—	9,366
Inventories	—	32,072	57,171	—	89,243
Deferred income taxes	—	7,390	—	—	7,390
Prepaid expenses and other	(248)	778	867	—	1,397

Total current assets	1,356	139,937	92,888	—	234,181
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	358,106	1,338,439	(10,992)	(1,685,553)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	24,895	37,956	—	62,851
GOODWILL	—	446,326	431,503	—	877,829
TRADEMARKS AND TRADE NAMES	—	52,997	72,500	—	125,497
OTHER INTANGIBLE ASSETS—Net	—	37,086	63,376	—	100,462
DEBT ISSUE COSTS—Net	—	14,872	—	—	14,872
OTHER	—	858	162	—	1,020

TOTAL ASSETS	$359,462	$2,055,410	$687,393	$(1,685,553)	$1,416,712

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$—	$11,690	$7,074	$—	$18,764
Accrued liabilities	139	16,450	8,086	—	24,675

Total current liabilities	139	28,140	15,160	—	43,439
LONG-TERM DEBT—Less current portion	—	925,000	—	—	925,000
DEFERRED INCOME TAXES	(5,606)	83,715	—	—	78,109
OTHER NON-CURRENT LIABILITIES	1,888	4,355	880	—	7,123

Total liabilities	(3,579)	1,041,210	16,040	—	1,053,671

STOCKHOLDERS' EQUITY	363,041	1,014,200	671,353	(1,685,553)	363,041

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$359,462	$2,055,410	$687,393	$(1,685,553)	$1,416,712

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF SEPTEMBER 30, 2005

(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$106,082	$(1,861)	$—	$104,221
Trade accounts receivable—Net	—	26,447	37,107	—	63,554
Inventories	—	24,673	51,404	—	76,077
Deferred income taxes	95	12,651	—	—	12,746
Prepaid expenses and other	—	564	1,184	—	1,748

Total current assets	95	170,417	87,834	—	258,346
INVESTMENT IN SUBSIDIARIES AND INTERCOMPANY BALANCES	612,768	2,038,972	702,134	(3,353,874)	—
PROPERTY, PLANT AND EQUIPMENT—Net	—	24,844	38,780	—	63,624
GOODWILL	—	424,777	430,907	—	855,684
TRADEMARKS AND TRADE NAMES	—	52,997	72,500	—	125,497
OTHER INTANGIBLE ASSETS—Net	—	37,283	67,171	—	104,454
DEBT ISSUE COSTS—Net	—	19,340	—	—	19,340
OTHER	—	803	—	—	803

TOTAL ASSETS	$612,863	$2,769,433	$1,399,326	$(3,353,874)	$1,427,748

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term liabilities	$—	$2,943	$—	$—	$2,943
Accounts payable	—	9,093	7,326	—	16,419
Accrued liabilities	88,540	23,812	8,073	—	120,425

Total current liabilities	88,540	35,848	15,399	—	139,787
LONG-TERM DEBT—Less current portion	199,997	686,906	—	—	886,903
DEFERRED INCOME TAXES	(8,781)	73,731	—	—	64,950
OTHER NON-CURRENT LIABILITIES	—	2,001	1,000	—	3,001

Total liabilities	279,756	798,486	16,399	—	1,094,641

STOCKHOLDERS' EQUITY	333,107	1,970,947	1,382,927	(3,353,874)	333,107

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$612,863	$2,769,433	$1,399,326	$(3,353,874)	$1,427,748

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$182,696	$252,468	$—	$435,164
COST OF SALES	—	82,081	131,793	—	213,874

GROSS PROFIT	—	100,615	120,675	—	221,290

OPERATING EXPENSES:
Selling and administrative	2,650	26,375	19,284	—	48,309
Amortization of intangibles	—	2,177	4,020	—	6,197
Refinancing Costs	5,531	43,086	—	—	48,617

Total operating expenses	8,181	71,638	23,304	—	103,123

INCOME (LOSS) FROM OPERATIONS	(8,181)	28,977	97,371	—	118,167
OTHER INCOME (EXPENSES)
Interest expense—Net	(16,564)	(51,955)	(8,213)	—	(76,732)
Equity in income of subsidiaries	43,307	54,029	—	(97,336)	—

INCOME BEFORE INCOME TAXES	18,562	31,051	89,158	(97,336)	41,435
INCOME TAX PROVISION (BENEFIT)	(6,555)	(12,256)	35,129	—	16,318

NET INCOME	$25,117	$43,307	$54,029	$(97,336)	$25,117

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$160,544	$213,709	$—	$374,253
COST OF SALES	—	75,043	114,940	—	189,983

GROSS PROFIT	—	85,501	98,769	—	184,270

OPERATING EXPENSES:
Selling and administrative	—	21,678	17,265	—	38,943
Amortization of intangibles	—	2,255	5,492	—	7,747

Total operating expenses	—	23,933	22,757	—	46,690

INCOME FROM OPERATIONS	—	61,568	76,012	—	137,580
OTHER INCOME (EXPENSES)
Interest expense—Net	(40,805)	(44,038)	4,577	—	(80,266)
Equity in income of subsidiaries	60,522	49,709	—	(110,231)	—

INCOME BEFORE INCOME TAXES	19,717	67,239	80,589	(110,231)	57,314
INCOME TAX PROVISION (BENEFIT)	(14,970)	6,717	30,880	—	22,627

NET INCOME	$34,687	$60,522	$49,709	$(110,231)	$34,687

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
NET SALES	$—	$129,438	$171,265	$—	$300,703
COST OF SALES	—	61,584	102,614	—	164,198

GROSS PROFIT	—	67,854	68,651	—	136,505

OPERATING EXPENSES:
Selling and administrative	—	19,142	12,059	—	31,201
Amortization of intangibles	—	4,609	5,716	—	10,325

Total operating expenses	—	23,751	17,775	—	41,526

INCOME FROM OPERATIONS	—	44,103	50,876	—	94,979
OTHER INCOME (EXPENSES)
Interest expense—Net	(37,738)	(42,669)	5,732	—	(74,675)
Equity in income of subsidiaries	37,325	36,401	—	(73,726)	—

INCOME (LOSS) BEFORE INCOME TAXES	413	37,835	56,608	(73,726)	20,304
INCOME TAX PROVISION (BENEFIT)	(14,035)	510	20,207	—	6,682

NET INCOME	$13,622	$37,325	$36,401	$(73,726)	$13,622

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations		Total Consolidated
OPERATING ACTIVITIES:
Net income	$25,117	$43,307	$54,029		$(97,336)	$25,117
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(123,014)	(724)	4,343		97,336	(22,059)

Net cash provided by (used in) operating activities	(97,897)	42,583	58,372		—	3,058

INVESTING ACTIVITIES:
Capital expenditures	—	(3,292)	(5,058)		—	(8,350)
Acquisition of businesses	—	(26,973)	—		—	(26,973)

Net cash used in investing activities	—	(30,265)	(5,058)		—	(35,323)

FINANCING ACTIVITIES:
Changes in intercompany activities	298,072	(243,671)	(54,401)		—	—
Borrowings under the senior secured credit facility—net of fees	—	640,783	—		—	640,783
Proceeds from senior subordinated notes	—	268,754	—		—	268,754
Borrowings under TD Group Loan Facility—net of fees	—	193,752	—		—	193,752
Proceeds from exercise of stock options	1,429	—	—		—	1,429
Repayment of amounts borrowed under former credit facility	—	(289,849)	—		—	(289,849)
Repayment of 8 3/8% senior subordinated notes	—	(425,611)	—		—	(425,611)
Repayment of TD Group Loan Facility	(200,000)	—	—		—	(200,000)
Repayment of 12% senior unsecured promissory notes	—	(199,997)	—		—	(199,997)

Net cash provided by (used in) financing activities	99,501	(55,839)	(54,401)		—	(10,739)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,604	(43,521)	(1,087)		—	(43,004)
CASH AND CASH EQUIVALENTS—Beginning of year	—	106,082	(1,861)		—	104,221

CASH AND CASH EQUIVALENTS—End of year	$1,604	$62,561	$(2,948)	$		$61,217

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2005

(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES:
Net income	$34,687	$60,522	$49,709	$(110,231)	$34,687
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(42,088)	(24,020)	1,885	110,231	46,008

Net cash provided by (used in) operating activities	(7,401)	36,502	51,594	—	80,695
INVESTING ACTIVITIES:
Capital expenditures	—	(3,516)	(4,444)	—	(7,960)
Acquisition of businesses	—	(63,171)	—	—	(63,171)
Purchase of marketable securities	—	(65,374)	—	—	(65,374)
Sale and maturity of marketable securities	—	115,975	—	—	115,975

Net cash used in investing activities	—	(16,086)	(4,444)	—	(20,530)
FINANCING ACTIVITIES:
Changes in intercompany activities	7,401	39,960	(47,361)	—	—
Repayment of amounts borrowed under former credit facility	—	(2,942)	—	—	(2,942)
Payment of license obligation	—	(1,500)	—	—	(1,500)

Net cash provided by (used in) financing activities	7,401	35,518	(47,361)	—	(4,442)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	55,934	(211)	—	55,723
CASH AND CASH EQUIVALENTS—Beginning of year	—	50,148	(1,650)	—	48,498

CASH AND CASH EQUIVALENTS—End of year	$—	$106,082	$(1,861)	$—	$104,221

TRANSDIGM GROUP INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

(Amounts in Thousands)

	TransDigm Group	TransDigm Inc.	Subsidiary Guarantors	Eliminations	Total Consolidated
OPERATING ACTIVITIES:
Net income	$13,622	$37,325	$36,401	$(73,726)	$13,622
Adjustments to reconcile net income (loss) to net cash provided by operating activities	15,085	(4,571)	13,277	73,726	97,517

Net cash provided by operating activities	28,707	32,754	49,678	—	111,139

INVESTING ACTIVITIES:
Capital expenditures	—	(2,117)	(3,299)	—	(5,416)
Acquisition of businesses	—	(21,531)	—	—	(21,531)
Purchase of marketable securities	—	(94,675)	—	—	(94,675)
Sale and maturity of marketable securities	—	44,003	—	—	44,003

Net cash used in investing activities	—	(74,320)	(3,299)	—	(77,619)

FINANCING ACTIVITIES:
Changes in intercompany activities	(28,492)	76,071	(47,579)	—	—
Payment of license obligation	—	(1,500)	—	—	(1,500)
Proceeds from issuance of common stock	24	—	—	—	24
Repayment of amounts borrowed under credit facility	—	(2,209)	—	—	(2,209)
Purchase of common stock	(239)	—	—	—	(239)

Net cash provided by (used in) financing activities	(28,707)	72,362	(47,579)	—	(3,924)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	30,796	(1,200)	—	29,596
CASH AND CASH EQUIVALENTS—Beginning of year	—	19,352	(450)	—	18,902

CASH AND CASH EQUIVALENTS—End of year	$—	$50,148	$(1,650)	$—	$48,498

TRANSDIGM GROUP INCORPORATED

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED SEPTEMBER 30, 2006, SEPTEMBER 30, 2005, AND
SEPTEMBER 30, 2004

(Amounts in Thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Acquisitions	Deductions from Reserve(1)	Balance at End of Period
Year Ended September 30, 2006
Allowance for doubtful accounts	$1,110	$627	$257	$834	$1,160
Reserve for excess and obsolete inventory	6,738	2,050	—	894	7,894
Year Ended September 30, 2005
Allowance for doubtful accounts	864	424	78	256	1,110
Reserve for excess and obsolete inventory	6,657	865	728	1,512	6,738
Year Ended September 30, 2004
Allowance for doubtful accounts	1,240	(230)	324	470	864
Reserve for excess and obsolete inventory	7,041	715	77	1,176	6,657

(1)
The amounts in this column represent charge-offs net of recoveries.

Independent Auditors' Report

The Board of Directors
Aviation Technologies, Inc.:

        We have audited the consolidated balance sheets of Aviation Technologies, Inc. and subsidiaries (the Company) as of December 31, 2006, and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aviation Technologies, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ KPMG LLP

San Diego, California
April 16, 2007

AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

	2006	2005
Assets (Pledged)
Current assets:
Cash and cash equivalents	$139	854
Accounts receivable, net of allowance for doubtful accounts of $307 and $292 in 2006 and 2005, respectively	17,394	12,730
Inventories	14,271	16,292
Prepaid expenses and other current assets	968	476
Income tax refundable	407	—
Deferred tax assets	3,269	1,941

Total current assets	36,448	32,293
Property, plant, and equipment, net of accumulated depreciation of $3,681 and $2,278 in 2006 and 2005, respectively	13,806	14,741
Goodwill	74,894	79,034
Other intangibles, net of accumulated amortization of $5,134 and $3,849 in 2006 and 2005, respectively	33,316	30,981
Capitalized financing fees, net of accumulated amortization of $633 and $320 in 2006 and 2005, respectively	1,327	1,633

Total assets	$159,791	158,682

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$4,203	2,880
Accrued salaries and wages	2,419	2,239
Accrued liabilities	5,381	4,715
Current portion of long-term debt	325	437
Income taxes payable	—	2,740

Total current liabilities	12,328	13,011

Long-term debt	33,177	48,010
Deferred tax liabilities	10,027	10,762
Other long-term liabilities	350	404

Total long-term liabilities	43,554	59,176

Stockholders' equity:
Common stock, $0.01 par value. Authorized 1,500,000 shares; issued and outstanding 681,900 and 681,500 in 2006 and 2005, respectively	7	7
Additional paid-in capital	69,402	68,351
Retained earnings	34,467	18,137
Accumulated other comprehensive income	33	—

Total stockholders' equity	103,909	86,495

Total liabilities and stockholders' equity	$159,791	158,682

See accompanying notes to consolidated financial statements.

AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands)

	2006	2005	2004
Net sales	$104,978	83,869	69,242
Cost of sales	56,552	44,323	38,091

Gross profit	48,426	39,546	31,151

Operating expenses:
Selling, general, and administrative expenses	13,240	11,335	9,968
Research and development	5,466	3,842	2,740
Amortization of intangible assets	1,284	903	1,420
Gain on sale of property	—	(1,534)	—

Total operating expenses	19,990	14,546	14,128

Income from operations	28,436	25,000	17,023

Other (income) expense, net:
Interest expense	3,544	5,688	8,901
Income from investment	—	(2,151)	—
Loss on early extinguishment of debt	—	3,647	—
Other	116	(2)	(25)

Total other expense	3,660	7,182	8,876

Income from continuing operations before taxes	24,776	17,818	8,147
Provision for income taxes	8,634	5,697	3,148

Income from continuing operations	16,142	12,121	4,999
Gain (loss) from discontinued operations, net of income tax benefit of $188 in 2006 and income tax expense of $4,273 and $3,072 in 2005 and 2004, respectively	188	(2,993)	4,042

Net income	$16,330	9,128	9,041

See accompanying notes to consolidated financial statements.

AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Dollars in thousands)

	Common stock	Shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total stockholders' equity
Balance, December 31, 2003	$7	681,500	$68,143	138	221	68,509
Stock-based compensation	—	—	36	—	—	36
Comprehensive income (loss):
Net income	—	—	—	9,041	—	9,041
Foreign currency translation adjustment	—	—	—	—	349	349

Total comprehensive income						9,390

Balance December 31, 2004	7	681,500	68,179	9,179	570	77,935
Stock-based compensation	—	—	36	—	—	36
Tri-Star distribution	—	—	136	—	(482)	(346)
Dividend paid	—	—	—	(170)	—	(170)
Comprehensive income (loss):
Net income	—	—	—	9,128	—	9,128
Foreign currency translation adjustment	—	—	—	—	(88)	(88)

Total comprehensive income						9,040

Balance, December 31, 2005	7	681,500	68,351	18,137	—	86,495
Stock-based compensation	—	—	1,011	—	—	1,011
Exercise of employee stock options	—	400	40	—	—	40
Comprehensive income (loss):
Net income	—	—	—	16,330	—	16,330
Foreign currency translation adjustment	—	—	—	—	33	33

Total comprehensive income						16,363

Total stockholders' equity	$7	681,900	$69,402	34,467	33	103,909

See accompanying notes to consolidated financial statements.

AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:
Net income	$16,330	9,128	9,041
Gain on sale of property	—	(1,534)	—
Noncash adjustments:
Allowance for doubtful accounts	68	114	(234)
Depreciation	1,848	1,577	2,846
Loss on disposal of property, plant, and equipment	196	—	—
Amortization	1,598	1,350	2,561
Deferred taxes	(1,093)	877	2,752
Stock-based compensation	1,011	36	36
Loss on early extinguishment of debt (noncash)	—	2,469	—
Changes in assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(4,732)	(1,606)	(2,600)
Inventories	1,928	(3,039)	313
Prepaid expenses and other current assets	(492)	479	(1,004)
Accounts payable	1,323	271	(1,288)
Accrued salaries and wages, and liabilities	746	(872)	2,577
Income taxes (refundable) payable	(3,147)	4,020	(13)
Other long-term liabilities	(54)	(42)	(385)

Net cash provided by operating activities	15,530	13,228	14,602

Cash flows from investing activities:
Capital expenditures	(1,296)	(5,313)	(1,357)
Proceeds from sale of property	—	4,109	—
Proceeds from redemption of investment in preferred stock	—	35,000	—
Acquisition of businesses, net of cash received	(70)	(11,668)	(23,353)

Net cash (used in) provided by investing activities	(1,366)	22,128	(24,710)

Cash flows from financing activities:
Proceeds from issuance of debt	—	98,912	23,000
Proceeds from exercise of stock options	40	—	—
Repayment of long-term debt	(11,447)	(135,096)	(7,892)
Proceeds from (repayment of) revolver, net	(3,498)	2,711	(4,952)
Payment of capital lease obligations	—	(37)	(73)
Payment of debt issuance costs	(7)	(918)	(512)
Dividend paid	—	(170)	—

Net cash (used in) provided by financing activities	(14,912)	(34,598)	9,571

Effect of exchange rate changes on cash	33	—	—

Net (decrease) increase in cash and cash equivalents	(715)	758	(537)
Beginning cash and cash equivalents	854	96	633

Ending cash and cash equivalents	$139	854	96

Supplemental disclosures of cash flow information:
Income taxes paid	$12,686	5,436	4,556
Interest paid	3,514	6,506	8,838

See accompanying notes to consolidated financial statements.

AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Dollars in thousands)

(1) Summary of Significant Accounting Policies

(a) Description of the Business

        Aviation Technologies, Inc. (the Company) is a provider of custom-engineered proprietary integrated assemblies, subassemblies, and component parts to the aerospace industry. The Company, previously known as Wings Holdings, Inc., began operations on May 23, 2003 when it acquired businesses comprising the specialty avionics group of DeCrane Aircraft. The Company acquired 100% of the outstanding common shares of Avtech Corporation (Avtech) and Tri-Star Electronics International, Inc. (Tri-Star) and the net assets of Aerospace Display Systems, LLC (ADS). Avtech is a manufacturer of electrical and electronic equipment for the aerospace industry located in Seattle, Washington. Tri-Star is a manufacturer of power and signal contacts located in El Segundo, California and Lugano, Switzerland. ADS is a manufacturer of custom liquid crystal displays, modules, instruments, and chronometers for use in aircraft cockpits. On May 21, 2004, the Company acquired Transicoil from Horizon Aerospace. Transicoil, which includes a subsidiary located in Malaysia, is a manufacturer of aircraft components and controls, panels and displays, various instruments, and pressure products. In early 2005, the Company merged the operations of ADS and Transicoil. The combined operations are hereinafter referred to as ADS Transicoil. ADS Transicoil is located in Collegeville, Pennsylvania.

        On March 1, 2005, the Company's common equity interest in Tri-Star was distributed to the Company's shareholders. See note 2, "Tri-Star Distribution and Discontinued Operation," for more information.

        On November 18, 2005, the Company acquired 100% of the common stock of West Coast Specialties (WCS), a manufacturer of custom electro-mechanical control and lighted display products for the aircraft and aerospace industries. See note 4, "The WCS Acquisition," for more information.

(b) Basis of Presentation

        The consolidated financial statements as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Use of Estimates

        The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Inventories

        Inventories are stated at the lower of cost or market, as determined under methods that approximate the first-in, first-out (FIFO) method for component parts and average cost for integrated assemblies and subassemblies. Costs include materials, labor, and manufacturing overhead. Provision for obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future sales forecasts.

(e) Property, Plant, and Equipment

        Property, plant, and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Useful lives for machinery and equipment range from three to ten years. Building and building improvements are depreciated over their estimated useful lives of thirty years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or remaining lease term, whichever is less. Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or disposal, the cost and accumulated depreciation of property and equipment are reduced and any gain or loss is recorded in income or expense.

(f) Goodwill and Other Intangible Assets

        The fair value of significant intangible assets acquired in business combinations was determined based on third-party appraisals. Goodwill represents the excess of costs over the fair value of identifiable net assets of businesses acquired determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Intangible assets are accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

(g) Accrued Warranties

        The Company sells certain products to customers with various repair or replacement warranties. The terms of the warranties vary according to the customer and/or product involved. The most common warranty periods are generally from 12 to 36 months from the date of sale.

        Provisions for estimated future warranty costs are made in the period the related product sale is recorded and are based on historical experience with respect to warranty costs. Changes in estimates with respect to warranty liabilities are recorded in the period in which such changes occur. Classification between short- and long-term warranty obligations is estimated based on historical payment trends.

        The following represents activity within accrued warranties for the years ended December 31, 2006 and 2005:

	2006	2005
Accrued warranties as of beginning of period	$809	914
Purchased accrued warranty	100	—
Accruals for warranties issued during the period	1,229	459
Settlements made during the period	(779)	(564)

Accrued warranties as of end of period	$1,359	809

(h) Foreign Currency Translation and Transactions

        The financial statements of Tri-Star during the period of ownership were translated into U.S. dollars from Tri-Star's functional currency, the Swiss franc, and the financial statements of the Transicoil subsidiary in Malaysia were translated into U.S. dollars from its functional currency, the Malaysian ringgit, in the consolidated financial statements. Assets and liabilities were translated at the exchange rate on the balance sheet date and income statement amounts were translated at average exchange rates in effect during the period. The net translation adjustment is reflected as a component of accumulated comprehensive income or loss within stockholders' equity.

        Realized foreign currency exchange gains and losses included in other expenses in the consolidated statements of income were $0 and $40 in gains and $196 in losses for the years ended December 31, 2006, 2005, and 2004, respectively.

(i) Revenue Recognition

        Revenues from the sale of manufactured products are recognized upon shipment of product to the customer provided that the Company has received a signed purchase order, the price is fixed, title has transferred, collection of the resulting receivables is probable, product returns are reasonably estimable, and there are no remaining significant obligations. Revenues for services are recognized when the service is provided and are not significant to consolidated revenues.

(j) Research and Development Costs

        Research and development costs are expensed as incurred. Such costs were $5,466, $3,842, and $2,740 for the years ended December 31, 2006, 2005, and 2004, respectively.

(k) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Statements of Cash Flows

        For purposes of the consolidated statements of cash flows, cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of purchase.

(m) Impairment of Long-Lived Assets

        In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company did not incur any impairment charges in the years ended December 31, 2006, 2005, and 2004 and the Company has no assets held for sale in the December 31, 2006 or 2005 consolidated balance sheets.

        Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Company did not incur any goodwill impairment charges in the years ended December 31, 2006, 2005, and 2004.

(n) Stock Option Plans

        On January 1, 2006, the Company began to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and to recognize the cost over the requisite service period in accordance with SFAS No. 123R, Share-Based Payment. Upon adoption of the new accounting method, the Company used the prospective transition method, under which the consolidated financial statements for periods prior to the date of adoption were not adjusted for the change in accounting. As a result of adopting the new standard, earnings before income taxes for 2006 decreased by $1,009, and net earnings decreased by $856. These results reflect stock compensation expense of $1,009 and tax benefits of $153.

        Prior to January 1, 2006, the Company used the intrinsic value method to account for stock-based employee compensation under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 and therefore the Company did not recognize compensation expense in association with options granted at or above the market price of our common stock at the date of grant.

(o) New Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

        In September 2006, the United States Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements using both a balance sheet and income statement approach and evaluating whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 became effective with our fiscal year ended December 31, 2006, and did not have an impact on our results of operations or financial condition.

        In July 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN No. 48 prescribes the minimum accounting and disclosure requirements of uncertain tax positions. FIN No. 48 also provides guidance on the derecognition, measurement, classification, interest and penalties, and transition of uncertain tax positions. FIN No. 48 is effective for fiscal periods beginning after December 15, 2006. The Company has not determined the impact, if any, that this statement will have on its consolidated financial position or results of operations.

(p) Reclassifications

        Certain reclassifications have been made to the previously reported 2005 and 2004 consolidated financial statements in order to provide consistency with the 2006 presentation. These reclassifications did not affect previously reported income from continuing operations before taxes or net income.

(2) Tri-Star Distribution and Discontinued Operation

        On March 1, 2005, the Company reorganized its equity interest in Tri-Star and Tri-Star issued a stock dividend of 681,500 shares of common stock and 35,000 shares of preferred stock to the Company. The preferred stock had a face value of $35,000, had liquidation preferences over the common stock, and provided a 13% cumulative dividend. The preferred stock had no voting rights. Immediately after the Tri-Star stock dividend, the Company distributed the entirety of its common stock interest in Tri-Star with a book value of $346 to its shareholders. As a result of the above transactions, subsequent to March 1, 2005, the Company no longer controlled Tri-Star and Tri-Star ceased to be consolidated into the Company's financial statements. The distribution of the Company's equity interest in Tri-Star to the Company's shareholders has been accounted for as distribution of assets to shareholders and, accordingly, no gain or loss has been recorded in income as a result of the above transactions. Prior to March 1, 2005, the Company owned all of the outstanding shares of Tri-Star stock, which consisted of 100 common shares. The results of operations of Tri-Star are included in the consolidated financial statements until February 28, 2005 and are presented as a discontinued operation. The preferred stock held by the Company and accrued dividends thereon was redeemed by Tri-Star on August 16, 2005 for $37,151 of cash. The redemption of the preferred shares resulted in income tax expense of $3,720, which has been provided for in the accompanying consolidated statements of income within the results of discontinued operations. Revenue and pretax profit of Tri-Star included within discontinued operations are as follows:

	2005	2004
Net sales	$9,231	50,743
Income before taxes	1,280	7,114

        In 2006, the Company recorded a reduction of $188 to the income tax expense recorded in the prior year as a result of a true-up of the gain estimated in the provision calculation to the gain recorded in the Company's tax return.

(3) The Transicoil Acquisition

        On May 21, 2004, the Company acquired 100% of the net assets of the Transicoil division of Horizon Aerospace. The acquisition was funded through the issuance of debt by the Company. The results of the Transicoil Acquisition operations have been included in the consolidated financial statements since the date of acquisition. Transicoil, now part of ADS Transicoil, is a manufacturer of electrical and electronic equipment for the aerospace and medical equipment industries. The aggregate purchase price was $21,092 and the direct costs of the acquisition were $2,261.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$7,852
Property, plant, and equipment	2,531
Intangible assets	5,380
Goodwill	10,233

Total assets acquired	25,996

Current liabilities	(2,643)
Long-term liabilities	—

Total liabilities assumed	(2,643)

Net assets acquired	$23,353

        The acquired intangible assets that are being amortized have a weighted average useful life of approximately 16 years.

(4) The WCS Acquisition

        On November 18, 2005, the Company acquired 100% of the common stock of WCS, a manufacturer of custom electro-mechanical control and lighted display products for the aircraft and aerospace industries. The Company acquired WCS due to its similar product lines. The results of WCS operations have been included in the consolidated financial statements since the date of acquisition. The preliminary aggregate purchase price was $11,500.

        The purchase price allocation has been adjusted from the preliminary purchase price allocation due to a working capital true-up, as defined in the purchase agreement, of $43, and additional direct acquisition costs of $27, resulting in a final purchase price of $11,831. In addition, in 2006, the Company completed the allocation of cost to the assets acquired and liabilities assumed. As a result, inventory decreased by $93; property, plant, and equipment decreased by $187; identifiable intangible assets, comprised of backlog, technology, customer relationships, and trade names, increased by $3,620; goodwill decreased by $2,220; current liabilities increased by $100; and net deferred tax liabilities increased by $950.

        The purchase price allocation was recorded as follows:

	As reported in 2005 on a preliminary basis	As adjusted	Net change
Cash	$640	640	—
Trade receivables	863	863	—
Inventories	1,258	1,165	(93)
Deferred tax assets	—	414	414
Other current assets	82	82	—

Total current assets acquired	2,843	3,164	321
Property, plant, and equipment	472	285	(187)
Intangible assets	—	3,620	3,620
Other assets	87	87	—
Goodwill	8,955	6,735	(2,220)

Total assets acquired	12,357	13,891	1,534

Current liabilities	(596)	(696)	(100)
Deferred tax liabilities	—	(1,364)	(1,364)

Total liabilities assumed	(596)	(2,060)	(1,464)

Net assets acquired	$11,761	11,831	70

(5) Other Intangible Assets

        Other intangible assets are comprised of the following as of December 31, 2006 and 2005:

	December 31, 2006
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
Backlog	$1,830	3–6 months	$1,830
Product technology	17,300	15–22 years	2,628
Patents	240	9–17 years	68
Customer relationships	3,680	15 years	456
Proprietary technology	400	14 years	76
Trade secrets	40	12 years	12
Trade names	590	10 years	64

Total	24,080		5,134
Intangibles with indefinite lives:
Trademark and trade names	14,370	Indefinite	—

Total	$38,450		$5,134

	December 31, 2005
	Gross carrying amount	Weighted average amortization period	Accumulated amortization
Amortizing intangible assets:
Backlog	$1,780	3–6 months	$1,780
Product technology	16,200	22 years	1,789
Patents	150	9–17 years	23
Customer relationships	1,890	10–16 years	202
Proprietary technology	400	10–17 years	46
Trade secrets	40	12–22 years	9

Total	20,460		3,849
Intangibles with indefinite lives:
Trademark and trade names	14,370	Indefinite	—

Total	$34,830		$3,849

        Aggregate amortization expense for amortizing intangible assets was $1,284, $903, and $1,420 for the years ended December 31, 2006, 2005, and 2004, respectively. Estimated amortization expense for the next five years is: $1,165 in 2007, $1,165 in 2008, $1,165 in 2009, $1,165 in 2010, and $1,165 in 2011.

(6) Concentrations of Credit Risk

        The Company is potentially subject to concentrations of credit risk as the Company relies heavily on customers operating in the domestic and foreign corporate and commercial aircraft industries. Generally, the Company does not require collateral or other security to support accounts receivable subject to credit risk. Under certain circumstances, deposits or cash-on-delivery terms are required. The Company maintains reserves for potential credit losses. For the years ended December 31, 2006, 2005, and 2004, one customer accounted for 18.72%, 14.95%, and 13.54% of revenues from continuing operations, respectively. One customer constituted greater than 10% of accounts receivable at December 31, 2005. No single customer constituted greater than 10% of accounts receivable at December 31, 2006 and 2004.

(7) Inventories

        Inventories are comprised of the following as of December 31, 2006 and 2005:

	2006	2005
Raw materials	$9,240	9,154
Work in process	3,805	4,783
Finished goods	1,226	2,355

Total inventories	$14,271	16,292

(8) Property, Plant, and Equipment

        Property, plant, and equipment include the following as of December 31, 2006 and 2005:

	2006	2005
Land	$4,526	4,526
Buildings and leasehold improvements	4,031	4,545
Machinery and equipment	7,148	6,558
Furniture and fixtures	1,782	1,390

Total cost	17,487	17,019
Accumulated depreciation	(3,681)	(2,278)

Net property, plant, and equipment	$13,806	14,741

(9) Income Taxes

        Income tax expense attributable to income from continuing operations amounted to $8,634, $5,697 and $3,148 (an effective tax rate of 35%, 32%, and 39%) for the years ended December 31, 2006, 2005, and 2004, respectively. The actual expense (including income tax expense related to discontinued operations) differs from the federal statutory rate as shown below:

	2006	2005	2004
Computed tax expense at 35%, 35%, and 34% federal rate, respectively	$8,672	6,236	5,189
Increase (decrease) in income taxes resulting from:
Income taxes on taxable gain from Tri-Star distribution	(188)	3,720	—
State income taxes, net of federal benefit	203	307	995
Other, net	(241)	(293)	36

Total income tax expense	8,446	9,970	6,220
Income taxes attributable to discontinued operations	188	(4,273)	(3,072)

Income taxes attributable to continuing operations	$8,634	5,697	3,148

        Components of income tax expense are as follows:

	2006	2005	2004
Current	$9,539	9,093	3,468
Deferred	(1,093)	877	2,752

	$8,446	9,970	6,220

        The tax effect of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented in the following table. These temporary differences include differences between the book and tax basis of assets and liabilities acquired in the acquisition from DeCrane Aircraft and the acquisition of Transicoil.

	2006	2005
Deferred tax assets:
Allowance for doubtful accounts	$145	98
Accrued bonuses and vacation	518	372
Accrued warranty	552	292
Inventories	1,758	1,179
Deferred rent and other accruals	296	—

Total gross deferred tax assets	3,269	1,941

Deferred tax liabilities:
Property, plant, and equipment	(434)	(3,036)
Intangible assets	(9,593)	(7,726)

Total gross deferred tax liabilities	(10,027)	(10,762)

Net deferred tax liability	$(6,758)	(8,821)

        The net deferred tax liability decreased by approximately $1,900 in 2006, primarily as a result of the Company receiving an Internal Revenue Service (IRS) ruling on the tax treatment of property, plant, and equipment that was acquired from DeCrane Aircraft. As this ruling is related to an acquisition, this amount was recorded as a decrease to goodwill of approximately $1,900 in the consolidated balance sheet at December 31, 2006.

        At December 31, 2004, the Company had federal and state net operating loss carryforwards of approximately $2,629. The net operating loss carryforwards were fully utilized in 2005. The Company has not provided a valuation allowance on deferred tax assets because management believes it is more likely than not that such assets will be realized through future taxable income.

(10) Commitments and Contingencies

(a) Litigation

        The Company and its subsidiaries are involved in routine legal and administrative proceedings incidental to the normal conduct of business. Management believes the ultimate disposition of such matters will not be material to the Company's business, consolidated financial position, results of operations, or cash flows.

(b) Lease Commitments

        The Company leases some of its facilities and equipment under operating leases. Some of the leases require payment of property taxes and include escalation clauses. Future minimum operating lease commitments under noncancelable leases are as follows as of December 31, 2006:

Year ending December 31:
2007	$781
2008	978
2009	926
2010	943
2011	961
2012 and thereafter	2,348

Total minimum payments required	$6,937

        As of December 31, 2006 and 2005, the Company has no capital lease commitments. Total rental expense charged to operations was $989, $1,388, and $2,230 for the years ended December 31, 2006, 2005, and 2004, respectively.

(11) Employee Benefits

  401(k) Retirement Plan

        Substantially all domestic employees are eligible to participate in a 401(k) retirement plan, which is a defined contribution plan satisfying the requirements of the Employee Retirement Income Security Act of 1974. The Company's expense related to its matching contributions to this plan totaled $520, $470, and $628 for the years ended December 31, 2006, 2005, and 2004, respectively.

(12) Related-Party Transactions

        The Company paid certain shareholders fees for services during the years ended December 31, 2006, 2005, and 2004 in the amounts of $106, $80, and $149, respectively. For the year ended December 31, 2004, fees and expenses of $2,302 were paid to shareholders for advisory and transaction services associated with the acquisitions of the businesses comprising the specialty avionics group of DeCrane Aircraft and the net assets of the Transicoil division of Horizon Aerospace.

(13) Fair Value of Financial Instruments

        The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2006 and 2005. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2006
	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$139	139
Financial liabilities:
Accrued salaries and wages, and liabilities	7,800	7,800
Long-term debt	33,502	33,502

	2005
	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$854	854
Financial liabilities:
Accrued salaries and wages, and liabilities	6,954	6,954
Long-term debt	48,447	48,447

        The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

(14) Long-Term Debt

        Long-term debt at December 31, 2006 and 2005 consisted of the following:

	2006	2005
GE Capital—revolver	$1,502	5,000
GE Capital Term C note payable for 2005:
LIBOR plus 2.00%, due quarterly through June 2011	32,000	43,447

Total debt	33,502	48,447
Less current installments	(325)	(437)

Long-term debt, excluding current installments	$33,177	48,010

        On April 1, 2005, the Company amended its secured financing agreement with GE Capital Corporation (GE Capital) and extinguished certain notes payable and a revolver in place since May 2003, with proceeds from a new Term Loan C and revolver, which are secured by the assets of the Company.

        Under the terms of the revolving credit facility, the Company may borrow an amount up to $20,000 at December 31, 2006, with the available capacity based upon certain levels of inventory and receivables. As of December 31, 2006, the outstanding balance under the revolving credit facility was $1,502 at a weighted average interest rate of 9.0%.

        As stated in note 2, the Company received $37,151 in cash from the redemption of Tri-Star preferred stock. Of this amount, approximately $33,300 was used to pay down the Term Loan C note in accordance with mandatory prepayment terms of the financing agreement.

        The refinancing resulted in a loss on early extinguishment of debt of approximately $3,647 due to the write-off of unamortized financing fees. Included in this amount are loan termination fees of approximately $1,100.

        The new agreement requires maintenance of certain financial covenants, including maximum allowable leverage, minimum fixed charged coverage ratio, and maximum capital expenditure limit. The Company is in compliance with all required financial covenants. The new agreement also contains restrictions on liens, working capital, acquisition of treasury stock, payment of cash dividends, and the acquisition or sale of subsidiaries.

        Interest on Term Loan C is payable quarterly at LIBOR plus 2.00%. In addition, each fiscal quarter, the Company must pay a commitment fee of 1/2 of 1% on the unused portion of the revolver commitment.

        The Company capitalized the debt financing fees of $7 and $918 in 2006 and 2005, respectively, for Term Loan C and the revolving line of credit. These amounts are being amortized over the life of the loan.

        Accrued interest was $228 and $238, as of December 31, 2006 and 2005, respectively, and interest paid during the years ended December 31, 2006, 2005, and 2004 was $3,514, $6,506, and $8,838, respectively.

        As required by the GE Capital financing agreement, in fiscal year 2005 the Company entered into a one-year interest rate cap agreement with Credit Suisse First Boston providing for protection from interest rate volatility on a notional amount of $31,000. The terms of the agreement effectively cap LIBOR at 5.8%. The agreement is not designated as a hedge. The fair market value at December 31, 2006 was $0.

        As required by the GE Capital credit agreement, in fiscal year 2006 the Company entered into a one-year interest rate cap agreement with Credit Suisse First Boston providing for protection from interest rate volatility on a notional amount of $18,000. The terms of the agreement effectively cap LIBOR at 8.5%. The agreement is not designated as a hedge. The fair market value at December 31, 2006 was $0.

        The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2006 are: $325 in 2007, $325 in 2008, $7,959 in 2009, $15,594 in 2010, and $7,797 in 2011.

(15) Stock Option Plan

        The Company adopted a stock option plan (the Plan) pursuant to which the Company's board of directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 74,445 shares of authorized but unissued common stock. Stock options can be granted with an exercise price less than, equal to, or greater than the stock's fair market value at the date of grant. All stock options have 10-year terms. The options vest and become fully exercisable after eight years of continuous employment from the date of grant. However, vesting of options may accelerate in the event certain performance targets are achieved by the Company, rendering stock options fully exercisable in as soon as five years from the date of the grant. The Company's board of directors is responsible for setting performance targets and determining if the established targets have been achieved. Additionally, upon a change in control of the Company and the achievement of targeted amounts set by the preceding principal shareholders, all outstanding stock options become fully vested immediately prior to the effective date of change. As of December 31, 2006, there were 900 additional shares available for grant under the Plan.

        The estimated grant date fair value of each stock option award is determined using the Black-Scholes option pricing model. This model requires the use of subjective assumptions that have a significant impact on the fair value estimate. Expected volatility and life are determined based upon an analysis of a sample of similar companies. The risk-free interest rate is based on the U.S. Treasury yields in effect at the time of grant. The fair value of stock options granted is calculated using the assumptions as follows:

2006
Expected life (in years)	5
Risk-free rate	4.71%–5.18%
Expected volatility	30%
Dividend yield	—
Resulting weighted average grant date fair value	$380.48

        Stock option activity during the years ended December 31, 2006 and 2005 was as follows:

	Number of options outstanding	Weighted average exercise price
Balance at December 31, 2003	40,945	$100.00
Options granted	17,250	100.00
Options exercised	—	—
Options forfeited	—	—
Balance at December 31, 2004	58,195	100.00
Options granted	—	—
Options exercised	—	—
Options forfeited	—	—
Balance at December 31, 2005	58,195	100.00
Options granted	18,800	325.05
Options exercised	(400)	100.00
Options forfeited	(3,450)	100.00

Balance at December 31, 2006	73,145	158.00

	Options outstanding	Weighted average exercise price	Weighted average remaining contractual life (in years)
Balance at December 31, 2006	73,145	$158	8.5
Vested and unvested expected to vest at December 31, 2006	73,145	158	8.5
Vested and exercisable at December 31, 2006	36,553	106	8.8

        The Company settles employee stock option exercises with newly issued common shares. The following table summarizes information about the Company's stock options outstanding as of December 31, 2006:

Exercise price	Number of options outstanding	Weighted average remaining contractual life (in years)	Number of options vested
$100.00	54,345	8	35,613
$280.00	6,700	10	335
$350.00	12,100	10	605

	73,145		36,553

        During 2006, 2005, and 2004, compensation expense of $2, $36, and $36, respectively, related to options granted in 2003 and 2004, has been recorded in the accompanying consolidated financial statements. Additionally, in 2006, compensation expense of $1,009 was recorded in the accompanying consolidated financial statements as a result of options granted in 2006 and accounted for under SFAS No. 123R. Total compensation expense as a result of stock options is reflected in the consolidated financial statements as follows:

	Years ended December 31,
	2006	2005	2004
Cost of sales	$103	—	—
Research and development	65	—	—
Selling, general, and administrative expense	843	36	36

Total compensation expense	$1,011	36	36

        No compensation cost was capitalized as part of the cost of an asset in any periods presented.

        In November 2005, the FASB issued Staff Position (FSP) No. 123R-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards. The Company has elected to adopt the alternative transition method provided in FSP No. 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital (APIC) pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of the employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123R. Cash used to settle equity instruments granted under share-based payment arrangements amounted to $0 in all periods presented.

        As of December 31, 2006, there was $2,013 of total unrecognized compensation cost related to unvested stock option awards. The cost is expected to be recognized over a weighted average period of two years.

(16) Subsequent Events

        On February 7, 2007, the Company was acquired by TransDigm Inc., a wholly owned subsidiary of TransDigm Group Incorporated, for $430,000 in cash. As a result of this transaction, the Company repaid its outstanding debt in full and the Company's outstanding stock options were fully accelerated, exercised, and the shares repurchased.

TransDigm Inc.

        All tendered original senior subordinated notes, executed letters of transmittal, and other related documents should be directed to the exchange agent. Requests for assistance and for additional copies of this prospectus, the letter of transmittal and other related documents should be directed to the exchange agent.

EXCHANGE AGENT:
THE BANK OF NEW YORK TRUST COMPANY, N.A.
By Facsimile:
(212) 298-1915

Confirm by telephone:
(212) 815-5920

By Mail, Hand or Courier:
The Bank of New York Trust Company, N.A.
Corporate Trust Department
Reorganization Unit
101 Barclay Street
Floor 7 East
New York, New York 10286
Attn: Mrs. Carolle Montreuil

TransDigm Inc.

OFFER TO EXCHANGE

Up to $300,000,000 aggregate principal amount of its 7 3/4% Senior Subordinated Notes due 2014 registered under the Securities Act of 1933 for
any and all outstanding 7 3/4% Senior Subordinated Notes due 2014 that were issued on February 7, 2007

PROSPECTUS

        Until October 18, 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

July 20, 2007

QuickLinks

TABLE OF CONTENTS
NOTICE TO INVESTORS
NOTICE TO NEW HAMPSHIRE RESIDENTS
PROSPECTUS SUMMARY
Our Company
Organizational and Related Matters
Industry and Market Overview
Our Competitive Strengths
Our Business Strategy
Financing Transactions
SUMMARY OF THE EXCHANGE OFFER
SUMMARY OF THE TERMS OF THE EXCHANGE NOTES
Regulatory Approvals
Risk Factors
Principal Offices
SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Relating to the Notes
Risks Associated with the Exchange Offer
Risks Related to Our Business
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
THE EXCHANGE OFFER
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
TransDigm Group Incorporated Unaudited Pro Forma Condensed Consolidated Statement of Income for the Twelve-Month Period Ended September 30, 2006 (In thousands, except per share data)
TransDigm Group Incorporated Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income for the Twelve-Month Period Ended September 30, 2006
TransDigm Group Incorporated Unaudited Pro Forma Condensed Consolidated Statement of Income for the Twenty-Six Week Period Ended March 31, 2007 (In thousands, except per share data)
TransDigm Group Incorporated Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income For the Twenty-Six Week Period Ended March 31, 2007
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF THE EXCHANGE NOTES
BOOK-ENTRY, DELIVERY AND FORM
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except share amounts)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THIRTEEN AND TWENTY-SIX WEEK PERIODS ENDED MARCH 31, 2007 AND APRIL 1, 2006 (Amounts in thousands, except share data)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE TWENTY SIX WEEK PERIOD ENDED MARCH 31, 2007 (Amounts in thousands, except share data) (Unaudited)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands) (Unaudited)
TRANSDIGM GROUP INCORPORATED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS THIRTEEN AND TWENTY-SIX WEEK PERIODS ENDED MARCH 31, 2007 AND APRIL 1, 2006 (UNAUDITED)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET AS OF MARCH 31, 2007 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2006 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF INCOME FOR THE TWENTY-SIX WEEK PERIOD ENDED MARCH 31, 2007 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE TWENTY-SIX WEEK PERIOD ENDED MARCH 31, 2007 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE TWENTY-SIX WEEK PERIOD ENDED APRIL 1, 2006 (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED Report of Independent Registered Public Accounting Firm
TRANSDIGM GROUP INCORPORATED CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2006 AND 2005 (Amounts in thousands, except share amounts)
TRANSDIGM GROUP INCORPORATED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except per share amounts)
TRANSDIGM GROUP INCORPORATED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Amounts in thousands, except share amounts)
TRANSDIGM GROUP INCORPORATED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
TRANSDIGM GROUP INCORPORATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2006 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET AS OF SEPTEMBER 30, 2005 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2006 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2005 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2004 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2006 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2005 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2004 (Amounts in Thousands)
TRANSDIGM GROUP INCORPORATED VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED SEPTEMBER 30, 2006, SEPTEMBER 30, 2005, AND SEPTEMBER 30, 2004 (Amounts in Thousands)
Independent Auditors' Report
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2006 AND 2005 (Dollars in thousands)
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Dollars in thousands)
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (Dollars in thousands)
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2006, 2005 and 2004 (Dollars in thousands)
AVIATION TECHNOLOGIES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2006 AND 2005 (Dollars in thousands)
TransDigm Inc.